Exhibit 2.1

EXECUTION VERSION

AGREEMENT AND PLAN OF MERGER

By and Among

ATHENE HOLDING LTD;

APOLLO GLOBAL MANAGEMENT, INC.;

TANGO HOLDINGS, INC.;

BLUE MERGER SUB, LTD.; and

GREEN MERGER SUB, INC.

Dated as of March 8, 2021

TABLE OF CONTENTS

i

This AGREEMENT AND PLAN OF MERGER (this “Agreement”) dated as of March 8, 2021, among Athene Holding Ltd, a Bermuda exempted company (“AHL”), Apollo Global Management, Inc., a Delaware corporation (“AGM”), Tango Holdings, Inc., a Delaware corporation and a direct wholly owned subsidiary of AGM (“Tango Holdings”), Blue Merger Sub, Ltd., a Bermuda exempted company and a direct wholly owned subsidiary of Tango Holdings (“AHL Merger Sub”), and Green Merger Sub, Inc., a Delaware corporation and a direct, wholly owned subsidiary of Tango Holdings (“AGM Merger Sub”).

WHEREAS, the Board of Directors of AHL (the “AHL Board”) (upon the recommendation of a special committee consisting of independent members of the AHL Board not affiliated with AGM (the “Special Committee”)) has (i) approved the AHL Merger, this Agreement and the Statutory Merger Agreement, (ii) determined that the terms of this Agreement and the Statutory Merger Agreement are in the best interests of and fair to AHL and its shareholders, (iii) declared the advisability of this Agreement, the Statutory Merger Agreement and the AHL Merger, (iv) determined that the Merger Consideration constitutes fair value for each AHL Share in accordance with the Bermuda Companies Act, (v) determined that the preferred shares of the AHL Surviving Entity as described in Section 2.01(d) constitute fair value for each AHL Preferred Series A Share, AHL Preferred Series B Share, AHL Preferred Series C Share and AHL Preferred Series D Share, as applicable, in accordance with the Bermuda Companies Act and (vi) resolved, subject to Section 5.02, to recommend approval of the AHL Merger, this Agreement and the Statutory Merger Agreement to its shareholders;

WHEREAS, the Board of Directors of AGM has (i) approved the AGM Merger and this Agreement, (ii) determined that the terms of this Agreement are in the best interests of and fair to AGM and its stockholders, (iii) declared the advisability of this Agreement and the AGM Merger and (iv) resolved, subject to Section 5.03(c), to recommend approval and adoption of the AGM Merger and this Agreement to its stockholders;

WHEREAS, the Board of Directors of the AHL Merger Sub has (i) unanimously approved the AHL Merger, this Agreement and the Statutory Merger Agreement, (ii) determined that the terms of this Agreement and the Statutory Merger Agreement are in the best interests of and fair to the AHL Merger Sub and its sole shareholder, (iii) declared the advisability of this Agreement, the Statutory Merger Agreement and the AHL Merger and (iv) resolved to recommend approval of the AHL Merger, this Agreement and the Statutory Merger Agreement to its sole shareholder;

WHEREAS, the Board of Directors of AGM Merger Sub has (i) unanimously approved the AGM Merger and this Agreement, (ii) determined that the terms of this Agreement are in the best interests of and fair to AGM Merger Sub and its sole stockholder, (iii) declared the advisability of this Agreement and the AGM Merger and (iv) resolved to recommend approval and adoption of the AGM Merger and this Agreement to its sole stockholder;

WHEREAS, concurrently with the execution and delivery of this Agreement, and as a condition and inducement to the willingness of AHL to enter into this Agreement, certain stockholders of AGM (the “Principal AGM Stockholders”) are entering into a voting agreement (the “Voting Agreement”) with AHL pursuant to which the Principal AGM Stockholders have agreed, upon the terms and subject to the conditions set forth in the Voting Agreement, to, among other things, vote all of their AGM Shares and AGM Class B Common Stock in favor of the approval and adoption of the AGM Merger and this Agreement;

WHEREAS, AGM Management, LLC, as the holder of all of the outstanding shares of AGM Class C Common Stock, has delivered an irrevocable approval, which shall become automatically effective immediately following the execution and delivery of this Agreement, approving the entry by AGM into this Agreement and consummation of the AGM Merger (the “Class C Stockholder Approval”);

WHEREAS, the Board of Directors of Tango Holdings has (i) unanimously approved this Agreement, (ii) determined that the terms of this Agreement are in the best interests of and fair to Tango Holdings and its sole stockholder and (iii) declared the advisability of this Agreement;

WHEREAS, it is intended that, substantially concurrent with the Closing, (i) certain issued and outstanding Operating Group Units held of record or beneficially by Persons other than AGM and its Subsidiaries and other than AHL and its Subsidiaries will be exchanged for Tango Holdings Shares and (ii) the issued and outstanding Operating Group Units held of record or beneficially by AHL and its Subsidiaries will be directly or indirectly exchanged for Tango Holdings Shares (collectively, the “Operating Group Unit Exchange”);

WHEREAS, it is the intent of the parties that, for U.S. federal income tax purposes, the Mergers, taken together along with any Operating Group Unit Exchange, qualify as a transaction described in Section 351 of the Code;

WHEREAS, AGM and the other parties to the AGM Restructuring intend to complete the AGM Restructuring prior to or effective as of the Closing; and

WHEREAS, it is the current intent of the parties that the Transactions are consummated after January 1, 2022.

NOW, THEREFORE, in consideration of the mutual representations, warranties, covenants and agreements set forth herein and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, and intending to be legally bound hereby, the parties hereby agree as follows:

ARTICLE I

THE MERGERS

Section 1.01 AGM Merger. Upon the terms and subject to the conditions set forth in this Agreement, and pursuant to the DGCL, at the AGM Effective Time, AGM Merger Sub shall be merged with and into AGM (the “AGM Merger”), the separate corporate existence of AGM Merger Sub shall thereupon cease and AGM shall survive the AGM Merger (such surviving company, the “AGM Surviving Entity”) as a wholly owned Subsidiary of Tango Holdings. References in this Agreement to “AGM” for periods after the AGM Effective Time shall include AGM Surviving Entity.

Section 1.02 AHL Merger. Upon the terms and subject to the conditions set forth in this Agreement and the Statutory Merger Agreement, and pursuant to Section 104H of the Companies Act 1981 of Bermuda, as amended (the “Bermuda Companies Act”), at the AHL Effective Time, AHL Merger Sub shall be merged with and into AHL (the “AHL Merger” and, together with the AGM Merger, the “Mergers”), the separate corporate existence of AHL Merger Sub shall thereupon cease and AHL shall survive the AHL Merger (such surviving company, the “AHL Surviving Entity”) as a wholly owned Subsidiary of Tango Holdings. References in this Agreement to the “AHL” for periods after the AHL Effective Time shall include AHL Surviving Entity.

Section 1.03 Effective Time; Closing.

(a) Upon the terms and subject to the conditions set forth in this Agreement, AGM and AGM Merger Sub will on the Closing Date, file or cause to be filed a certificate of merger (the “AGM Certificate of Merger”), in accordance with Section 251 of the DGCL, with the Secretary of State of the State of Delaware and make all other filings or recordings required by the DGCL in connection with the AGM Merger. The AGM Merger shall become effective at such time as the AGM Certificate of Merger is duly filed with the Secretary of State of the State of Delaware or such other date and time as specified in the AGM Certificate of Merger (the “AGM Effective Time”).

(b) Upon the terms and subject to the conditions set forth in this Agreement and the Statutory Merger Agreement, AHL and AHL Merger Sub will (i) on the Closing Date, execute and deliver the Statutory Merger Agreement, (ii) on or prior to the Closing Date, cause an application for registration of the AHL Surviving Entity (the “Merger Application”) to be executed and delivered to the Registrar of Companies in Bermuda (the “Registrar”) as provided under Section 108 of the Bermuda Companies Act and to be accompanied by the documents required by Section 108(2) of the Bermuda Companies Act and (iii) cause to be included in the Merger Application a request that the Registrar issue the certificate of merger with respect to the AHL Merger (the “AHL Certificate of Merger”) on the Closing Date at the time of day mutually agreed upon by AHL and AGM and set forth in the Merger Application. The AHL Merger shall become effective upon the issuance of the AHL Certificate of Merger by the Registrar at the time and date shown on the AHL Certificate of Merger (the “AHL Effective Time”).

(c) AHL and AGM agree that they shall (i) specify in the AGM Certificate of Merger that the effective time of the AGM Merger shall be 9:00 a.m., New York time (or such other time mutually agreed upon by AHL and AGM), on the Closing Date and (ii) request that the Registrar provide in the AHL Certificate of Merger that the effective time of the AHL Merger shall be 9:00 a.m., New York time (or such other time mutually agreed upon by AHL and AGM), on the Closing Date.

(d) The closing (the “Closing”) of the Mergers shall take place at the offices of Skadden, Arps, Slate, Meagher & Flom LLP, One Manhattan West, New York, New York at 9:00 a.m., New York time, on a date that is the third (3rd) business day following the satisfaction or (to the extent permitted by applicable Law) waiver by the party or parties entitled to the benefits thereof of the conditions set forth in Article VI (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or (to the extent permitted by applicable

Law) waiver of those conditions at such time), or at such other place, time and date as shall be agreed to in writing by AHL and AGM; provided, that it is the current intent of the parties that the Closing shall occur after January 1, 2022. The date on which the Closing occurs is referred to in this Agreement as the “Closing Date”.

Section 1.04 Effects of Mergers.

(a) From and after the AGM Effective Time, the AGM Merger shall have the effects set forth in this Agreement and Section 251 of the DGCL.

(b) From and after the AHL Effective Time, the AHL Merger shall have the effects set forth in this Agreement and Section 109(2) of the Bermuda Companies Act.

Section 1.05 Memorandum of Association and Bye-Laws of the AHL Surviving Entity. At the AHL Effective Time, (a) the memorandum of association of AHL immediately prior to the AHL Effective Time shall be amended to be substantially in the form of the memorandum of association of the AHL Merger Sub and (b) the bye-laws of AHL Surviving Entity shall be amended to be substantially in the form of the bye-laws of AHL Merger Sub immediately prior to the AHL Effective Time, in each case until thereafter changed or amended as provided therein or pursuant to applicable Law (and in each case, subject to Section 5.07 hereof), except that the name of AHL Merger Sub reflected therein shall be reasonably determined by Tango Holdings prior to Closing.

Section 1.06 Certificate of Incorporation and Bylaws of AGM Surviving Entity. At the AGM Effective Time, (a) the certificate of incorporation of AGM Merger Sub immediately prior to the AGM Effective Time shall become the certificate of incorporation of AGM Surviving Entity and (b) the bylaws of AGM Surviving Entity shall be amended to be substantially in the form of the bylaws of AGM Merger Sub immediately prior to the AGM Effective Time, in each case until thereafter changed or amended as provided therein or pursuant to applicable Law (and in each case, subject to Section 5.07 hereof), except that the name of AHL Merger Sub reflected therein shall be reasonably determined by Tango Holdings prior to Closing.

Section 1.07 Certificate of Incorporation and Bylaws of Tango Holdings. The parties hereto shall cause (a) the certificate of incorporation of Tango Holdings in effect immediately prior to the AGM Effective Time to be amended and restated at the AHL Effective Time in the form described on Section 1.07 of the AGM Disclosure Schedule and (b) the bylaws of Tango Holdings in effect immediately prior to the AGM Effective Time to be amended and restated at the AHL Effective Time in the form described on Section 1.07 of the AGM Disclosure Schedule. The name of Tango Holdings immediately after the AGM Effective Time shall be “Apollo Global Management, Inc.”

Section 1.08 Board of Directors and Officers of AHL Surviving Entity. The parties hereto shall cause the directors of AHL Merger Sub in office immediately prior to the AHL Effective Time to be the directors of AHL Surviving Entity until the earlier of their death, resignation or removal or until their respective successors are duly elected or appointed and qualified, as the case may be, in accordance with the Bermuda Companies Act and bye-laws of AHL Surviving Entity. The officers of AHL in office immediately prior to the AHL Effective Time shall be the officers of AHL Surviving Entity until the earlier of their death, resignation or removal or until their respective successors are duly elected or appointed and qualified, as the case may be.

Section 1.09 Board of Directors and Officers of AGM Surviving Entity. The parties hereto shall cause the directors of AGM Merger Sub in office immediately prior to the AGM Effective Time to be the directors of AGM Surviving Entity until the earlier of their death, resignation or removal or until their respective successors are duly elected or appointed and qualified, as the case may be, in accordance with the DGCL and bylaws of the AGM Surviving Entity. The officers of AGM in office immediately prior to the AGM Effective Time shall be the officers of the AGM Surviving Entity until the earlier of their death, resignation or removal or until their respective successors are duly elected or appointed and qualified, as the case may be.

Section 1.10 Board of Directors of Tango Holdings. The parties hereto shall cause the Board of Directors of Tango Holdings immediately following the AHL Effective Time to consist of (a) four (4) directors of AHL in office immediately prior to the AHL Effective Time, including (i) the individual set forth on Section 1.10 of the AHL Disclosure Schedule and (ii) three (3) selected by the disinterested members of the Board of Directors of AHL and reasonably acceptable to AGM, and which must qualify as an “independent director” under the listing standards of the NYSE and the applicable rules of the SEC, (b) the directors of AGM in office immediately prior to the AHL Effective Time and (c) no more than eighteen (18) directors in the aggregate.

ARTICLE II

EFFECT ON SECURITIES OF THE CONSTITUENT ENTITIES;

PAYMENT OF CONSIDERATION

Section 2.01 Effect of AHL Merger on the Share Capital of AHL Merger Sub and AHL. At the AHL Effective Time, by virtue of the occurrence of the AHL Merger, and without any action on the part of AHL, AHL Merger Sub, Tango Holdings or AGM or any holder of any AHL Shares or any shares, par value $1.00 per share, of AHL Merger Sub (“AHL Merger Sub Shares”):

(a) Share Capital of AHL Merger Sub. Each AHL Merger Sub Share that is issued immediately prior to the AHL Effective Time shall automatically be canceled and converted into and become the right to receive an issuance from the AHL Surviving Entity of a number of duly authorized, validly issued, fully paid and nonassessable common shares, par value $1.00 per share, of the AHL Surviving Entity (the “Surviving AHL Shares”) that is equal to the number of AHL Shares canceled and converted under the mechanics of Section 2.01(c). For the purposes of this Section 2.01(a), “nonassessable” means in relation to fully paid shares of the AHL Surviving Entity that no shareholder shall be obliged to contribute further amounts to the capital of AHL Surviving Entity, either in order to complete payment for their shares, to satisfy claims of creditors of the AHL Surviving Entity, or otherwise.

(b) Cancelation of Treasury Shares; Treatment of AGM-Owned Shares and Shares Held by AHL Subsidiaries. Each AHL Share that is owned by AHL as treasury shares and any AHL Share owned by AHL Merger Sub immediately prior to the AHL Effective Time shall automatically be canceled and shall cease to exist and no consideration shall be delivered in exchange therefor nor any repayment of capital made in respect thereof. Each AHL Share that is owned by any direct or indirect wholly owned Subsidiary of AHL and each AHL Share that is owned by the Apollo Operating Group or any direct or indirect Subsidiary of the Apollo Operating Group shall not represent the right to receive the Merger Consideration and shall instead convert into one (1) Surviving AHL Share. For the avoidance of doubt, Operating Group Units shall, in no event, be deemed to be treasury shares of AHL.

(c) Conversion of AHL Shares. Subject to Section 2.01(b), Section 2.04(d) and Section 2.06, each AHL Share that is issued immediately prior to the AHL Effective Time shall automatically be canceled and converted into and shall thereafter represent the right to receive an issuance from Tango Holdings of 1.149 (the “Exchange Ratio”) duly authorized, validly issued, fully paid and nonassessable shares of common stock, par value $0.00001 per share, of Tango Holdings (such shares, “Tango Holdings Shares”, and such share consideration, the “Merger Share Consideration”) and any cash paid in lieu of fractional Tango Holdings Shares in accordance with Section 2.04(d) (the “Merger Consideration”). Subject to Section 2.06, as of the AHL Effective Time, all such AHL Shares shall no longer be issued and shall automatically be canceled and shall cease to exist, and each holder of a certificate that immediately prior to the AHL Effective Time evidenced any AHL Shares (each, a “Certificate”) or uncertificated AHL Shares represented by book-entry immediately prior to the AHL Effective Time (each, a “Book-Entry Share”) shall cease to have any rights with respect thereto, except the right to receive the Merger Consideration pertaining to the AHL Shares represented by such Certificate or Book-Entry Share, as applicable, to be paid in consideration therefor, in accordance with Section 2.04(b) without interest.

(d) AHL Preferred Shares.

(i) Subject to Section 2.06, each AHL Preferred Series A Share issued immediately prior to the AHL Effective Time shall automatically be converted into an issued preferred share of the AHL Surviving Entity and shall be entitled to the same dividend and all other preferences and privileges, voting rights, relative, participating, optional and other special rights, and qualifications, limitations and restrictions set forth in the certificate of designations applicable to the AHL Preferred Series A Shares, which certificate of designations shall remain at and following the AHL Effective Time in full force and effect as an obligation of the AHL Surviving Entity in accordance with Section 109(2) of the Bermuda Companies Act.

(ii) Subject to Section 2.06, each AHL Preferred Series B Share issued immediately prior to the AHL Effective Time shall automatically be converted into an issued preferred share of the AHL Surviving Entity and shall be entitled to the same dividend and all other preferences and privileges, voting rights, relative, participating, optional and other special rights, and qualifications, limitations and restrictions set forth in the certificate of designations applicable to the AHL Preferred Series B Shares, which certificate of designations shall remain at and following the AHL Effective Time in full force and effect as an obligation of the AHL Surviving Entity in accordance with Section 109(2) of the Bermuda Companies Act.

(iii) Subject to Section 2.06, each AHL Preferred Series C Share issued immediately prior to the AHL Effective Time shall automatically be converted into an issued preferred share of the AHL Surviving Entity and shall be entitled to the same dividend and all other preferences and privileges, voting rights, relative, participating, optional and other special rights, and qualifications, limitations and restrictions set forth in the certificate of designations applicable to the AHL Preferred Series C Shares, which certificate of designations shall remain at and following the AHL Effective Time in full force and effect as an obligation of the AHL Surviving Entity in accordance with Section 109(2) of the Bermuda Companies Act.

(iv) Subject to Section 2.06, each AHL Preferred Series D Share issued immediately prior to the AHL Effective Time shall automatically be converted into an issued preferred share of the AHL Surviving Entity and shall be entitled to the same dividend and all other preferences and privileges, voting rights, relative, participating, optional and other special rights, and qualifications, limitations and restrictions set forth in the certificate of designations applicable to the AHL Preferred Series D Shares, which certificate of designations shall remain at and following the AHL Effective Time in full force and effect as an obligation of the AHL Surviving Entity in accordance with Section 109(2) of the Bermuda Companies Act.

Section 2.02 Effect of AGM Merger on the Capital Stock of AGM Merger Sub and AGM. At the AGM Effective Time, by virtue of the occurrence of the AGM Merger, and without any action on the part of AGM, AGM Merger Sub, Tango Holdings or any holder of any AGM Shares or any stock, par value $1.00 per share, of AGM Merger Sub (“AGM Merger Sub Share”):

(a) Capital Stock of AGM Merger Sub. Each AGM Merger Sub Share that is issued and outstanding immediately prior to the AGM Effective Time shall be automatically canceled and converted into and become a number of shares of duly authorized, validly issued, fully paid and nonassessable common stock, par value $1.00 per share, of AGM Surviving Entity (the “Surviving AGM Stock”) that is equal to the number of AGM Shares canceled and converted under the mechanics of Section 2.02(c).

(b) Cancelation of Treasury Shares; Treatment of Shares Held by AGM Subsidiaries. Each AGM Share that is owned by AGM as treasury shares and any AGM Share owned by AGM Merger Sub immediately prior to the AGM Effective Time shall automatically be canceled and shall cease to exist and no consideration shall be delivered in exchange therefor nor any repayment of capital made in respect thereof. Each AGM Share that is owned by any direct or indirect wholly-owned Subsidiary of AGM shall convert into one (1) share of Surviving AGM Stock, and no other consideration shall be delivered in exchange therefor nor any repayment of capital made in respect thereof.

(c) Conversion of AGM Shares. Subject to Section 2.02(b) and Section 2.07(b), each AGM Share that is issued and outstanding immediately prior to the AGM Effective Time shall automatically be canceled and converted into and shall thereafter represent the right to receive from Tango Holdings one (1) Tango Holdings Share (the “AGM Merger Consideration”). As of the AGM Effective Time, all such AGM Shares shall no longer be issued and outstanding and shall automatically be canceled and shall cease to exist, and each holder of a certificate that immediately prior to the AGM Effective Time evidenced any AGM Shares (each, a “AGM Certificate”) or uncertificated AGM Shares represented by book-entry immediately prior to the AGM Effective Time (each, a “Book-Entry AGM Share”) shall cease to have any rights with respect thereto, except the right to receive the AGM Merger Consideration, in accordance with Section 2.02(b), without interest.

(d) AGM Preferred Shares.

(i) Each share of AGM Series A Preferred Stock issued and outstanding immediately prior to the AGM Effective Time shall remain issued and outstanding as a preferred share of the AGM Surviving Entity and shall be entitled to the same dividend and all other preferences and privileges, voting rights, relative, participating, optional and other special rights, and qualifications, limitations and restrictions set forth in the certificate of designations applicable to the AGM Series A Preferred Stock, which certificate of designations shall remain at and following the AGM Effective Time in full force and effect as an obligation of the AGM Surviving Entity.

(ii) Each share of AGM Series B Preferred Stock issued and outstanding immediately prior to the AGM Effective Time shall remain issued and outstanding as a preferred share of the AGM Surviving Entity and shall be entitled to the same dividend and all other preferences and privileges, voting rights, relative, participating, optional and other special rights, and qualifications, limitations and restrictions set forth in the certificate of designations applicable to the AGM Series B Preferred Stock, which certificate of designations shall remain at and following the AGM Effective Time in full force and effect as an obligation of the AGM Surviving Entity.

Section 2.03 Surrender of Tango Holdings Shares Held by AGM. Immediately following the AGM Effective Time, each Tango Holdings Share owned by the AGM Surviving Entity shall be surrendered to Tango Holdings without payment therefor.

Section 2.04 Exchange Fund. (a) Paying Agent. At or prior to the Closing Date, Tango Holdings shall, and AGM shall cause Tango Holdings to, designate a bank or trust company reasonably acceptable to AHL and to AGM to act as agent (the “Paying Agent”) for the payment and delivery of the aggregate Merger Consideration and the aggregate AGM Merger Consideration in accordance with this Article II and, in connection therewith, shall at or prior to the Closing Date enter into an agreement with the Paying Agent in a form reasonably acceptable to AHL and to AGM. At or prior to the AHL Effective Time and AGM Effective Time, Tango Holdings shall deposit or cause to be deposited with the Paying Agent (i) a number of certificated Tango Holdings Shares or Tango Holdings Shares in book-entry form sufficient to pay the aggregate Merger Share Consideration and the AGM Merger Consideration and (ii) an amount in cash sufficient to pay, to the extent then determinable, cash payable in lieu of fractional shares pursuant to Section 2.04(d) (such shares and cash, and cash referred to in the immediately following sentence, being hereinafter referred to as the “Exchange Fund”). From time to time as necessary and determinable, Tango Holdings shall promptly deposit or cause to be deposited with the Paying Agent additional cash sufficient to pay the cash payable in lieu of fractional shares pursuant to Section 2.04(d). Pending its disbursement in accordance with this Section 2.04, the Exchange Fund shall be invested by the Paying Agent as directed by Tango Holdings in (i) short-term direct obligations of the United States of America, (ii) short-term obligations for which the full faith and credit of the United States of America is pledged to provide for the payment of principal and interest, (iii) short-

term commercial paper rated the highest quality by either Moody’s Investors Service, Inc. or Standard and Poor’s Ratings Services or (iv) certificates of deposit, bank repurchase agreements or banker’s acceptances of commercial banks with capital exceeding $5 billion. Any and all interest earned on the funds in the Exchange Fund shall be paid by the Paying Agent to Tango Holdings. No investment losses resulting from investment of the funds deposited with the Paying Agent shall diminish the rights of any former holder of AHL Shares to receive cash payable in lieu of fractional shares pursuant to Section 2.04(d).

(b) Letter of Transmittal; Exchange of Certificates. As soon as practicable after the AHL Effective Time and the AGM Effective Time (but in no event later than three (3) business days after the AHL Effective Time and the AGM Effective Time), Tango Holdings shall cause the Paying Agent to (i) mail to each holder of a Certificate a form of letter of transmittal (which shall be in such form and have such other customary provisions as Tango Holdings may specify, subject to AHL’s reasonable approval (to be sought prior to the AHL Effective Time)), together with instructions thereto, setting forth, inter alia, the procedures by which holders of Certificates may receive the Merger Consideration and (ii) mail to each holder of an AGM Certificate a form of letter of transmittal (which shall be in such form and have such other customary provisions as Tango Holdings may specify, subject to AGM’s reasonable approval (to be sought prior to the AHL Effective Time)), together with instructions thereto, setting forth, inter alia, the procedures by which holders of AGM Certificates may receive the AGM Merger Consideration. Notwithstanding anything in this Agreement to the contrary, holders of Book-Entry Shares and Book-Entry AGM Shares shall not be required to deliver a Certificate or an executed letter of transmittal to the Paying Agent to receive the Merger Consideration or AGM Merger Consideration, as applicable, that such holder is entitled to receive pursuant to this Article II. The Paying Agent shall deliver to such holder, (x) with respect to holders of Certificates or AGM Certificates, upon the completion of such applicable procedures by a holder and the surrender of such holder’s Certificates or AGM Certificates or (y) with respect to holders of Book-Entry Shares or Book-Entry AGM Shares, as promptly as practicable after the AHL Effective Time or the AGM Effective Time, as applicable, (A) a certificate or book-entry representing that number of whole Tango Holdings Shares (rounded down to the nearest whole Tango Holdings Share (taking into account all Certificates, Book-Entry Shares, AGM Certificates and Book-Entry AGM Shares held by such holder)) that such holder has the right to receive pursuant to the provisions of this Article II and (B) if applicable, cash in an amount (subject to Section 2.04(h)) equal to the cash in lieu of fractional shares that such holder has the right to receive pursuant to Section 2.04(d). If payment of the Merger Consideration or AGM Merger Consideration is to be made to a Person other than the Person in whose name a Certificate or AGM Certificate, as applicable, surrendered is registered, it shall be a condition of payment that (x) the Certificate or AGM Certificate so surrendered shall be properly endorsed (where applicable) or shall otherwise be in, or accompanied by, the proper form for transfer duly executed on behalf of the transferor where required for transfer and (y) the Person requesting such payment (1) shall have paid any transfer and other Taxes required by reason of the payment of the Merger Consideration or AGM Merger Consideration to a Person other than the registered holder or (2) shall have established to the reasonable satisfaction of AHL Surviving Entity, AGM Surviving Entity, or Tango Holdings that such Tax either has been paid or is not applicable. Until satisfaction of the applicable procedures contemplated by this Section 2.04 and subject to Section 2.06, each Certificate or Book-Entry Share shall be deemed at any time after the AHL Effective Time to represent only the right to receive the Merger Consideration. Until satisfaction of the applicable procedures contemplated by this Section 2.04 and subject to Section 2.06, each AGM Certificate or Book-Entry AGM Share shall be deemed at any time after the AGM Effective Time to represent only the right to receive the AGM Merger Consideration. No interest shall be paid or shall accrue on the Merger Consideration or AGM Merger Consideration payable pursuant to this Article II.

(c) No Further Ownership Rights in AHL Shares and AGM Shares.

(i) Share Register. The Merger Consideration paid in respect of each AHL Share upon surrender of Certificates, in the case of certificated AHL Shares, or automatically, in the case of Book-Entry Shares, in accordance with the terms of this Article II shall be deemed to have been paid in full satisfaction of all rights pertaining to such AHL Shares previously represented by such Certificates or Book-Entry Shares, subject, however, to Section 2.06. At the AHL Effective Time, the share register of AHL shall be closed and thereafter there shall be no further registration of transfers on the share register of AHL Surviving Entity of AHL Shares that were outstanding immediately prior to the AHL Effective Time. From and after the AHL Effective Time, the holders of AHL Shares formerly represented by Certificates or Book-Entry Shares immediately prior to the AHL Effective Time shall cease to have any rights with respect to such underlying AHL Shares, except as otherwise provided for herein or by applicable Law. Subject to the last sentence of Section 2.04(f), if, at any time after the AHL Effective Time, Certificates or Book-Entry Shares are presented to AHL Surviving Entity for any reason, they shall be canceled and exchanged as provided in this Article II.

(ii) Transfer Books. The AGM Merger Consideration paid in respect of each AGM Share upon surrender of AGM Certificates, in the case of certificated AGM Shares, or automatically, in the case of Book-Entry AGM Shares, in accordance with the terms of this Article II shall be deemed to have been paid in full satisfaction of all rights pertaining to such AGM Shares previously represented by such AGM Certificates or Book-Entry AGM Shares, subject, however, to Section 2.06. At the AGM Effective Time, the transfer books of AGM shall be closed and thereafter there shall be no further registration of transfers on the transfer books of the AGM Surviving Entity of AGM Shares that were outstanding immediately prior to the AGM Effective Time. From and after the AGM Effective Time, the holders of AGM Shares formerly represented by AGM Certificates or Book-Entry AGM Shares immediately prior to the AGM Effective Time shall cease to have any rights with respect to such underlying AGM Shares, except as otherwise provided for herein or by applicable Law. Subject to the last sentence of Section 2.04(f), if, at any time after the AGM Effective Time, AGM Certificates or Book-Entry AGM Shares are presented to AGM Surviving Entity for any reason, they shall be canceled and exchanged as provided in this Article II.

(d) No Fractional Shares. Notwithstanding anything in this Agreement to the contrary, no fraction of a Tango Holdings Share may be issued in connection with the AHL Merger, and no dividends or other distributions with respect to Tango Holdings Shares shall be payable on or with respect to any fractional share and no such fractional share will entitle the owner thereof to vote or to any rights of a shareholder of Tango Holdings. In lieu of the issuance of any such fractional share, any holder of AHL Shares or AHL Equity Awards who would otherwise have been entitled to a fraction of a Tango Holdings Share shall be paid cash, without interest, in an amount equal to (i) the fractional share interest to which such holder would otherwise be entitled under this Article II multiplied by (ii) the Average AGM Share Price.

(e) Lost, Stolen or Destroyed Certificates or AGM Certificates. If any Certificate (other than Certificates representing Dissenting Shares) shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such Certificate to be lost, stolen or destroyed and, if required by AHL Surviving Entity, the posting by such Person of a bond, in such reasonable amount as Tango Holdings may direct, as indemnity against any claim that may be made against it with respect to such Certificate, the Paying Agent will pay, in exchange for such lost, stolen or destroyed Certificate, the applicable Merger Consideration. If any AGM Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such AGM Certificate to be lost, stolen or destroyed and, if required by AGM Surviving Entity, the posting by such Person of a bond, in such reasonable amount as Tango Holdings may direct, as indemnity against any claim that may be made against it with respect to such AGM Certificate, the Paying Agent will pay, in exchange for such lost, stolen or destroyed AGM Certificate, the applicable AGM Merger Consideration.

(f) Termination of Exchange Fund. At any time following the first anniversary of the Closing Date, Tango Holdings shall be entitled to require the Paying Agent to deliver to it any portion of the Exchange Fund (including any interest received with respect thereto) that had been made available to the Paying Agent and which has not been disbursed to former holders of AHL Shares or AGM Shares, and thereafter such former holders shall be entitled to look only to Tango Holdings for, and Tango Holdings shall remain liable to the extent required by applicable Law for, payment of their claims of the Merger Consideration or AGM Merger Consideration. Any amounts remaining unclaimed by such holders at such time at which such amounts would otherwise escheat to or become property of any Governmental Authority shall become, immediately prior to such time, to the extent permitted by applicable Law, the property of Tango Holdings or its designee, free and clear of all claims or interest of any Person previously entitled thereto.

(g) No Liability. Notwithstanding any provision of this Agreement to the contrary, none of the parties hereto, the AHL Surviving Entity, the AGM Surviving Entity or the Paying Agent shall be liable to any Person for Merger Consideration or AGM Merger Consideration delivered to a public official pursuant to any applicable state, federal or other abandoned property, escheat or similar Law.

(h) Withholding Taxes. Tango Holdings, AGM, the AGM Surviving Entity, and the Paying Agent shall be entitled to deduct and withhold from the consideration otherwise payable pursuant to this Agreement such amounts as are required to be deducted and withheld with respect to the making of such payment under the Code, or under any provision of other applicable Tax Laws. To the extent amounts are so withheld and paid over to the appropriate Governmental Authority, the withheld amounts shall be treated for all purposes of this Agreement as having been paid to or on behalf of the Person in respect of which such deduction and withholding was made.

Section 2.05 AHL Equity Awards.

(a) Prior to the AHL Effective Time, the AHL Board (or, if appropriate, any duly-authorized committee thereof administering the AHL Share Plans) shall adopt such resolutions and take such other actions to adjust the terms of all AHL Equity Awards to provide that, immediately following the AHL Effective Time:

(i) each AHL Option, whether vested or unvested, that is outstanding immediately prior to the AHL Effective Time shall be converted into an option to purchase a number of Tango Holdings Shares (rounded down to the nearest whole Tango Holdings Share) equal to the product of (i) the Exchange Ratio multiplied by (ii) the number of AHL Shares subject to such AHL Option immediately prior to the AHL Effective Time (rounded down to the nearest whole share) (the “Adjusted AHL Options”), with an exercise price equal to the quotient of (x) the exercise price of such AHL Option divided by (y) the Exchange Ratio (rounded up to the nearest whole cent). The parties intend that the adjustments in this Section 2.05(a)(i) are in accordance with Treasury Regulation Section 1.409A-1(B)(5)(v)(D) and will not subject any Adjusted AHL Option to Section 409A of the Code. Except as provided in this Section 2.05(a), each Adjusted AHL Option shall otherwise be subject to the same terms and conditions as were applicable under the related AHL Option immediately prior to the AHL Effective Time (including, for the avoidance of doubt, the ability to satisfy any required withholding obligations upon vesting and settlement of such Adjusted AHL Options through net settlement, and any accelerated vesting in connection with a termination of service);

(ii) each AHL RSA that is subject solely to time-based vesting requirements and not performance-based vesting requirements (a “AHL Fixed RSA”) and each AHL RSA that is not an AHL Fixed RSA (a “AHL Variable RSA”), in each case, that is outstanding immediately prior to the AHL Effective Time shall be converted into a number of restricted Tango Holdings Shares (rounded down to the nearest whole Tango Holdings Share) equal to (i) the Exchange Ratio multiplied by (ii) the number of AHL Shares subject to such AHL RSA immediately prior to the AHL Effective Time (the “Adjusted AHL RSAs”); provided, that in the case of any AHL Variable RSA, (A) for purposes of clause (ii) above, the number of AHL Shares in respect of such AHL Variable RSA immediately prior to the AHL Effective Time shall be based on the applicable target level of performance and (B) the Adjusted AHL RSAs shall only be subject to the time vesting conditions that applied to the AHL Variable RSA and shall vest at the end of the applicable performance period. Except as provided in this Section 2.05(a), each Adjusted AHL RSA shall otherwise be subject to the same terms and conditions as were applicable under the related AHL RSA immediately prior to the AHL Effective Time (including, for the avoidance of doubt, the ability to satisfy any required withholding obligations upon vesting and settlement of such Adjusted AHL RSA through net settlement, any dividends accrued thereunder, and any accelerated vesting in connection with a termination of service); and

(iii) each award of AHL Share Units that is subject solely to time-based vesting requirements and not performance-based vesting requirements (a “AHL Fixed RSU”) and each award of AHL Share Units that is not an AHL Fixed RSU (a “AHL Variable RSU”), in each case, that is outstanding immediately prior to the AHL Effective Time shall be converted into an award of restricted share units with respect to a number of Tango Holdings Shares (rounded down to the nearest whole Tango Holdings Share) equal to (i) the Exchange Ratio multiplied by (ii) the number of AHL Shares subject to such AHL Share Unit immediately prior to the AHL Effective Time (the “Adjusted AHL Share Unit”); provided, that in the case of any AHL Variable RSU, (A) for purposes of clause (ii) above, the number of AHL Shares in respect of such AHL Variable RSU immediately prior to the AHL Effective Time shall be based on the applicable target level of performance and (B) the Adjusted AHL Share Units shall only be subject to the time vesting conditions that applied to the AHL Variable RSA and shall vest at the end of the applicable performance period. Except as provided in this Section 2.05(a), each Adjusted AHL Share Unit shall otherwise be subject to the same terms and conditions as were applicable under the related AHL Share Unit immediately prior to the AHL Effective Time (including, for the avoidance of doubt, the ability to satisfy any required withholding obligations upon vesting and settlement of such Adjusted AHL Share Unit through net settlement, any dividend equivalents accrued thereunder, and any accelerated vesting in connection with a termination of service). Notwithstanding the foregoing, as of immediately prior to the AHL Effective Time and by virtue of the occurrence of the AHL Effective Time, and without any action on the part of the holder thereof, each AHL Fixed RSA granted to a non-employee director of AHL (whether or not vested) shall vest.

(b) Other Actions. Prior to the AHL Effective Time, AHL shall use its reasonable best efforts to take such actions with respect to the AHL Share Plans as are necessary to give effect to the transactions contemplated by this Section 2.05 in consultation with AGM. Tango Holdings shall take all corporate action necessary to reserve for issuance a sufficient number of Tango Holdings Shares for delivery with respect to the Adjusted AHL Options, Adjusted AHL RSAs, and Adjusted AHL Share Units. To the extent necessary, Tango Holdings shall, no later than the fifteenth (15th) day following the AHL Effective Time, file a registration statement on Form S-8 (or any successor or other appropriate form) with respect to the Tango Holdings Shares subject to such Adjusted AHL Options, Adjusted AHL RSAs, and Adjusted AHL Share Units.

(c) As soon as practicable following the date of this Agreement, AHL shall take all actions with respect to the AHL ESPP that are necessary to provide that: (i) with respect to the offering period in effect as of the date hereof (the “Current ESPP Offering Period”), no participant may increase the percentage amount of his or her payroll deduction election from that in effect on the date hereof for such Current ESPP Offering Period and (ii) subject to the consummation of the Mergers, the AHL ESPP shall terminate, effective immediately prior to the AHL Effective Time.

Section 2.06 Shares of Dissenting Holders of AHL. (a) At the AHL Effective Time, all Dissenting Shares shall be canceled and, unless otherwise required by applicable Law, converted into the right to receive, in the case of the AHL Shares, the Merger Consideration or, in the case of the AHL Preferred Shares, preferred shares of the AHL Surviving Entity in accordance with Section 2.01(d), and any holder of Dissenting Shares shall, in the event that the fair value of a Dissenting Share as appraised by the Supreme Court of Bermuda under Section 106(6) of the Bermuda Companies Act (the “Appraised Fair Value”) is greater than, in the case of the AHL Shares, the Merger Consideration or, in the case of the AHL Preferred Shares, preferred shares of the AHL Surviving Entity in accordance with Section 2.01(d), be entitled to receive the difference from AHL by payment made within one (1) month after such Appraised Fair Value is finally determined pursuant to such appraisal procedure.

(b) In the event that a holder fails to exercise, effectively withdraws or otherwise waives any right to appraisal (each, an “Appraisal Withdrawal”) such holder’s Dissenting Shares shall be canceled and converted as of the AHL Effective Time into the right to receive, in the case of the AHL Shares, the Merger Consideration or, in the case of AHL Preferred Shares, preferred share of the AHL Surviving Entity in accordance with Section 2.01(d), for each such Dissenting Share, subject to any required withholding of Taxes.

(c) AHL shall give AGM (i) written notice of (A) any demands for appraisal of Dissenting Shares, Appraisal Withdrawals and any other instruments, notices, petitions or other written communication received by AHL in accordance with this Section 2.06 and (B) to the extent that AHL has Knowledge thereof, any applications to the Supreme Court of Bermuda for appraisal of the fair value of the Dissenting Shares and (ii) to the extent permitted by applicable Law, the opportunity to participate with AHL in any settlement negotiations and proceedings with respect to any demands for appraisal under the Bermuda Companies Act. AHL shall not, without the prior written consent of AGM, voluntarily make any payment with respect to, offer to settle or settle any such demands or applications, or waive any failure to timely deliver a written demand for appraisal or timely take any other action to exercise appraisal rights in accordance with the Bermuda Companies Act. Payment of any amount payable to holders of Dissenting Shares shall be the obligation of AHL Surviving Entity.

Section 2.07 AGM Equity Awards.

(a) Prior to the AGM Effective Time, the board of directors of AGM (or, if appropriate, any duly-authorized committee thereof administering the AGM Share Plans) shall adopt such resolutions and take such other actions to adjust the terms of all AGM Equity Awards to provide that, immediately following the AGM Effective Time:

(i) each AGM Option, whether vested or unvested, that is outstanding immediately prior to the AGM Effective Time shall be converted into an option to purchase a number of Tango Holdings Shares equal to the number of AGM Shares subject to such AGM Option immediately prior to the AGM Effective Time (the “Adjusted AGM Options”), with an exercise price equal to the exercise price of such AGM Option. Except as provided in this Section 2.07(a), each Adjusted AGM Option shall otherwise be subject to the same terms and conditions as were applicable under the related AGM Option immediately prior to the AGM Effective Time (including, for the avoidance of doubt, the ability to satisfy any required withholding obligations upon vesting and settlement of such Adjusted AGM Options through net settlement);

(ii) each AGM RSA that is subject solely to time-based vesting requirements and not performance-based vesting requirements (a “AGM Fixed RSA”) and each AGM RSA that is not a AGM Fixed RSA (a “AGM Performance RSA”), in each case, that is outstanding immediately prior to the AGM Effective Time shall be converted into a number of restricted Tango Holdings Shares equal to the number of AGM Shares subject to such AGM RSA immediately prior to the AGM Effective Time (the “Adjusted AGM

RSAs”). Except as provided in this Section 2.07(a), each Adjusted AGM RSA shall otherwise be subject to the same terms and conditions as were applicable under the related AGM RSA immediately prior to the AGM Effective Time (including, for the avoidance of doubt, the ability to satisfy any required withholding obligations upon vesting and settlement of such Adjusted AGM RSA through net settlement, any dividends accrued thereunder and any performance-based vesting requirements applicable to a AGM Performance RSA immediately prior to the AGM Effective Time); and

(iii) each AGM Share Unit that is subject solely to time-based vesting requirements and not performance-based vesting requirements (a “AGM Fixed RSU”) and each AGM Share Unit (including any dividend equivalents accrued thereunder) that is not a AGM Fixed RSU (a “AGM Performance RSU”), in each case, that is outstanding immediately prior to the AGM Effective Time shall be converted into a restricted share unit with respect to a number of Tango Holdings Shares equal to the number of AGM Shares subject to such AGM Share Unit immediately prior to the AGM Effective Time (the “Adjusted AGM Share Unit”). Except as provided in this Section 2.07(a), each Adjusted AGM Share Unit shall otherwise be subject to the same terms and conditions as were applicable under the related AGM Share Unit immediately prior to the AGM Effective Time (including, for the avoidance of doubt, the ability to satisfy any required withholding obligations upon vesting and settlement of such Adjusted AGM Share Unit through net settlement, any dividend equivalents accrued thereunder and any performance-based vesting requirements applicable to a AGM Performance RSU immediately prior to the AGM Effective Time).

(b) AGM Actions. Prior to the AGM Effective Time, AGM shall use its reasonable best efforts to take such actions with respect to the AGM Share Plans as are necessary to give effect to the transactions contemplated by this Section 2.07.

Section 2.08 AHL Warrants. At the AHL Effective Time, each AHL Warrant that is outstanding immediately prior to the AHL Effective Time shall, as of the AHL Effective Time, (a) be exchanged for a combination of Tango Holdings Shares and other consideration from Tango Holdings (the “Warrant Consideration”) in connection with the Mergers and Operating Group Unit Exchange as may be agreed in writing by AGM and AHL prior to the AHL Effective Time or (b) if no such agreement is reached, automatically and without any action on the part of the holder thereof, remain outstanding in accordance with its terms. In connection with clause (a) above, each of AGM and AHL shall cooperate in good faith with each other prior to Closing to reach an agreement on a Tax efficient mix of Warrant Consideration that is economically equivalent on an after-Tax basis to an exchange of the AHL Warrants for equivalent warrants of Tango Holdings in a Tax-free exchange for U.S. federal income tax purposes. In the event the AHL Warrants remain outstanding as described in clause (b), holders of AHL Warrants shall be made whole by Tango Holdings for any adverse tax or economic consequences arising from not having exchanged such AHL Warrants for equivalent warrants of Tango Holdings in a Tax-free exchange for U.S. federal income tax purposes.

Section 2.09 Adjustments. Notwithstanding any provision of this Article II to the contrary, if between the date of this Agreement and the AHL Effective Time or the AGM Effective Time, as applicable, the outstanding Tango Holdings Shares, AHL Shares or AGM Shares shall have been changed into a different number of shares or a different class by reason of the occurrence or record date of any share or stock dividend, subdivision, reclassification, recapitalization, split, combination, consolidation, exchange of shares or similar transaction, the Merger Consideration or the AGM Merger Consideration, as applicable, shall be appropriately adjusted to reflect such share or stock dividend, subdivision, reclassification, recapitalization, split, combination, consolidation, exchange of shares or similar transaction.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF AHL

AHL represents and warrants to Tango Holdings, AGM, AHL Merger Sub and AGM Merger Sub that, except as (A) set forth in the disclosure schedule delivered by AHL to AGM, Tango Holdings, AGM Merger Sub and AHL Merger Sub on the date of this Agreement (the “AHL Disclosure Schedule”) (it being understood that any information set forth on one section or subsection of the AHL Disclosure Schedule shall be deemed to apply to and qualify the section or subsection of this Agreement to which it corresponds in number and each other section or subsection of this Agreement to the extent that it is reasonably apparent on the face of such disclosure that such information is relevant to such other section or subsection) or (B) disclosed in any report, schedule, form, statement or other document filed with, or furnished to, the SEC since January 1, 2018 by AHL and publicly available prior to the date of this Agreement (the “AHL Filed SEC Documents”), other than disclosure contained in the “Risk Factors” or “Forward Looking Statements” sections of such AHL Filed SEC Documents or that otherwise constitute risk factors or forward looking statements of risks generally faced by participants in the industries in which AHL operates without disclosure of specific facts and circumstances:

Section 3.01 Organization; Standing. (a) AHL is an exempted company duly incorporated, validly existing and in good standing under the Laws of Bermuda. AHL has all requisite power and authority necessary to carry on its business as it is now being conducted and to own, lease and operate its assets and properties, except (other than with respect to the due incorporation and valid existence of AHL) as would not have, individually or in the aggregate, a Material Adverse Effect. AHL is duly licensed or qualified to do business and is in good standing (where such concept is recognized under applicable Law) in each jurisdiction in which the nature of the business conducted by it or the character or location of the properties and assets owned or leased by it makes such licensing or qualification necessary, except where the failure to be so licensed, qualified or in good standing would not have, individually or in the aggregate, a Material Adverse Effect. A true and complete copy of each of AHL Organizational Documents is included in the AHL Filed SEC Documents. AHL is not in violation of AHL Organizational Documents and no Subsidiary of AHL is in violation of any of its organizational documents, except as would not be material to AHL and its Subsidiaries taken as a whole.

(b) Each of AHL’s Subsidiaries is duly organized, validly existing and in good standing (where such concept is recognized under applicable Law) under the Laws of the jurisdiction of its organization, except as would not be material to AHL and its Subsidiaries taken as a whole.

Section 3.02 Capitalization. (a) The authorized share capital of AHL consists of 425,000,000 Class A common shares, par value 0.001 per share (the “AHL Shares”), 34,500 AHL Preferred Series A Shares, par value $1.00 per share, 13,800 AHL Preferred Series B Shares, par value $1.00 per share, 24,000 AHL Preferred Series C Shares, par value $1.00, 23,000 AHL Preferred Series D Shares, par value $1.00 and $406,809.56 aggregate par value of undesignated shares. At the close of business on March 4, 2021 (the “Capitalization Date”), (i) 191,781,074.34 AHL Shares (excluding any treasury shares which may be deemed to be issued), 34,500 AHL Preferred Series A Shares, 13,800 AHL Preferred Series B Shares, 24,000 AHL Preferred Series C Shares, and 23,000 AHL Preferred Series D Shares were issued, (ii) zero AHL Shares were held by AHL and its Subsidiaries as treasury shares, (iii) 2,310,651 AHL Shares were issuable in respect of outstanding AHL Options, with a weighted average exercise price equal to $44.65, (iv) 86,192 AHL Shares were issuable in respect of outstanding AHL Fixed RSAs, (v) 205,456 AHL Shares were issuable in respect of outstanding AHL Variable RSAs (assuming attainment of all applicable performance goals at the maximum level for payout), (vi) 337,152 AHL Shares were issuable in respect of outstanding AHL Fixed RSUs, (vii) 1,088,047 AHL Shares were issuable in respect of outstanding AHL Variable RSUs (assuming attainment of all applicable performance goals at the maximum level for payout) and (viii) 8,365,247 AHL Warrants were outstanding. Since the Capitalization Date through the date of this Agreement, other than in connection with the exercise, vesting or settlement of AHL Equity Awards in accordance with their terms, neither AHL nor any of its Subsidiaries has (1) issued any AHL Securities or incurred any obligation to make any payments based on the price or value of any AHL Securities or dividends paid thereon that were outstanding as of the Capitalization Date, other than dividend equivalents with respect to AHL Share Units, or (2) established a record date for, declared, set aside for payment or paid any dividend on, or made any other distribution in respect of, any shares of AHL’s share capital.

(b) Except as described in this Section 3.02, as of the Capitalization Date, there were (i) no outstanding shares or other equity or voting interests in, AHL, (ii) no outstanding securities of AHL convertible into or exchangeable for shares or other equity or voting interests in, AHL, (iii) no outstanding options, warrants, rights or other commitments or agreements to acquire from AHL, or that obligate AHL to issue, any shares of, or other equity or voting interests in, or any securities convertible into or exchangeable for shares of, or other equity or voting interests in, AHL, (iv) no obligations of AHL to grant, extend or enter into any subscription, warrant, right, convertible or exchangeable security or other similar agreement or commitment relating to any shares of, or other equity or voting interests in, AHL (the items in clauses (i), (ii), (iii) and (iv) being referred to collectively as “AHL Securities”) and (v) no other obligations by AHL or any of its Subsidiaries to make any payments based on the price or value of any AHL Securities or dividends paid thereon. Other than the AHL Equity Awards, there are no outstanding agreements or instruments of any kind that obligate AHL or any of its Subsidiaries to repurchase, redeem or otherwise acquire any AHL Securities (or obligate AHL to grant, extend or enter into any such agreements relating to any AHL Securities) or that grant any preemptive rights, subscription rights, anti-dilutive rights, rights of first refusal or similar rights with respect to any AHL Securities. Except as described in this Section 3.02, no direct or indirect Subsidiary of AHL owns any AHL Shares. None of AHL or any Subsidiary of the AHL is a party to any shareholders’ agreement, voting trust agreement, registration rights agreement or other similar agreement or understanding relating to any AHL Securities or any other agreement relating to the disposition, voting or dividends with respect to any AHL Securities. No holder of securities in AHL or any of its Subsidiaries has any right to have such securities registered by AHL or any of its Subsidiaries. All issued AHL Shares and AHL Preferred Shares have been duly authorized and validly issued and are fully paid and free of preemptive rights.

(c) AHL Shares and the AHL Preferred Shares constitute the only issued classes of shares or other securities of AHL or its Subsidiaries registered under the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder (collectively, the “Exchange Act”).

(d) All of the outstanding shares of capital stock of, or other equity or voting interests in, each Subsidiary of AHL (except for directors’ qualifying shares or the like) are owned, directly or indirectly, beneficially and of record, by AHL free and clear of all Liens and material transfer restrictions, except for Permitted Liens or such other Liens and transfer restrictions of general applicability as may be provided under the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder (collectively, the “Securities Act”) or other applicable securities Laws (including any restriction on the right to vote, sell or otherwise dispose of such shares of capital stock or other equity or voting interests). Each outstanding share of capital stock of each Subsidiary of AHL that is held, directly or indirectly, by AHL, is duly authorized, validly issued, fully paid, nonassessable and free of preemptive rights, and there are no subscriptions, options, warrants, rights, calls, contracts or other commitments, understandings, restrictions or arrangements relating to the issuance, acquisition, redemption, repurchase or sale of any shares of capital stock or other equity or voting interests of any Subsidiary of AHL, including any right of conversion or exchange under any outstanding security, instrument or agreement, any agreements granting any preemptive rights, subscription rights, anti-dilutive rights, rights of first refusal or similar rights with respect to any securities of any Subsidiary of AHL. None of the Subsidiaries of AHL has any outstanding equity compensation plans relating to the capital stock of, or other equity or voting interests in, any Subsidiary of AHL. Neither AHL nor any of its Subsidiaries has any obligation to make any payments based on the price or value of any securities of any Subsidiary of AHL or dividends paid thereon.

Section 3.03 Authority; Noncontravention; Voting Requirements. (a) AHL has all necessary power and authority to execute and deliver this Agreement and, subject to obtaining AHL Shareholder Approval, to perform its obligations hereunder and to consummate the Transactions. The execution, delivery and performance by AHL of this Agreement and the Statutory Merger Agreement, and the consummation by AHL of the Transactions, have been duly authorized and approved by the Special Committee and the AHL Board (upon the recommendation of the Special Committee), and, except for obtaining the AHL Shareholder Approval, executing and delivering the Statutory Merger Agreement, any of the matters set forth on Schedule I and filing the Merger Application with the Registrar pursuant to the Bermuda Companies Act, no other corporate action on the part of AHL is necessary to authorize the execution, delivery and performance by AHL of this Agreement and the Statutory Merger Agreement and the consummation by AHL of the Transactions. This Agreement has been duly executed and delivered by AHL and, assuming due authorization, execution and delivery hereof by the other parties hereto, constitutes a legal, valid and binding obligation of AHL, enforceable against AHL in accordance with its terms, except that such enforceability (i) may be limited by bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and other similar Laws of general application affecting or relating to the enforcement of creditors’ rights generally and (ii) is subject to general principles of equity, whether considered in a proceeding at law or in equity (the “Bankruptcy and Equity Exception”).

(b) As of the date of this Agreement, the Special Committee and the AHL Board (upon the recommendation of the Special Committee) have (i) determined that the Merger Consideration constitutes fair value for each AHL Share in accordance with the Bermuda Companies Act, (ii) determined that the AHL Merger, on the terms and subject to the conditions set forth herein, is fair to, and in the best interests of, AHL and its shareholders, (iii) approved the AHL Merger, this Agreement, the Statutory Merger Agreement and the other Transactions and (iv) resolved, subject to Section 5.02, to recommend approval of the AHL Merger, this Agreement and the Statutory Merger Agreement to the holders of AHL Shares (such recommendation, the “AHL Board Recommendation”).

(c) Neither the execution and delivery of this Agreement or the Statutory Merger Agreement by AHL, nor the consummation by AHL of the Transactions, nor performance or compliance by AHL with any of the terms or provisions hereof, will (i) contravene, conflict with or violate any provision (A) of AHL Organizational Documents or (B) of the similar organizational documents of any of AHL’s Subsidiaries or (ii) assuming (A) compliance with the matters set forth in Section 4.03(b) (other than Section 4.03(b)(ii)(A)) (and assuming the accuracy of the representations and warranties made in such Section 4.03(b)), (B) that the actions described in Section 3.03(a) have been completed, (C) that the authorizations, consents and approvals referred to in Section 3.04 and the AHL Shareholder Approval are obtained and (D) that the filings referred to in Section 3.04 are made and any waiting periods thereunder have terminated or expired, in the case of each of the foregoing clauses (A) through (D), prior to the AHL Effective Time, (x) violate any Law applicable to AHL or any of its Subsidiaries, (y) violate or constitute a breach of or default (with or without notice or lapse of time or both) under any of the terms, conditions or provisions of any loan or credit agreement, debenture, note, bond, mortgage, indenture, deed of trust, lease, sublease, license, contract or other agreement (each, a “Contract”) to which AHL or any of its Subsidiaries is a party or by which any of the assets or properties of AHL or its Subsidiaries, as applicable, are bound, or give rise to any right to terminate, cancel, amend, modify or accelerate AHL’s or, if applicable, any of its Subsidiaries’, rights or obligations under any such Contract or (z) result in the creation of any Lien on any properties or assets of AHL or any of its Subsidiaries, except, in the case of clause (i)(B) and clause (ii), as would not have, individually or in the aggregate, a Material Adverse Effect.

(d) Subject to the voting cutback provisions contained in bye-law 4.3(a) of the AHL Bye-Laws occurring in respect of the votes cast at the AHL Shareholders Meeting, the affirmative vote (in person or by proxy) of a majority of the Total Voting Power (as defined in the AHL Bye-Laws) voting at the AHL Shareholders Meeting in favor of the approval of this Agreement, the AHL Merger and the Statutory Merger Agreement (the “AHL Shareholder Approval”) is the only vote or approval of the holders of any class or series of share capital of AHL or any of its Subsidiaries that is necessary to approve this Agreement, the Statutory Merger Agreement and the AHL Merger. The quorum necessary for such AHL Shareholders Meeting shall be two persons at least holding or representing by proxy more than one-third of the issued shares of AHL.

Section 3.04 Governmental Approvals. Except for (a) compliance with the applicable requirements of the Exchange Act, including the filing with the Securities and Exchange Commission (the “SEC”) of the Joint Proxy Statement/Prospectus, (b) the filing of the registration statement on Form S-4 pursuant to which Tango Holdings Shares issued in the AGM Merger and the AHL Merger will be registered under the Securities Act (the “Registration Statement”) with the SEC in accordance with the Securities Act and the declaration of effectiveness of the Registration Statement, (c) compliance with the rules and regulations of the NYSE (including the approval of the listing of Tango Holdings Shares to be issued in the Mergers), (d) the filing of (i) the Merger Application with the Registrar pursuant to the Bermuda Companies Act and (ii) appropriate documents with the relevant authorities of other jurisdictions in which AHL or any of its Subsidiaries is qualified to do business, (e) filings required under, and compliance with other applicable requirements of, the HSR Act, and such other consents, approvals, filings, authorizations, declarations or registrations as are required to be made or obtained under any non-U.S. Antitrust Laws, (f) compliance with any applicable state securities or blue sky laws and (g) the Required Regulatory Approvals, no consent or approval of, or filing, license, permit or authorization, declaration or registration with, or notification to, or waiver from, any Governmental Authority is necessary for the execution and delivery of this Agreement by AHL, the performance by AHL of its obligations hereunder and the consummation by AHL of the Transactions, other than such other consents, approvals, filings, licenses, permits or authorizations, declarations, registrations, notifications or waivers that, if not obtained, made or given, would not have, individually or in the aggregate, a Material Adverse Effect.

Section 3.05 AHL SEC Documents; Undisclosed Liabilities; Internal Controls. (a) AHL has timely filed with the SEC (including following any extensions of time for filing provided by Rule 12b-25 promulgated under the Exchange Act) all reports, schedules, forms, statements and other documents required to be filed by AHL with the SEC pursuant to the Securities Act or the Exchange Act since January 1, 2019 (collectively, the “AHL SEC Documents”). As of their respective effective dates (in the case of AHL SEC Documents that are registration statements filed pursuant to the requirements of the Securities Act) or their respective SEC filing dates (in the case of all other AHL SEC Documents), the AHL SEC Documents complied as to form in all material respects with the requirements of the Securities Act or the Exchange Act, as the case may be, applicable to such AHL SEC Documents, and none of the AHL SEC Documents as of such respective dates (or, if amended prior to the date of this Agreement, the date of the filing of such amendment, with respect to the disclosures that are amended) contained any untrue statement of a material fact or omitted to state a material fact necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. There are no outstanding written comments from the SEC with respect to AHL SEC Documents.

(b) The consolidated financial statements of AHL (including all related notes or schedules) included or incorporated by reference in the AHL SEC Documents complied as to form, as of their respective dates of filing with the SEC, in all material respects with the published rules and regulations of the SEC with respect thereto, have been prepared in accordance with GAAP (except, in the case of unaudited quarterly statements, as permitted by Form 10-Q of the SEC or other rules and regulations of the SEC) applied on a consistent basis during the periods involved (except (i) as may be indicated in the notes thereto or (ii) as permitted by Regulation S-X) and fairly present in all material respects the consolidated financial position of AHL and its consolidated Subsidiaries as of the dates thereof and the consolidated results of their operations and cash flows for the periods shown (subject, in the case of unaudited quarterly financial statements, to normal year-end adjustments).

(c) Neither AHL nor any of its Subsidiaries has any liabilities of any nature (whether accrued, absolute, contingent or otherwise) that would be required under GAAP, as in effect on the date of this Agreement, to be reflected on a consolidated balance sheet of the AHL (including the notes thereto) except liabilities (i) reflected or reserved against in the balance sheet (or the notes thereto) of AHL and its Subsidiaries as of December 31, 2020, included in the AHL Filed SEC Documents, (ii) incurred after December 31, 2020, in the ordinary course of business, (iii) as provided by this Agreement or otherwise incurred in connection with the Transactions in compliance with the terms of this Agreement or (iv) as would not have, individually or in the aggregate, a Material Adverse Effect.

(d) AHL is in compliance in all material respects with (i) the provisions of the Sarbanes-Oxley Act of 2002, as amended, and the rules and regulations of the SEC promulgated thereunder (collectively, the “Sarbanes-Oxley Act”) that are applicable to AHL and (ii) the rules and regulations of the NYSE that are applicable to AHL. With respect to each AHL SEC Document on Form 10-K or 10-Q, each of the principal executive officer and the principal financial officer of AHL has made all certifications required by Rule 13a-14 or 15(d) under the Exchange Act and Sections 302 and 906 of the Sarbanes-Oxley Act with respect to such AHL SEC Documents.

(e) None of the information supplied or to be supplied by or on behalf of AHL for inclusion or incorporation by reference in (i) the Joint Proxy Statement/Prospectus shall, on the date the Joint Proxy Statement/Prospectus is first mailed to shareholders of AHL and to the stockholders of AGM is filed with the SEC, respectively, at the time of any amendment thereof or supplement thereto and at the time of the AHL Shareholders Meeting and the AGM Stockholders Meeting, contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading and (ii) the Registration Statement shall, at the time the Registration Statement is declared effective by the SEC, contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein not misleading. The Joint Proxy Statement/Prospectus will comply as to form in all material respects with the requirements of the Exchange Act. Notwithstanding the foregoing, AHL makes no representation or warranty with respect to statements made or incorporated by reference therein based on information supplied by or on behalf of AGM, Tango Holdings, AGM Merger Sub or AHL Merger Sub or any Affiliates thereof for inclusion or incorporation by reference in the Joint Proxy Statement/Prospectus or the Registration Statement.

(f) No material weaknesses exist with respect to the internal control over financial reporting of AHL that would be required to be disclosed by AHL pursuant to Item 308(a)(3) of Regulation S-K promulgated by the SEC that have not been disclosed in the AHL SEC Documents as filed with or furnished to the SEC prior to the date of this Agreement. AHL has established and maintains disclosure controls and procedures and internal control over financial reporting (as such terms are defined in paragraphs (e) and (f), respectively, of Rule 13a-15 under the Exchange Act) as required by Rule 13a-15 under the Exchange Act, designed to ensure that information required to be disclosed by AHL in the reports that it files and submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms, including that information required to be disclosed by AHL in the reports that it files and submits under the Exchange Act is accumulated and communicated to management of AHL, as appropriate, to allow timely decisions regarding required disclosure. AHL has disclosed, based on its most recent evaluation, to AHL’s outside auditors and the audit committee of the AHL Board, (i) all significant deficiencies and material weaknesses in the design and operation of internal control over financial reporting which are reasonably likely to adversely affect in any material respect AHL’s ability to record, process, summarize and report financial data and (ii) any fraud, whether or not material, that involves management or other employees who have a significant role in AHL’s internal control over financial reporting.

Section 3.06 Absence of Certain Changes. Since December 31, 2020, (a) except for the execution, delivery and performance of this Agreement and the discussions, negotiations and transactions related thereto or in connection with modifications, suspensions or alterations of operations resulting from, or determined by AHL and its Subsidiaries in good faith to be advisable and reasonably necessary in response to, COVID-19 and COVID-19 Measures, the business, properties and assets of AHL and its Subsidiaries have been carried on, conducted and operated in all material respects in the ordinary course of business and (b) neither AHL nor any of its Subsidiaries has taken any action or failed to take any action, or agreed to or authorized to do either of the foregoing, that would have resulted in a breach of clause (i), (ii), (v), (vi) and (xiv) of Section 5.01(a) had the restrictions thereunder been in effect since December 31, 2020. Since December 31, 2020, there has not been any event, circumstance, development, change or effect that has had or would have, individually or in the aggregate, a Material Adverse Effect.

Section 3.07 Legal Proceedings. Except as would not have, individually or in the aggregate, a Material Adverse Effect, there is no (a) pending or, to the Knowledge of AHL, threatened legal or administrative proceeding, suit, arbitration, action, claim, dispute, hearing, charge, complaint, indictment, litigation or, to the Knowledge of AHL, investigation against AHL or any of its Subsidiaries, or (b) outstanding injunction, order, judgment, ruling, decree or writ imposed upon AHL or any of its Subsidiaries or any director or officer of AHL or any of its Subsidiaries or, to the Knowledge of AHL, any other Person for whom AHL or any of its Subsidiaries may be liable as an indemnifying party or otherwise, in each case, by or before any Governmental Authority.

Section 3.08 Compliance with Laws; Permits. AHL and each of its Subsidiaries are, and since January 1, 2018, have been, in compliance with all federal, national, provincial, state, local or multinational laws, statutes, common laws, ordinances, codes, rules, orders, judgments, injunctions, writs, decrees, governmental guidelines or interpretations having the force of law, Permits, regulations, decrees, codes or executive orders enacted, issued, adopted, promulgated or applied by or on behalf of any Governmental Authorities (collectively, “Laws”) applicable to AHL or any of its Subsidiaries, except as would not have, individually or in the aggregate, a Material Adverse Effect. AHL and each of its Subsidiaries hold, and since January 1, 2018, have held, all licenses, franchises, permits, certificates, approvals, authorizations and registrations from Governmental Authorities necessary for AHL and each such Subsidiary, as applicable, to own, lease and operate its properties and assets and necessary for the lawful conduct of their respective businesses as each such business is now being conducted (collectively, “Permits”), and all such Permits are in full force and effect, except where the failure to hold the same or the failure of the same to be in full force and effect would not have, individually or in the aggregate, a Material Adverse Effect. AHL and each of its Subsidiaries are in compliance in all material respects with (a) the Foreign Corrupt Practices Act of 1977, as amended, and any rules and regulations promulgated thereunder (the “FCPA”), (b) the Organization for Economic Cooperation and Development Convention Against Bribery of Foreign Public Officials in International Business Transactions and legislation implementing such convention and (c) the United Kingdom Bribery Act of 2010, as amended, and any rules and regulations promulgated thereunder (the “UK Bribery Act”).

Section 3.09 Tax Matters. Except as would not have, individually or in the aggregate, a Material Adverse Effect:

(a) AHL and each of its Subsidiaries have prepared (or caused to be prepared) and timely filed (taking into account valid extensions of time within which to file) all Tax Returns required to be filed by any of them. All such filed Tax Returns (taking into account all amendments thereto) are true, complete and accurate.

(b) All Taxes owed by AHL and each of its Subsidiaries that are due (whether or not shown on any Tax Return) have been timely paid or have been adequately reserved against AHL’s financial statements in accordance with GAAP and Applicable SAP.

(c) AHL has not received written notice of any pending audits, examinations, investigations, claims, enquiries, or other proceedings in respect of any Taxes or Tax Returns of AHL or any of its Subsidiaries.

(d) There are no Liens for Taxes on any of the assets of AHL or any of its Subsidiaries other than Permitted Liens.

(e) None of AHL or any of its Subsidiaries has been a “controlled corporation” or a “distributing corporation” in any distribution occurring during the two-year period ending on the date of this Agreement that was purported or intended to be governed by Section 355 of the Code (or any similar provision of applicable Law).

(f) No deficiency for any Tax has been asserted or assessed by any Governmental Authority in writing against AHL or any of its Subsidiaries, except for deficiencies that have been satisfied by payment in full, settled or withdrawn or that have been adequately reserved.

(g) Neither AHL nor any of its Subsidiaries has waived any statute of limitations in respect of Taxes or agreed to any extension of time with respect to an assessment or deficiency for Taxes (other than pursuant to extensions of time to file Tax Returns obtained in the ordinary course).

(h) Neither AHL nor any of its Subsidiaries has participated in, been engaged in or party to or promoter of any “listed transaction” within the meaning of Treasury Regulation Section 1.6011-4(b)(2) or comparable provision of any other applicable Tax Law or any scheme, transaction or arrangement which was required by Part 7 of the Finance Act 2004 of the United Kingdom or comparable provision of any other applicable Tax Law to be specifically disclosed to a taxing authority.

(i) AHL and each of its Subsidiaries have, within the time and manner prescribed by Law, withheld and paid over to the proper Governmental Authority all amounts required to have been so withheld and paid over, except with respect to matters for which adequate accruals or reserves have been established, in accordance with GAAP, on AHL’s financial statements, and have complied with all related Tax information reporting provisions of all applicable Laws.

(j) No claim in writing has been made by any Governmental Authority in a jurisdiction where AHL or its Subsidiaries do not file Tax Returns that AHL or its Subsidiaries are or may be subject to Tax in that jurisdiction.

(k) Each of the AHL Insurance Subsidiaries qualifies as a life insurance company for the purposes of the Code except for Athene Annuity Re Ltd. and Athene Co-Invest Reinsurance Affiliate 1B Ltd. Each of the AHL Insurance Subsidiaries that is a corporation domiciled in the United States is, and always has been, subject to taxation under Subchapter L of the Code.

(l) Neither AHL nor any of its Subsidiaries has taken or agreed to take any action, or, after reasonable diligence and in consultation with AHL’s Counsel, is aware of the existence of any fact or circumstance, that could reasonably be expected to impede or prevent, for U.S. federal income tax purposes, (i) the Mergers, taken together along with any Operating Group Unit Exchange, from qualifying as a transaction described in Section 351 of the Code or (ii) AHL’s Counsel from delivering the AHL Tax Opinion described in Section 6.03(d).

Section 3.10 Insurance Product Related Tax Matters. Except as would not have, individually or in the aggregate, a Material Adverse Effect:

(a) Each of the AHL Insurance Subsidiaries has substantially complied with all applicable requirements under the Code with respect to the AHL Insurance Contracts issued or entered into by such AHL Insurance Subsidiary, including reporting, withholding and disclosure requirements, and has reported all distributions under such AHL Insurance Contracts substantially in accordance with the Tax laws relevant to such AHL Insurance Contracts.

(b) There are no currently pending U.S. federal, state, local or foreign audits or other administrative or judicial proceedings against any of AHL and its Subsidiaries with regard to the Tax treatment of any AHL Insurance Contracts issued, reinsured to or sold by any AHL Insurance Subsidiary.

(c) The Tax treatment of each AHL Insurance Contract is not, and since the time of issuance or subsequent modification has not been, less favorable to the purchaser, policyholder or intended beneficiaries thereof, than the Tax treatment either that was purported to apply in written materials provided by the issuer of such AHL Insurance Contract, in each case at the time of its issuance (or any subsequent modification of such AHL Insurance Contract) or for which such AHL Insurance Contract would reasonably have been expected to qualify at the time of issuance (or subsequent modification).

(d) None of AHL and its Subsidiaries is party to any “hold harmless,” Tax sharing or indemnification agreements regarding the Tax qualification or treatment of any AHL Insurance Contract

(e) Since December 31, 2016, no AHL Insurance Subsidiary has requested relief from the IRS concerning the qualification of any AHL Insurance Contract issued by such AHL Insurance Subsidiary under, or in compliance with, the Code and the Treasury Regulations promulgated thereunder.

Section 3.11 Employee Benefits.

(a) Section 3.11(a) of the AHL Disclosure Schedule contains a true and complete list, as of the date of this Agreement, of each material AHL Plan. With respect to each material AHL Plan, AHL shall have made available to AGM within twenty (20) business days following the date of this Agreement true and complete copies (to the extent applicable) of (i) the plan document, including any amendments thereto, other than any document that AHL or any of its Subsidiaries is prohibited from making available to AGM as the result of applicable Law relating to the safeguarding of data privacy, (ii) the most recent summary plan description for each material AHL Plan for which such summary plan description is required by applicable Law and summary of material modifications, (iii) each insurance or group annuity contract or other funding vehicle, (iv) the most recent annual report on Form 5500 required to be filed with the IRS with respect thereto (if any) and (v) all material communications with any Governmental Authority.

(b) Except as would not have, individually or in the aggregate, a Material Adverse Effect, (i) each AHL Plan has been operated and administered in compliance with its terms and applicable Laws and (ii) each AHL Pension Plan that, as of the date of this Agreement, is intended to be “qualified” within the meaning of Section 401(a) of the Code has received a favorable determination letter from the IRS or is entitled to rely upon a favorable opinion issued by the IRS, and to the Knowledge of AHL, there are no existing circumstances or any events that have occurred that could reasonably be expected to cause the loss of any such qualification status of any such AHL Pension Plan.

(c) Except as would not have, individually or in the aggregate, a Material Adverse Effect, during the last six (6) years and through the Closing, no liability under Title IV or Section 302 of ERISA shall have been incurred by AHL or any of its Subsidiaries or any trade or business, whether or not incorporated, that together with AHL or any of its Subsidiaries would be deemed a single employer within the meaning of Section 4001(b) of ERISA (an “ERISA Affiliate”) that has not been satisfied in full, and no condition exists that presents a material risk to AHL, its Subsidiaries or any ERISA Affiliate of incurring any such liability.

(d) Except as would not have, individually or in the aggregate, a Material Adverse Effect, (i) no AHL Plan provides health, medical, dental or life insurance benefits following retirement or other termination of employment to any current or former employee or service provider of AHL or any of its Subsidiaries except as may be required under the Consolidated Omnibus Budget Reconciliation Act of 1985, as amended, and at the expense of such employee or service provider, (ii) to the Knowledge of AHL, there are no material pending claims against AHL or any of its Subsidiaries with respect to any AHL Plan, by or on behalf of any employee, former employee or beneficiary covered under any such AHL Plan (other than routine claims for benefits) and (iii) each AHL Plan subject to Section 409A of the Code is, and has been since January 1, 2009, in compliance in form and operation with Section 409A of the Code and the applicable guidance and regulations thereunder.

(e) Except as otherwise provided under this Agreement, the consummation of the Transactions will not, in and of itself, (i) accelerate the time of payment or vesting, or increase the amount of compensation due to any current or former director, officer or employee of AHL or any of its Subsidiaries (whether by virtue of any termination, severance, change of control or similar benefit or otherwise), (ii) entitle any current or former director, officer or employee of AHL or any of its Subsidiaries to severance pay, unemployment compensation or any other payment, (iii) require AHL to transfer or set aside any assets to fund any benefits under any AHL Plan, (iv) limit or restrict the right to amend, terminate or transfer the assets of any AHL Plan on or following the AHL Effective Time or (v) result in the payment of any amount that could, individually or in combination with any other payment, constitute an “excess parachute payment” (as defined in Section 280G(b)(1) of the Code). AHL shall have made available to AGM within twenty (20) business days following the date of this Agreement the “base amount” for each “disqualified individual” and a reasonable estimate of potential “parachute payments” such person could receive (each as defined in Section 280G of the Code). Neither AHL nor any of its Subsidiaries is a party to or has any obligation under any AHL Plan or otherwise to compensate, gross-up or indemnify any person for Taxes payable pursuant to Section 409A or 4999 of the Code.

Section 3.12 Labor Matters. (a) (i) Neither AHL nor any of its Subsidiaries is a party to, or bound by, any collective bargaining agreement, labor agreement or other labor-related agreement with a labor union, labor organization, trades council, works council or similar organization and (ii) to the Knowledge of AHL, there are (A) no labor organizing activities or representation or certification demands, petitions or proceedings by any labor organization, labor union, trades council, works council or group of employees of AHL or any of its Subsidiaries to organize or represent any employees of AHL or any of its Subsidiaries, and no demand for recognition or certification as the exclusive bargaining representative of any employees has been made by or on behalf of any labor union, labor organization, trades council, works council or similar organization, (B) no labor union, labor organization, trades council, works council or similar organization or group of employees that represents or claims to represent employees of AHL or any of its Subsidiaries, (C) there is no pending or threatened strike, lockout, slowdown, work stoppage, material unfair labor practice charge, material grievance or material arbitration against or affecting AHL or any of its Subsidiaries, (D) AHL and its Subsidiaries are not and have not been: (1) a “contractor” or “subcontractor” (as defined by Executive Order 11246), (2) required to comply with Executive Order 11246 or (3) required to maintain an affirmative action plan, except, in each case, as would not have, individually or in the aggregate, a Material Adverse Effect.

(b) Except as would not have, individually or in the aggregate, a Material Adverse Effect, (i) each of AHL and its Subsidiaries is, and has been since January 1, 2017, in compliance in all material respects with all federal, state, local and foreign Laws regarding labor, employment and employment practices, and (ii) there are no pending or, to AHL’s Knowledge, threatened material Actions against AHL or any of its Subsidiaries brought by or on behalf of any applicant for employment, any employee or service provider of AHL, any current or former leased employee, intern, volunteer or “temp” of AHL or any of its Subsidiaries, or any person alleging to be a current or former employee, or any group or class of the foregoing, or any Governmental Authority, alleging: (A) violation of any labor or employment Laws; (B) breach of any collective bargaining or similar agreement; (C) breach of any express or implied contract of employment; (D) wrongful termination of employment; or (E) any other discriminatory, wrongful or tortious conduct in connection with any employment relationship, including before the Equal Employment Opportunity Commission.

(c) Except as would not have, individually or in the aggregate, a Material Adverse Effect, AHL and its Subsidiaries have not incurred any material liability or obligation under the Worker Adjustment and Retraining Notification Act and the regulations promulgated thereunder or any similar state, local or foreign Law that remains unsatisfied. Within the last three (3) months, there has not been any plant closing or mass layoff, or term of similar import under any applicable similar Law.

(d) Except as would not have, individually or in the aggregate, a Material Adverse Effect, to the Knowledge of AHL, in the last five (5) years, no allegations of sexual or other unlawful harassment or discrimination have been made against (i) any officer of AHL or its Affiliates or (ii) any AHL employee at a level of Vice President or above.

Section 3.13 Investments; Derivatives. Except for Investment Assets sold in the ordinary course of business, in compliance with AHL’s policies with respect to the investment of the Investment Assets or as permitted or otherwise contemplated by this Agreement, each of AHL and its Subsidiaries, as applicable, has good and marketable title to all of the Investment Assets it purports to own, free and clear of all Liens except Permitted Liens. For the purposes hereof, “Investment Assets” means the bonds, stocks, mortgage loans and other investments carried on the books and records of AHL and its Subsidiaries as of December 31, 2020, together with such bonds, stocks, mortgage loans and other investments acquired by AHL and its Subsidiaries between December 31, 2020 and the date of this Agreement.

Section 3.14 Intellectual Property. (a) Except as would not have, individually or in the aggregate, a Material Adverse Effect, AHL and its Subsidiaries have sufficient rights to use all Intellectual Property used in the conduct of the business of AHL and its Subsidiaries as currently conducted.

(b) Except as would not have, individually or in the aggregate, a Material Adverse Effect, no claims against AHL or any of its Subsidiaries are pending or, to the Knowledge of AHL, threatened (i) challenging the ownership, enforceability, scope, validity or use by AHL or any of its Subsidiaries of any Intellectual Property or (ii) alleging that AHL or any of its Subsidiaries is violating, misappropriating or infringing the Intellectual Property rights of any Person.

(c) Except as would not have, individually or in the aggregate, a Material Adverse Effect, (i) to the Knowledge of AHL, no Person is misappropriating, violating or infringing the rights of AHL or any of its Subsidiaries with respect to any Intellectual Property owned by AHL or a Subsidiary of AHL and (ii) to the Knowledge of AHL, the operation of the business of AHL and its Subsidiaries as currently conducted does not violate, misappropriate or infringe the Intellectual Property rights of any other Person.

(d) Except as would not have, individually or in the aggregate, a Material Adverse Effect, (i) AHL and each of its Subsidiaries have taken reasonable measures to protect the (A) information technology systems owned or controlled by AHL or such Subsidiary and used in the course of the operations of its business and (B) personal information gathered, used or held for use by AHL or such Subsidiary in the course of the operations of its business, and (ii) to the Knowledge of AHL, there has not been any unauthorized disclosure or use of, or access to, any such personal information or breach of security of such information technology systems.

Section 3.15 Anti-Takeover Provisions. No “fair price”, “moratorium”, “control share acquisition” or other similar anti-takeover statute or similar statute or regulation (each, a “Takeover Law”) applies to AHL with respect to this Agreement or the AHL Merger.

Section 3.16 Real Property. Except as would not have, individually or in the aggregate, a Material Adverse Effect, (a) AHL or one of its Subsidiaries has a good and valid leasehold interest in each material AHL Lease, free and clear of all Liens (other than Permitted Encumbrances) and (b) none of AHL or any of its Subsidiaries has received written notice of any material default under any agreement evidencing any Lien or other agreement affecting any material AHL Lease, which default continues on the date of this Agreement.

Section 3.17 Contracts. (a) For purposes of this Agreement, “Material Contract” means all Contracts to which AHL or any of its Subsidiaries is a party or by which AHL, any of its Subsidiaries or any of their respective properties or assets is bound (other than AHL Plans and Contracts pertaining to Investment Assets) that:

(i) are or would be required to be filed by AHL as a “material contract” pursuant to Item 601(b)(10) of Regulation S-K under the Securities Act;

(ii) with respect to a joint venture, partnership or other similar agreement or arrangement, relate to the formation or management of any such partnership or joint venture;

(iii) provide for Indebtedness of AHL or any of its Subsidiaries having an outstanding or committed amount in excess of $100 million, other than any Indebtedness between or among any of AHL and any of its Subsidiaries and other than any letters of credit;

(iv) have been entered into since January 1, 2018, and involve the acquisition from another Person or disposition to another Person of capital stock or other equity interests of another Person or of a business, or any material assets or business of another Person, in each case, for aggregate consideration under such Contract in excess of $100 million;

(v) restrict the transfer of equity interests of AHL or any of its Subsidiaries;

(vi) prohibit the payment of dividends or distributions in respect of the capital of AHL or any of its wholly owned Subsidiaries, prohibit the pledging of the capital of AHL or any wholly owned Subsidiary of AHL or prohibit the issuance of any guarantee by AHL or any wholly owned Subsidiary of AHL;

(vii) agency, broker, selling, marketing or similar agreements between any AHL Insurance Subsidiary and any Producer of the AHL Insurance Subsidiary who or which was responsible for placing 1% or more of the aggregate statutory gross written premium of the AHL Insurance Subsidiary for the year ended December 31, 2020;

(viii) are with any financial advisor of AHL or any of its Subsidiaries relating to the Transactions;

(ix) contain provisions that prohibit AHL or any of its Subsidiaries or any Person that controls, or is under common control with, AHL from competing in any line of business or grant a right of exclusivity to any Person which prevents AHL or any Subsidiary or Affiliate of AHL from entering any territory, market or field or freely engaging in business anywhere in the world, other than Contracts that can be terminated (including such restrictive provisions) by AHL or any of its Subsidiaries on less than ninety (90) days’ notice without payment by AHL or any Subsidiary of AHL of any penalty;

(x) pursuant to which AHL or any of its Subsidiaries (A) is granted or obtains any right to use any material Intellectual Property (other than Contracts granting rights to use common or industry standard commercially available business infrastructure and administrative software (e.g., database, enterprise resource planning, business management planning, desktop and similar software) and commercially available, off-the-shelf software (including “shrink-wrap” or “click-wrap” agreements)) or (B) grants an exclusive license to, or option to acquire, any Intellectual Property owned by AHL or any of its Subsidiaries that is material to the conduct of the businesses of AHL and its Subsidiaries as currently conducted (excluding licenses granted to third parties in the ordinary course of business);

(xi) involve or would reasonably be expected to involve aggregate payments or receipts by or to it and/or its Subsidiaries in excess of $10 million in any twelve-month period, other than those terminable on less than ninety (90) days’ notice without payment by AHL or any Subsidiary of AHL of any material penalty;

(xii) include an indemnification obligation of AHL or any of its Subsidiaries with a maximum potential liability in excess of $10 million;

(xiii) all material reinsurance or retrocession treaties and agreements of AHL or any of its Subsidiaries (the “AHL Reinsurance Contracts”);

(xiv) all investment asset management agreements of AHL or any of its Subsidiaries; or

(xv) require any capital expenditure (or series of capital expenditures) by AHL or any of its Subsidiaries in an amount in excess of $10 in the aggregate.

(b) (i) Each Material Contract is valid and binding on AHL and/or any of its Subsidiaries to the extent such Person is a party thereto, as applicable, and, to the Knowledge of AHL, each other party thereto, and is in full force and effect, except where the failure to be valid, binding or in full force and effect would not have a Material Adverse Effect, (ii) AHL and each of its Subsidiaries, and, to the Knowledge of AHL, any other party thereto, have performed all obligations required to be performed by them under each Material Contract, except where such noncompliance would not have a Material Adverse Effect, (iii) neither AHL nor any of its Subsidiaries has received notice of the existence of any event or condition which constitutes, or, after notice or lapse of time or both, would reasonably be expected to constitute, a default on the part of AHL or any of its Subsidiaries under any Material Contract, except where such default would not have a Material Adverse Effect and (iv) there are no events or conditions which constitute, or, after notice or lapse of time or both, would reasonably be expected to constitute, a default on the part of any counterparty under such Material Contract, except as would not have a Material Adverse Effect.

Section 3.18 Insurance Subsidiaries. Except as would not have, individually or in the aggregate, a Material Adverse Effect, each Subsidiary of AHL that conducts the business of insurance or reinsurance (each, a “AHL Insurance Subsidiary”) is (a) duly licensed or authorized as an insurance company or reinsurance company, as applicable, in its jurisdiction of organization and (b) duly licensed, authorized or otherwise eligible to transact the business of insurance or reinsurance, as applicable, in each other jurisdiction where it is required to be so licensed, authorized or otherwise eligible in order to conduct its business as currently conducted.

Section 3.19 Statutory Statements; Examinations. (a) Except as would not have, individually or in the aggregate, a Material Adverse Effect or for any failure to file or submit the same that has been cured or resolved to the satisfaction of the applicable Insurance Regulator, since January 1, 2018, each of AHL Insurance Subsidiaries has filed or submitted all material annual, quarterly and other periodic statements, together with all exhibits, interrogatories, notes, schedules and actuarial opinions, affirmations or certifications, in each case, required by applicable Insurance Law to be filed with or submitted to the appropriate Insurance Regulator of each jurisdiction in which it is licensed, authorized or otherwise eligible with respect to the conduct of the business of insurance or reinsurance, as applicable (collectively, the “AHL Statutory Statements”).

(b) The financial statements included in such AHL Statutory Statements were prepared in accordance with Applicable SAP, applied on a consistent basis during the periods involved, and fairly present in all material respects the statutory financial position of the relevant AHL Insurance Subsidiary as of the respective dates thereof and the results of operations and changes in capital and surplus (or stockholders’ equity, as applicable) of such AHL Insurance Subsidiary for the respective periods then ended. Such AHL Statutory Statements complied in all material respects with all applicable Insurance Laws when filed or submitted and no material violation or deficiency has been asserted in writing (or, to the Knowledge of AHL, orally) by any Insurance Regulator with respect to any of such AHL Statutory Statements that has not been cured or otherwise resolved to the satisfaction of such Insurance Regulator.

(c) Except as would not have, individually or in the aggregate, a Material Adverse Effect, all material deficiencies or violations noted in any examination reports of any Insurance Regulators received by AHL on or after January 1, 2018 relating to AHL Insurance Subsidiaries have been cured or resolved to the satisfaction of the applicable Insurance Regulator. Without limiting the generality of the foregoing, there are no unpaid claims or assessments made in writing or, to the Knowledge of AHL, threatened in writing against AHL or any of its Subsidiaries by any insurance guaranty associations or similar organizations in connection with such association’s or other organization’s insurance guaranty fund, other than unpaid claims or assessments (i) disclosed, provided for, reflected in, reserved against or otherwise described in the AHL Statutory Statements or (ii) as would not have, individually or in the aggregate, a Material Adverse Effect.

(d) Since December 31, 2020, no material fine or penalty has been imposed on any AHL Insurance Subsidiary by any Insurance Regulator.

Section 3.20 Agreements with Insurance Regulators. Except as would not have, individually or in the aggregate, a Material Adverse Effect, (a) there is no (i) written agreement, memorandum of understanding, commitment letter or similar undertaking with any Insurance Regulator that is binding on AHL or any AHL Insurance Subsidiary, or (ii) order or directive by, or supervisory letter or cease-and-desist order from, any Insurance Regulator that is binding on AHL or any AHL Insurance Subsidiary and (b) neither AHL nor any of the AHL Insurance Subsidiaries have adopted any board resolution at the request of any Insurance Regulator, in the case of each of clauses (a) and (b), that (A) limits in any material respect the ability of any AHL Insurance Subsidiary to issue or enter into AHL Insurance Contracts or other reinsurance or retrocession treaties or agreements, slips, binders, cover notes or other similar arrangements, (B) requires the divestiture of any material investment of any AHL Insurance Subsidiary, (C) limits in any material respect the ability of any AHL Insurance Subsidiary to pay dividends or (D) requires any material investment of any AHL Insurance Subsidiary to be treated as a non-admitted asset (or the local equivalent).

Section 3.21 Insurance.

(a) All policy and contract forms on which any AHL Insurance Subsidiary has issued AHL Insurance Contracts and all amendments, applications, marketing materials, brochures, illustrations and certificates pertaining thereto have, to the extent required by applicable Law, been approved by all applicable Governmental Authorities or filed with such Governmental Authorities, subject to such exceptions as would not, individually or in the aggregate, have a Material Adverse Effect.

(b) Except as would not have, individually or in the aggregate, a Material Adverse Effect, the AHL Insurance Subsidiaries have marketed, sold and issued the AHL Insurance Contracts in compliance with applicable Law, including (i) all applicable requirements and prohibitions relating to suitability of sales and replacement of policies and annuity products, (ii) all applicable requirements relating to the disclosure of the nature of insurance products as policies of insurance, (iii) all applicable requirements relating to insurance product projections and illustrations and (iv) all applicable requirements relating to the advertising, sales and marketing of insurance and annuity products and guaranteed investment contracts.

(c) Except as would not have, individually or in the aggregate, a Material Adverse Effect, (i) each AHL Insurance Subsidiary has appropriately taken credit in its AHL Statutory Statements pursuant to Insurance Laws for all reinsurance, coinsurance or excess insurance ceded pursuant to any AHL Reinsurance Contract to which it is a party, (ii) none of the AHL Insurance Subsidiaries or, to the Knowledge of AHL, any reinsurer under any AHL Reinsurance Contract is insolvent or the subject of a rehabilitation, liquidation, conservatorship, receivership, bankruptcy or similar proceeding and the financial condition of any such reinsurer is not impaired to the extent that a default thereunder is reasonably anticipated, (iii) no written notice of intended cancelation has been received by any AHL Insurance Subsidiary from any such reinsurer, and there are no disputes under any AHL Reinsurance Contract and (iv) all reinsurance premiums due under the AHL Reinsurance Contracts have been paid in full or were adequately accrued or reserved for by the AHL Insurance Subsidiaries.

Section 3.22 Insurance Producers. Except as would not have, individually or in the aggregate, a Material Adverse Effect, to the Knowledge of AHL, each Person, including salaried employees of AHL or its Subsidiaries, performing the duties of insurance producer, agency, managing general agent, third party administrator, broker, solicitor, adjuster, marketer, underwriter, wholesaler, distributor, producer or customer representative for AHL (collectively, “Producers”), at the time such Producer wrote, sold, solicited, produced, serviced or adjusted business, or performed such other act for or on behalf of AHL or any of its Subsidiaries that may require a producer’s, solicitor’s, broker’s, adjusters’ or other insurance license, was duly licensed and appointed, where required, as an insurance producer, managing general agent, third party administrator, broker, solicitor or adjuster, as applicable (for the type of business written, sold or produced by such insurance producer, agency, managing general agent, third party administrator, broker, solicitor, adjuster or customer representative), in the particular jurisdiction in which such Producer wrote, sold, produced, solicited or serviced such business. Except as would not have, individually or in the aggregate, a Material Adverse Effect, no such Producer violated any term or provision of applicable Law relating to the sale or production of any AHL Insurance Contract and no Producer has breached the terms of any agency or broker contract with an AHL Insurance Subsidiary or violated any Law or policy of an AHL Insurance Subsidiary in the solicitation, negotiation, writing, sale or production of business for any AHL Insurance Subsidiary.

Section 3.23 Reserves. The insurance policy reserves for benefits, claims, losses (including incurred, but not reported, losses and losses in course of settlement), loss adjustment expenses (whether allocated or unallocated) and unearned premiums of each AHL Insurance Subsidiary contained in its AHL Statutory Statements (a) were, except as otherwise noted in the applicable AHL Statutory Statement, determined in all material respects in accordance with generally accepted actuarial standards, (b) were computed on the basis of methodologies consistent with those used in computing the corresponding reserves in prior fiscal years, except as otherwise noted in the financial statements and the notes thereto included in such AHL Statutory Statements and (c) satisfied the requirements of all applicable Insurance Laws in all material respects.

Section 3.24 Separate Accounts. Each separate account maintained by an AHL Insurance Subsidiary that is utilized in connection with its respective AHL Insurance Contracts is (i) duly and validly established and maintained in compliance in all material respects with applicable Law and (ii) is operating and, at all times since January 1, 2018 (or, if later, the date of its establishment), has been operated in compliance in all material respects with applicable Law.

Section 3.25 Insurance Policies. Except as would not have, individually or in the aggregate, a Material Adverse Effect, (a) all insurance policies maintained by AHL and its Subsidiaries of which AHL or any of its Subsidiaries is the beneficiary are in full force and effect and all premiums due and payable thereon have been paid and (b) neither AHL nor any of its Subsidiaries is in breach or default of any of the insurance policies or has taken any action or failed to take any action which, with notice or lapse of time, would constitute such a breach or default or permit termination or modification of any of the insurance policies.

Section 3.26 Brokers and Other Advisors. Except for Lazard Frères & Co. LLC and Houlihan Lokey Capital, Inc., the fees and expenses of which will be paid by AHL, no broker, investment banker, financial advisor or other Person is entitled to any broker’s, finder’s, financial advisor’s or other similar fee or commission, or the reimbursement of expenses in connection therewith, in connection with the Transactions based upon arrangements made by or on behalf of AHL or any of its Subsidiaries.

Section 3.27 Related Party Transactions. Since December 31, 2018 through the date of this Agreement, there have been no transactions or Contracts, and there currently are no proposed transactions or Contracts, between AHL and any of its Subsidiaries, on the one hand, and any director, officer or employee of AHL or any of its Subsidiaries, on the other hand, of a type that would be required to be, but has not been, disclosed under Item 404 of Regulation S-K of the SEC.

Section 3.28 No Other Representations or Warranties.

(a) Except for the representations and warranties made by AHL in this Article III, in any certificate delivered pursuant to Sections 6.02(a)-(c) or in the case of fraud or willful breach, neither AHL nor any other Person makes any other express or implied representation or warranty with respect to AHL or any of its Subsidiaries or their respective businesses, operations, assets, liabilities, condition (financial or otherwise) or prospects, notwithstanding the delivery or disclosure to AGM, Tango Holdings, AGM Merger Sub, AHL Merger Sub or any of their respective Representatives of any documentation, forecasts or other information with respect to any one or more of the foregoing, and each of AGM, Tango Holdings, AGM Merger Sub and AHL Merger Sub acknowledges the foregoing. In particular, and without limiting the generality of the foregoing, except for the representations and warranties made by AHL in this Article III, in any certificate delivered pursuant to Sections 6.02(a)-(c) or in the case of fraud or willful breach, neither AHL nor any other Person makes or has made any express or implied representation or warranty to AGM, Tango Holdings, AGM Merger Sub, AHL Merger Sub or any of their respective Representatives with respect to (i) any financial projection, forecast, estimate, budget or prospect information relating to AHL, any of its Subsidiaries or their respective businesses, (ii) any judgment based on actuarial principles, practices or analyses by any Person or as to the future satisfaction or outcome of any assumption or otherwise concerning reserves for losses, loss adjustment expenses or uncollectible reinsurance or (iii) any oral or written information presented to AGM, Tango Holdings, AGM Merger Sub, AHL Merger Sub or any of their respective Representatives in the course of their due diligence investigation of AHL, the negotiation of this Agreement or the course of the Transactions.

(b) Notwithstanding anything contained in this Agreement to the contrary, AHL acknowledges and agrees that neither AGM nor any other Person has made or is making, and AHL expressly disclaims reliance upon, any representations, warranties or statements relating to AGM or its Subsidiaries whatsoever, express or implied, beyond those expressly given by AGM, Tango Holdings, AGM Merger Sub and AHL Merger Sub in Article IV, the AGM Disclosure Schedules or any certificate delivered pursuant to this Agreement, including any implied representation or warranty as to the accuracy or completeness of any information regarding AGM furnished or made available to AHL, or any of its representatives. Without limiting the generality of the foregoing, AHL acknowledges that, except as expressly provided in Article IV, the AGM Disclosure Schedules or any certificate delivered pursuant to this Agreement, no representations or warranties are made with respect to any projections, forecasts, estimates, budgets or prospect information that may have been made available to AHL or any of its representatives.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF AGM

AGM, Tango Holdings, AGM Merger Sub and AHL Merger Sub jointly and severally represent and warrant to AHL that, except as (A) set forth in the disclosure schedule delivered by AGM to AHL on the date of this Agreement (the “AGM Disclosure Schedule”) (it being understood that any information set forth on one section or subsection of the AGM Disclosure Schedule shall be deemed to apply to and qualify the section or subsection of this Agreement to which it corresponds in number and each other section or subsection of this Agreement to the extent that it is reasonably apparent on the face of such disclosure that such information is relevant to such other section or subsection) or (B) disclosed in any report, schedule, form, statement or other document filed with, or furnished to, the SEC since January 1, 2018 by AGM and publicly available prior to the date of this Agreement (the “AGM Filed SEC Documents”), other than disclosure contained in the “Risk Factors” or “Forward-Looking Statements” sections of such AGM Filed SEC Documents or that otherwise constitute risk factors or forward looking statements of risks generally faced by participants in the industries in which AGM operates without disclosure of specific facts and circumstances:

Section 4.01 Organization; Standing. (a) AGM is a corporation duly organized, validly existing and in good standing under Delaware Law. AGM has all requisite power and authority necessary to carry on its business as it is now being conducted and to own, lease and operate its assets and properties, except (other than with respect to the due organization and valid existence of AGM) as would not have, individually or in the aggregate, a AGM Material Adverse Effect. AGM is duly licensed or qualified to do business and is in good standing (where such concept is recognized under applicable Law) in each jurisdiction in which the nature of the business conducted by it or the character or location of the properties and assets owned or leased by it makes such licensing or qualification necessary, except where the failure to be so licensed, qualified or in good standing would not have, individually or in the aggregate, a AGM Material Adverse Effect. A true and complete copy of each AGM Organizational Document is included in the AGM Filed SEC Documents. AGM is not in violation of the AGM Organizational Documents and no Subsidiary of AGM is in violation of any of its organizational documents, except as would not be material to AGM and its Subsidiaries taken as a whole.

(b) Each of AGM’s Subsidiaries is duly organized, validly existing and in good standing (where such concept is recognized under applicable Law) under the Laws of the jurisdiction of its organization, except as would not be material to AGM and its Subsidiaries taken as a whole.

(c) Tango Holdings is a corporation duly organized, validly existing and in good standing under Delaware Law. AHL Merger Sub is an exempted company duly organized, validly existing and in good standing under the Laws of Bermuda. AGM Merger Sub is a corporation duly organized, validly existing and in good standing under Delaware Law. Each of Tango Holdings, and AGM Merger Sub and AHL Merger Sub has all requisite power and authority necessary to carry on its business as it is now being conducted and to own, lease and operate its assets and properties, except (other than with respect to the due organization and valid existence of Tango Holdings, AGM Merger Sub and AHL Merger Sub) as would not have, individually or in the aggregate, a AGM Material Adverse Effect. Each of Tango Holdings, AGM Merger Sub and AHL Merger Sub is duly licensed or qualified to do business and is in good standing (where such concept is recognized under applicable Law) in each jurisdiction in which the nature of the business conducted by it or the character or location of the properties and assets owned or leased by it makes such licensing or qualification necessary, except where the failure to be so licensed, qualified or in good standing would not have, individually or in the aggregate, a AGM Material Adverse Effect. AGM has made available to AHL true and complete copies of the certificate or articles of incorporation, code of regulations, memorandum of association, bye-laws or comparable governing documents, each as amended to the date of this Agreement, as applicable, of each of Tango Holdings, AGM Merger Sub and AHL Merger Sub.

Section 4.02 Capitalization. (a) The authorized capital stock of AGM consists of 90,000,000,000 AGM Shares, 999,999,999 Class B Common Stock, par value $0.00001 per share (the “AGM Class B Common Stock”), 1 Class C Common Stock, par value $0.00001 per share (the “AGM Class C Common Stock”), 11,000,000 Series A Preferred Stock, par value $0.00001 per share (the “AGM Series A Preferred Stock”), and 12,000,000 Series B Preferred Shares, par value $0.00001 per share (the “AGM Series B Preferred Stock”) and 8,977,000,000 undesignated and unissued preferred stock, par value $0.00001 per share. As of the Capitalization Date, (i) 232,222,572 AGM Shares (excluding any treasury shares which may be deemed to be issued), 1 AGM Class B Common Stock, 1 AGM Class C Common Stock, 11,000,000 AGM Series A Preferred Stock and 12,000,000 AGM Series B Preferred Stock were issued and outstanding, (ii) 0 AGM Shares were held by AGM and its Subsidiaries as treasury shares and (iii) the number of AGM Shares in respect of the AGM Share Plans and any equity based awards granted thereunder or otherwise are as set forth on Section 4.02(a) of the AGM Disclosure Schedule. Since the Capitalization Date through the date of this Agreement, other than in connection with the vesting, settlement or exercise of AGM Equity Awards, neither AGM nor any of its Subsidiaries has (I) issued any AGM Securities or incurred any obligation to make any payments based on the price or value of any AGM Securities or dividends paid thereon that were outstanding as of the Capitalization Date or (II) established a record date for, declared, set aside for payment or paid any dividend on, or made any other distribution in respect of, any shares of AGM’s capital stock.

(b) Except as described in this Section 4.02, as of the Capitalization Date, there were (i) no outstanding shares of capital stock of, or other equity or voting interests in, AGM, (ii) no outstanding securities of AGM convertible into or exchangeable for shares of capital stock of, or other equity or voting interests in, AGM, (iii) no outstanding options, warrants, rights or other commitments or agreements to acquire from AGM, or that obligate AGM to issue, any capital stock of, or other equity or voting interests in, or any securities convertible into or exchangeable for shares of capital stock of, or other equity or voting interests in, AGM, (iv) no obligations of AGM to grant, extend or enter into any subscription, warrant, right, convertible or exchangeable security or other similar agreement or commitment relating to any capital stock of, or other equity or voting interests in, AGM (the items in clauses (i), (ii), (iii) and (iv) being referred to collectively as “AGM Securities”) and (v) no other obligations by AGM or any of its Subsidiaries to make any payments based on the price or value of any AGM Securities or dividends paid thereon. There are no outstanding agreements or instruments of any kind that obligate AGM or any of its Subsidiaries to repurchase, redeem or otherwise acquire any AGM Securities (or obligate AGM to grant, extend or enter into any such agreements relating to any AGM Securities) or that grant any preemptive rights, subscription rights, anti-dilutive rights, rights of first refusal, registration rights or similar rights with respect to any AGM Securities. Except as described in this Section 4.02, no direct or indirect Subsidiary of AGM owns any AGM Shares. None of AGM or any Subsidiary of AGM is a party to any shareholders’ agreement, voting trust agreement, registration rights agreement or other similar agreement or understanding relating to any AGM Securities or any other agreement relating to the disposition, voting or dividends with respect to any AGM Securities. All outstanding AGM Shares, AGM Class B Common Stock, AGM Class C Common Stock, AGM Series A Preferred Stock and AGM Series B Preferred Stock, and all AGM Shares that may be issued upon the vesting, settlement or exercise of AGM Equity Awards, have been duly authorized and validly issued and are fully paid, nonassessable and free of preemptive rights.

(c) The AGM Shares, the AGM Series A Preferred Stock and the AGM Series B Preferred Stock constitute the only outstanding classes of securities of AGM or its Subsidiaries registered under the Exchange Act.

(d) Except as set forth on Section 4.02(d) of the AGM Disclosure Schedule, all of the outstanding shares of capital stock of, or other equity or voting interests in, each Subsidiary of AGM (except for directors’ qualifying shares or the like) are owned, directly or indirectly, beneficially and of record, by AGM free and clear of all Liens and material transfer restrictions, except for such Liens and transfer restrictions of general applicability as may be provided under the Securities Act or other applicable securities Laws (including any restriction on the right to vote, sell or otherwise dispose of such shares of capital stock or other equity or voting interests). Each outstanding share of capital stock of each Subsidiary of AGM that is held, directly or indirectly, by AGM, is duly authorized, validly issued, fully paid, nonassessable and free of preemptive rights, and there are no subscriptions, options, warrants, rights, calls, contracts or other commitments, understandings, restrictions or arrangements relating to the issuance, acquisition, redemption, repurchase or sale of any shares of capital stock or other equity or voting interests of any Subsidiary of AGM, including any right of conversion or exchange under any outstanding security, instrument or agreement, any agreements granting any preemptive rights, subscription rights, anti-dilutive rights, rights of first refusal or similar rights with respect to any securities of any Subsidiary of AGM. None of the Subsidiaries of AGM has any outstanding equity compensation plans relating to the capital stock of, or other equity or voting interests in, any Subsidiary of AGM. Neither AGM nor any of its Subsidiaries has any obligation to make any payments based on the price or value of any securities of any Subsidiary of AGM or dividends paid thereon.

Section 4.03 Authority; Noncontravention; Voting Requirements. (a) Each of AGM, Tango Holdings, AGM Merger Sub and AHL Merger Sub has all necessary power and authority to execute and deliver this Agreement (and in the case of the Statutory Merger Agreement, Tango Holdings and the AHL Merger Sub), and, subject to obtaining the AGM Stockholder Approval, to perform its obligations hereunder and to consummate the Transactions. The execution, delivery and performance by AGM, Tango Holdings, AGM Merger Sub and AHL Merger Sub of this Agreement (and in the case of the Statutory Merger Agreement, Tango Holdings and the AHL Merger Sub), and the consummation by AGM, Tango Holdings, AGM Merger Sub and AHL Merger Sub of the Transactions, have been duly and authorized and approved by the Boards of Directors of AGM, Tango Holdings, AGM Merger Sub and AHL Merger Sub, and except for obtaining the AGM Stockholder Approval, no other corporate action on the part of AGM, Tango Holdings, AGM Merger Sub and AHL Merger Sub is necessary to authorize the execution, delivery and performance by AGM, Tango Holdings, AGM Merger Sub and AHL Merger Sub of this Agreement (and in the case of the Statutory Merger Agreement, no other corporate action on the part of Tango Holdings and the AHL Merger Sub is necessary to authorize the execution, delivery and performance by AGM, Tango Holdings and AHL Merger Sub of this Agreement) and the consummation by AGM, Tango Holdings, AGM Merger Sub and AHL Merger Sub of the Transactions, other than executing and delivering the Statutory Merger Agreement, the filing of the AGM Certificate of Merger pursuant to the DGCL, any of the matters set forth on Schedule I, the filing of the Merger Application with the Registrar pursuant to the Bermuda Companies Act and the approval of this Agreement by Tango Holdings in its capacity as sole shareholder of AHL Merger Sub (which approval shall be provided by the written consent of Tango Holdings immediately following execution of this Agreement). This Agreement has been duly executed and delivered by AGM, Tango Holdings, AGM Merger Sub and AHL Merger Sub, and, assuming due authorization, execution and delivery hereof by AHL, constitutes a legal, valid and binding obligation of each of AGM, Tango Holdings, AGM Merger Sub and AHL Merger Sub, enforceable against each of them in accordance with its terms, subject to the Bankruptcy and Equity Exception. The Board of Directors of each of AGM, Tango Holdings, AGM Merger Sub and AHL Merger Sub has (i) determined that the Mergers, on the terms and subject to the conditions set forth herein, are fair to, and in the best interests of, AGM, Tango Holdings, AGM Merger Sub and AHL Merger Sub and their respective shareholders and (ii) adopted resolutions that have approved and declared advisable this Agreement and the Transactions contemplated hereby, and such resolutions have not been subsequently rescinded, modified or withdrawn in any way.

(b) Neither the execution and delivery of this Agreement by AGM, AGM Merger Sub and AHL Merger Sub or the Statutory Merger Agreement by AHL Merger Sub, nor the consummation by AGM, AGM Merger Sub and AHL Merger Sub of the Transactions, nor performance or compliance by AGM, AGM Merger Sub or AHL Merger Sub with any of the terms or provisions hereof, will (i) contravene, conflict with or violate any provision of the certificate or articles of incorporation, code of regulations, bye-laws, memorandum of association or other comparable charter or organizational documents of (A) AGM, AGM Merger Sub or AHL Merger Sub or (B) any of AGM’s other Subsidiaries or (ii) assuming (A) compliance with the matters set forth in Section 3.03(c) (other than Section 3.03(c)(ii)(A)) (and assuming the accuracy of the representations and warranties made in Section 3.03(c)), (B) that the actions described in Section 4.03(a) have been completed, (C) that the authorizations, consents and approvals referred to in Section 4.04 and, in the case of AHL Merger Sub, the approval of the Statutory Merger Agreement and in the case of AGM Merger Sub and AHL Merger Sub, the approval of this Agreement and the Mergers, in each case, by Tango Holdings in its capacity as sole shareholder of AGM Merger Sub and AHL Merger Sub are obtained and (D) that the filings referred to in Section 4.04 are made and any waiting periods thereunder have terminated or expired, in the case of each of the foregoing clauses (A) through (D), prior to the AHL Effective Time, (x) violate any Law applicable to AGM or any of its Subsidiaries, (y) violate or constitute a breach or default (with or without notice or lapse of time or both) under any of the terms, conditions or provisions of any Contract to which AGM or any of its Subsidiaries is a party or by which any of the assets or properties of AGM or its Subsidiaries, as applicable, are bound, or give rise to any right to terminate, cancel, amend, modify or accelerate AGM’s or any of its Subsidiaries’ rights or obligations under any such Contract or (z) result in the creation of any Lien on any properties or assets of AGM or any of its Subsidiaries except, in the case of clause (i)(B) and clause (ii)(x), (y) and (z), as would not have, individually or in the aggregate, a AGM Material Adverse Effect.

(c) The affirmative vote of the holders of a majority in voting power of the outstanding AGM Shares and AGM Class B Common Stock, voting together as a single class, entitled to vote thereon (the “AGM Stockholder Approval”), together with the Class C Stockholder Approval, is the only vote of, or approval by, the holders of the AGM Shares necessary to consummate the Transactions. The approval of this Agreement by Tango Holdings in its capacity as sole shareholder of AGM Merger Sub and AHL Merger Sub (which approval shall be provided by the written consent of Tango Holdings as contemplated by Section 5.12) is the only vote or approval of the holders of any class or series of capital stock of AGM Merger Sub and AHL Merger Sub that is necessary to approve this Agreement and the AGM Merger.

(d) The Board of Directors of AGM has (i) approved the AGM Merger and this Agreement, (ii) determined that the terms of this Agreement is in the best interests of and fair to AGM and its stockholders, (iii) declared the advisability of this Agreement and the AGM Merger and (iv) resolved, subject to Section 5.03(c), to recommend approval of the AGM Merger and this Agreement to its stockholders (such recommendation, the “AGM Board Recommendation”).

Section 4.04 Governmental Approvals. Except for (a) compliance with the applicable requirements of the Exchange Act, including the filing with the SEC of the Joint Proxy Statement/Prospectus, (b) the filing of the Registration Statement with the SEC in accordance with the Securities Act and the declaration of effectiveness of the Registration Statement, (c) compliance with the rules and regulations of the NYSE (including the approval of the listing of Tango Holdings Shares to be issued in the Mergers), (d) the filing of (i) the Merger Application with the Registrar pursuant to the Bermuda Companies Act and (ii) appropriate documents with the relevant authorities of other jurisdictions in which AHL or any of its Subsidiaries is qualified to do business, (e) filings required under, and compliance with other applicable requirements of, the HSR Act, and such other consents, approvals, filings, authorizations, declarations or registrations as are required to be made or obtained under any non-U.S. Antitrust Laws, (f) compliance with any applicable state securities or blue sky laws, (g) the filing of the AGM Certificate of Merger pursuant to the DGCL and (h) the Required Regulatory Approvals, no consent or approval of, or filing, license, permit or authorization, declaration or registration with, or notification to, or waiver from, any Governmental Authority is necessary for the execution and delivery of this Agreement by AGM, Tango Holdings, AGM Merger Sub and AHL Merger Sub, the performance by AGM, Tango Holdings, AGM Merger Sub and AHL Merger Sub of their obligations hereunder and the consummation by AGM, Tango Holdings, AGM Merger Sub and AHL Merger Sub of the Transactions, other than such other consents, approvals, filings, licenses, permits or authorizations, declarations, registrations, notifications or waivers that, if not obtained, made or given, would not have, individually or in the aggregate, a AGM Material Adverse Effect.

Section 4.05 Ownership and Operations of Tango Holdings, AGM Merger Sub and AHL Merger Sub. As of the date of this Agreement and as of immediately prior to the AGM Effective Time, AGM or a direct wholly owned Subsidiary of AGM will own, beneficially and of record, all of the outstanding shares of capital stock of Tango Holdings, AGM Merger Sub and AHL Merger Sub, free and clear of all Liens. Each of Tango Holdings, AGM Merger Sub and AHL Merger Sub was formed solely for the purpose of engaging in the Transactions, has no assets, liabilities or obligations of any nature other than those incident to its formation and pursuant to the Transactions, and prior to the AGM Effective Time, will not have engaged in any business activities other than those relating to the Transactions.

Section 4.06 AGM SEC Documents; Undisclosed Liabilities; Internal Controls. (a) AGM has timely filed with the SEC (including following any extensions of time for filing provided by Rule 12b-25 promulgated under the Exchange Act) all reports, schedules, forms, statements and other documents required to be filed by AGM with the SEC pursuant to the Securities Act or the Exchange Act since January 1, 2019 (collectively, the “AGM SEC Documents”). As of their respective effective dates (in the case of AGM SEC Documents that are registration statements filed pursuant to the requirements of the Securities Act) or their respective SEC filing dates (in the case of all other AGM SEC Documents), the AGM SEC Documents complied as to form in all material respects with the requirements of the Securities Act or the Exchange Act, as the case may be, applicable to such AGM SEC Documents, and none of the AGM SEC Documents as of such respective dates (or, if amended prior to the date of this Agreement, the date of the filing of such amendment, with respect to the disclosures that are amended) contained any untrue statement of a material fact or omitted to state a material fact necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. There are no outstanding written comments from the SEC with respect to AGM SEC Documents.

(b) The consolidated financial statements of AGM (including all related notes or schedules) included or incorporated by reference in the AGM SEC Documents complied as to form, as of their respective dates of filing with the SEC, in all material respects with the published rules and regulations of the SEC with respect thereto, have been prepared in accordance with GAAP (except, in the case of unaudited quarterly statements, as permitted by Form 10-Q of the SEC or other rules and regulations of the SEC) applied on a consistent basis during the periods involved (except (i) as may be indicated in the notes thereto or (ii) as permitted by Regulation S-X) and fairly present in all material respects the consolidated financial position of AGM and its consolidated Subsidiaries as of the dates thereof and the consolidated results of their operations and cash flows for the periods shown (subject, in the case of unaudited quarterly financial statements, to normal year-end adjustments).

(c) Neither AGM nor any of its Subsidiaries has any liabilities of any nature (whether accrued, absolute, contingent or otherwise) that would be required under GAAP, as in effect on the date of this Agreement, to be reflected on a consolidated balance sheet of AGM (including the notes thereto) except liabilities (i) reflected or reserved against in the balance sheet (or the notes thereto) of AGM and its Subsidiaries as of December 31, 2020, included in the AGM Filed SEC Documents, (ii) incurred after December 31, 2020, in the ordinary course of business, (iii) as provided by this Agreement or otherwise incurred in connection with the Transactions in compliance with the terms of this Agreement or (iv) as would not have, individually or in the aggregate, a AGM Material Adverse Effect.

(d) AGM is in compliance in all material respects with (i) the provisions of the Sarbanes-Oxley Act that are applicable to AGM and (ii) the rules and regulations of the NYSE that are applicable to AGM. With respect to each AGM SEC Document on Form 10-K or 10-Q, each of the principal executive officer and the principal financial officer of AGM has made all certifications required by Rule 13a-14 or 15(d) under the Exchange Act and Sections 302 and 906 of the Sarbanes-Oxley Act with respect to such AGM SEC Documents.

(e) None of the information supplied or to be supplied by or on behalf of AGM, AGM Merger Sub or AHL Merger Sub for inclusion or incorporation by reference in (i) the Joint Proxy Statement/Prospectus shall, on the date the Joint Proxy Statement/Prospectus is first mailed to shareholders of AHL and to the stockholders of AGM is filed with the SEC, respectively, at the time of any amendment thereof or supplement thereto and at the time of the AHL Shareholders Meeting and the AGM Stockholders Meeting, contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading and (ii) the Registration Statement shall, at the time the Registration Statement is declared effective by the SEC, contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein not misleading. The Registration Statement will comply as to form in all material respects with the requirements of the Securities Act. Notwithstanding the foregoing, AGM, AGM Merger Sub and AHL Merger Sub make no representation or warranty with respect to statements made or incorporated by reference therein based on information supplied by or on behalf of AHL or any Affiliates thereof for inclusion or incorporation by reference in the Joint Proxy Statement/Prospectus or the Registration Statement.

(f) No material weaknesses exist with respect to the internal control over financial reporting of AGM that would be required to be disclosed by AGM pursuant to Item 308(a)(3) of Regulation S-K promulgated by the SEC that have not been disclosed in the AGM SEC Documents as filed with or furnished to the SEC prior to the date of this Agreement. AGM has established and maintains disclosure controls and procedures and internal control over financial reporting (as such terms are defined in paragraphs (e) and (f), respectively, of Rule 13a-15 under the Exchange Act) as required by Rule 13a-15 under the Exchange Act, designed to ensure that information required to be disclosed by AGM in the reports that it files and submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms, including that information required to be disclosed by AGM in the reports that it files and submits under the Exchange Act is accumulated and communicated to management of AGM, as appropriate, to allow timely decisions regarding required disclosure. AGM has disclosed, based on its most recent evaluation, to AGM’s outside auditors and the audit committee of the Board of Directors of AGM, (A) all significant deficiencies and material weaknesses in the design and operation of internal control over financial reporting which are reasonably likely to adversely affect in any material respect AGM’s ability to record, process, summarize and report financial data and (B) any fraud, whether or not material, that involves management or other employees who have a significant role in AGM’s internal control over financial reporting.

Section 4.07 Absence of Certain Changes. Since December 31, 2020, (a) except for the execution, delivery and performance of this Agreement and the discussions, negotiations and transactions related thereto or in connection with modifications, suspensions or alterations of operations resulting from, or determined by AHL and its Subsidiaries in good faith to be advisable and reasonably necessary in response to, COVID-19 and COVID-19 Measures, the business, properties and assets of AGM and its Subsidiaries have been carried on, conducted and operated in all material respects in the ordinary course of business and (b) neither AGM nor any of its Subsidiaries has taken any action or failed to take any action, or agreed to or authorized to do either of the foregoing, that would have resulted in a breach of clause (i) or (ii) of Section 5.01(b) had the restrictions thereunder been in effect since December 31, 2020. Since December 31, 2020, there has not been any event, circumstance, development, change or effect that has had or would have, individually or in the aggregate, a AGM Material Adverse Effect.

Section 4.08 Legal Proceedings. Except as would not have, individually or in the aggregate, a AGM Material Adverse Effect, there is no (a) pending or, to the Knowledge of AGM, AGM Merger Sub and AHL Merger Sub, threatened legal or administrative proceeding, suit, arbitration, action, claim, dispute, hearing, charge, complaint, indictment, litigation or, to the Knowledge of AGM, AGM Merger Sub and AHL Merger Sub, investigation against AGM, any of its Subsidiaries, AGM Merger Sub or AHL Merger Sub or (b) outstanding injunction, order, judgment, ruling, decree or writ imposed upon AGM, any of its Subsidiaries, AGM Merger Sub or AHL Merger Sub or any director or officer of AGM, AGM Merger Sub, AHL Merger Sub or any of their respective Subsidiaries for whom AGM or any of its Subsidiaries may be liable as an indemnifying party or otherwise, in each case, by or before any Governmental Authority.

Section 4.09 Compliance with Laws; Permits. AGM and each of its Subsidiaries are, and since January 1, 2018 have been, in compliance with all Laws applicable to AGM or any of its Subsidiaries, except as would not have, individually or in the aggregate, a AGM Material Adverse Effect. AGM and each of its Subsidiaries hold, and since January 1, 2018, have held, all Permits necessary for AGM and each such Subsidiary, as applicable, to own, lease and operate its properties and assets and necessary for the lawful conduct of their respective businesses, and all such Permits are in full force and effect, except where the failure to hold the same or the failure of the same to be in full force and effect would not have, individually or in the aggregate, a AGM Material Adverse Effect. To the Knowledge of AGM, AGM and each of its Subsidiaries is in compliance in all material respects with (i) the FCPA, (ii) the Organization for Economic Cooperation and Development Convention Against Bribery of Foreign Public Officials in International Business Transactions and legislation implementing such convention and (iii) the UK Bribery Act.

Section 4.10 Tax Matters. Except as would not have, individually or in the aggregate, a AGM Material Adverse Effect:

(a) AGM and each of its Subsidiaries have prepared (or caused to be prepared) and timely filed (taking into account valid extensions of time within which to file) all Tax Returns required to be filed by any of them. All such filed Tax Returns (taking into account all amendments thereto) are true, complete and accurate.

(b) All Taxes owed by AGM and each of its Subsidiaries that are due (whether or not shown on any Tax Return) have been timely paid or have been adequately reserved against on the AGM’s financial statements in accordance with GAAP.

(c) AGM has not received written notice of any pending audits, examinations, investigations, claims, enquiries or other proceedings in respect of any Taxes or Tax Returns of AGM or any of its Subsidiaries.

(d) There are no Liens for Taxes on any of the assets of AGM or any of its Subsidiaries other than Permitted Liens.

(e) None of AGM or any of its Subsidiaries has been a “controlled corporation” or a “distributing corporation” in any distribution occurring during the two-year period ending on the date of this Agreement that was purported or intended to be governed by Section 355 of the Code (or any similar provision of applicable Law).

(f) No deficiency for any Tax has been asserted or assessed by any Governmental Authority in writing against AGM or any of its Subsidiaries, except for deficiencies that have been satisfied by payment in full, settled or withdrawn or that have been adequately reserved.

(g) Neither AGM nor any of its Subsidiaries has waived any statute of limitations in respect of Taxes or agreed to any extension of time with respect to an assessment or deficiency for Taxes (other than pursuant to extensions of time to file Tax Returns obtained in the ordinary course).

(h) Neither AGM nor any of its Subsidiaries has participated in, been engaged in or party to or promoter of any “listed transaction” within the meaning of Treasury Regulation Section 1.6011-4(b)(2) or comparable provision of any other applicable Tax Law or any scheme, transaction or arrangement which was required by Part 7 of the Finance Act 2004 of the United Kingdom or comparable provision of any other applicable Tax Law to be specifically disclosed to a taxing authority.

(i) AGM and each of its Subsidiaries have, within the time and manner prescribed by Law, withheld and paid over to the proper Governmental Authority all amounts required to have been so withheld and paid over, except with respect to matters for which adequate accruals or reserves have been established, in accordance with GAAP, on AHL’s financial statements, and have complied with all related Tax information reporting provisions of all applicable Laws.

(j) No claim in writing has been made by any Governmental Authority in a jurisdiction where the AGM or its Subsidiaries does not file Tax Returns that the AGM or its Subsidiaries is or may be subject to Tax in that jurisdiction.

(k) Neither AGM nor any of its Subsidiaries has taken or agreed to take any action, or, after reasonable diligence and in consultation with AGM’s Counsel, is aware of the existence of any fact or circumstance, that could reasonably be expected to impede or prevent, for U.S. federal income tax purposes, (i) the Mergers, taken together along with any Operating Group Unit Exchange, from qualifying as a transaction described in Section 351 of the Code or (ii) AGM’s Counsel from delivering the AGM Tax Opinion described in Section 6.02(d).

Section 4.11 Employee Benefits.

(a) Except as would not have, individually or in the aggregate, a AGM Material Adverse Effect, (i) each AGM Plan has been operated and administered in compliance with its terms and applicable Laws and (ii) each AGM Pension Plan that, as of the date of this Agreement, is intended to be “qualified” within the meaning of Section 401(a) of the Code has received a favorable determination letter from the IRS or is entitled to rely upon a favorable opinion issued by the IRS, and to the Knowledge of AGM, there are no existing circumstances or any events that have occurred that could reasonably be expected to cause the loss of any such qualification status of any such AGM Pension Plan.

(b) Except as would not have, individually or in the aggregate, a AGM Material Adverse Effect, during the last six (6) years and through the Closing, no liability under Title IV or Section 302 of ERISA shall have been incurred by AGM or any of its Subsidiaries or any ERISA Affiliate that has not been satisfied in full, and no condition exists that presents a material risk to AGM, its Subsidiaries or any ERISA Affiliate of incurring any such liability.

(c) Except as would not have, individually or in the aggregate, a AGM Material Adverse Effect, (i) no AGM Plan provides health, medical, dental or life insurance benefits following retirement or other termination of employment to any current or former employee or service provider of AGM or any of its Subsidiaries except as may be required under the Consolidated Omnibus Budget Reconciliation Act of 1985, as amended, and at the expense of such employee or service provider, (ii) to the Knowledge of AGM, there are no material pending claims against AGM or any of its Subsidiaries with respect to any AGM Plan, by or on behalf of any employee, former employee or beneficiary covered under any such AGM Plan (other than routine claims for benefits), and (iii) each AGM Plan subject to Section 409A of the Code is, and has been since January 1, 2009, in compliance in form and operation with Section 409A of the Code and the applicable guidance and regulations thereunder.

(d) Except as otherwise provided under this Agreement, the consummation of the Transactions will not, in and of itself, (i) accelerate the time of payment or vesting, or increase the amount of compensation due to any current or former director, officer or employee of AGM or any of its Subsidiaries (whether by virtue of any termination, severance, change of control or similar benefit or otherwise), (ii) entitle any current or former director, officer or employee of AGM or any of its Subsidiaries to severance pay, unemployment compensation or any other payment, (iii) cause AGM to transfer or set aside any assets to fund any benefits under any AGM Plan or (iv) limit or restrict the right to amend, terminate or transfer the assets of any AGM Plan on or following the AHL Effective Time.

Section 4.12 Labor Matters. (a) (i) Neither AGM nor any of its Subsidiaries is a party to, or bound by, any collective bargaining agreement, labor agreement or other labor-related agreement with a labor union, labor organization, trades council, works council or similar organization and (ii) to the Knowledge of AGM, there are (A) no labor organizing activities or representation or certification demands, petitions or proceedings by any labor organization, labor union, trades council, works council or group of employees of AGM or any of its Subsidiaries to organize or represent any employees of AGM or any of its Subsidiaries, and no demand for recognition or certification as the exclusive bargaining representative of any employees has been made by or on behalf of any labor union, labor organization, trades council, works council or similar organization, (B) no labor union, labor organization, trades council, works council or similar organization or group of employees that represents or claims to represent employees of AGM or any of its Subsidiaries, (C) there is no pending or threatened strike, lockout, slowdown, work stoppage, material unfair labor practice charge, material grievance or material arbitration against or affecting AGM or any of its Subsidiaries, (D) AGM and its Subsidiaries are not and have not been: (1) a “contractor” or “subcontractor” (as defined by Executive Order 11246), (2) required to comply with Executive Order 11246 or (3) required to maintain an affirmative action plan, except, in each case, as would not have, individually or in the aggregate, a AGM Material Adverse Effect.

(b) Except as would not have, individually or in the aggregate, a AGM Material Adverse Effect, (i) each of AGM and its Subsidiaries is, and has been since January 1, 2017, in compliance in all material respects with all federal, state, local and foreign Laws regarding labor, employment and employment practices, and (ii) there are no pending or, to AGM’s Knowledge, threatened material Actions against AGM or any of its Subsidiaries brought by or on behalf of any applicant for employment, any employee or service provider of AGM, any current or former leased employee, intern, volunteer or “temp” of AGM or any of its Subsidiaries, or any person alleging to be a current or former employee, or any group or class of the foregoing, or any Governmental Authority, alleging: (A) violation of any labor or employment Laws; (B) breach of any collective bargaining or similar agreement; (C) breach of any express or implied contract of employment; (D) wrongful termination of employment; or (E) any other discriminatory, wrongful or tortious conduct in connection with any employment relationship, including before the Equal Employment Opportunity Commission.

(c) Except as would not have, individually or in the aggregate, a AGM Material Adverse Effect, AGM and its Subsidiaries have not incurred any material liability or obligation under the Worker Adjustment and Retraining Notification Act and the regulations promulgated thereunder or any similar state, local or foreign Law that remains unsatisfied. Within the last three (3) months, there has not been any plant closing or mass layoff, or term of similar import under any applicable similar Law.

Section 4.13 Intellectual Property. (a) Except as would not have, individually or in the aggregate, a AGM Material Adverse Effect, AGM and its Subsidiaries have sufficient rights to use all Intellectual Property used in the conduct of the business of AGM and its Subsidiaries as currently conducted.

(b) Except as would not have, individually or in the aggregate, a AGM Material Adverse Effect, no claims against AGM or any of its Subsidiaries are pending or, to the Knowledge of AGM, threatened (i) challenging the ownership, enforceability, scope, validity or use by AGM or any of its Subsidiaries of any Intellectual Property or (ii) alleging that AGM or any of its Subsidiaries is violating, misappropriating or infringing the Intellectual Property rights of any Person.

(c) Except as would not have, individually or in the aggregate, a AGM Material Adverse Effect, (i) to the Knowledge of AGM, no Person is misappropriating, violating or infringing the rights of AGM or any of its Subsidiaries with respect to any Intellectual Property owned by AGM or a Subsidiary of AGM and (ii) to the Knowledge of AGM, the operation of the business of AGM and its Subsidiaries as currently conducted does not violate, misappropriate or infringe the Intellectual Property rights of any other Person.

(d) Except as would not have, individually or in the aggregate, a AGM Material Adverse Effect, (i) AGM and each of its Subsidiaries have taken reasonable measures to protect the (A) information technology systems owned or controlled by AGM or such Subsidiary and used in the course of the operations of its business, and (B) personal information gathered, used or held for use by AGM or such Subsidiary in the course of the operations of its business, and (ii) to the Knowledge of AGM, there has not been any unauthorized disclosure or use of, or access to, any such personal information or breach of security of such information technology systems.

Section 4.14 Real Property. Except as would not have, individually or in the aggregate, a AGM Material Adverse Effect, (a) AGM or one of its Subsidiaries has a good and valid leasehold interest in each material AGM Lease, free and clear of all Liens (other than Permitted Encumbrances) and (b) none of AGM or any of its Subsidiaries has received written notice of any material default under any agreement evidencing any Lien or other agreement affecting any material AGM Lease, which default continues on the date of this Agreement.

Section 4.15 Contracts. (a) For purposes of this Agreement, “AGM Material Contract” means all Contracts to which AGM or any of its Subsidiaries is a party or by which AGM, any of its Subsidiaries or any of their respective properties or assets is bound (other than AHL Plans) that:

(i) are or would be required to be filed by AGM as a “material contract” pursuant to Item 601(b)(10) of Regulation S-K under the Securities Act;

(ii) with respect to a material joint venture, partnership or other similar agreement or arrangement, relate to the formation or management of any such partnership or joint venture;

(iii) provide for Indebtedness of AGM or any of its Subsidiaries having an outstanding or committed amount in excess of $500 million, other than any Indebtedness between or among any of AGM and any of its Subsidiaries and other than any letters of credit;

(iv) have been entered into since January 1, 2018, and involve the acquisition from another Person or disposition to another Person of capital stock or other equity interests of another Person or of a business, or any material assets or business of another Person, in each case, for aggregate consideration under such Contract in excess of $500 million;

(v) restrict the transfer of equity interests of AGM or any of its Subsidiaries;

(vi) prohibit the payment of dividends or distributions in respect of the capital of AGM or any of its wholly owned Subsidiaries, prohibit the pledging of the capital of AGM or any wholly owned Subsidiary of AGM or prohibit the issuance of any guarantee by AGM or any wholly owned Subsidiary of AGM;

(vii) are with any financial advisor of AGM or any of its Subsidiaries relating to the Transactions;

(viii) contain provisions that prohibit AGM or any of its Subsidiaries or any Person that controls, or is under common control with, AGM from competing in any line of business or grant a right of exclusivity to any Person which prevents AGM or any Subsidiary or Affiliate of AGM from entering any territory, market or field or freely engaging in business anywhere in the world, other than Contracts that can be terminated (including such restrictive provisions) by AGM or any of its Subsidiaries on less than ninety (90) days’ notice without payment by AGM or any Subsidiary of AGM of any penalty;

(ix) pursuant to which AGM or any of its Subsidiaries (A) is granted or obtains any right to use any material Intellectual Property (other than Contracts granting rights to use common or industry standard commercially available business infrastructure and administrative software (e.g., database, enterprise resource planning, business management planning, desktop and similar software) and commercially available, off-the-shelf software (including “shrink-wrap” or “click-wrap” agreements)), or (B) grants an exclusive license to, or option to acquire, any Intellectual Property owned by AGM or any of its Subsidiaries that is material to the conduct of the businesses of AGM and its Subsidiaries as currently conducted (excluding licenses granted to third parties in the ordinary course of business);

(x) involve or would reasonably be expected to involve aggregate payments or receipts by or to it and/or its Subsidiaries in excess of $250 million in any twelve-month period, other than those terminable on less than ninety (90) days’ notice without payment by AGM or any Subsidiary of AGM of any material penalty;

(xi) include an indemnification obligation of AGM or any of its Subsidiaries with a maximum potential liability in excess of $250 million;

(xii) all investment asset or management agreements of AGM or any of its Subsidiaries; or

(xiii) require any capital expenditure (or series of capital expenditures) by AGM or any of its Subsidiaries in an amount in excess of $100 million in the aggregate.

(b) (i) Each AGM Material Contract is valid and binding on AGM and/or any of its Subsidiaries to the extent such Person is a party thereto, as applicable, and to the Knowledge of AGM, each other party thereto, and is in full force and effect, except where the failure to be valid, binding or in full force and effect would not have a AGM Material Adverse Effect, (ii) AGM and each of its Subsidiaries, and, to the Knowledge of AGM, any other party thereto, has performed all obligations required to be performed by it under each AGM Material Contract, except where such noncompliance would not have a AGM Material Adverse Effect, (iii) neither AGM nor any of its Subsidiaries has received notice of the existence of any event or condition which constitutes, or, after notice or lapse of time or both, would reasonably be expected to constitute, a default on the part of AGM or any of its Subsidiaries under any AGM Material Contract, except where such default would not have a AGM Material Adverse Effect and (iv) there are no events or conditions which constitute, or, after notice or lapse of time or both, would reasonably be expected to constitute a default, on the part of any counterparty under such AGM Material Contract, except as would not have a AGM Material Adverse Effect.

Section 4.16 Anti-Takeover Provisions. No Takeover Law applies to AGM, AGM Merger Sub or AHL Merger Sub with respect to this Agreement or the Mergers.

Section 4.17 Certain Arrangements. As of the date of this Agreement, there are no Contracts or other arrangements or understandings (whether oral or written) or commitments to enter into Contracts or other arrangements or understandings (whether oral or written) between AGM, AGM Merger Sub, AHL Merger Sub or any of their Affiliates, on the one hand, and any member of AHL’s management or Board of Directors, on the other hand, that relate in any way to the Transactions.

Section 4.18 Brokers and Other Advisors. Except for Barclays Capital Inc., no broker, investment banker, financial advisor or other Person is entitled to any broker’s, finder’s, financial advisor’s or other similar fee or commission, or the reimbursement of expenses in connection therewith, in connection with the Transactions based upon arrangements made by or on behalf of AGM, any of its Subsidiaries, AGM Merger Sub or AHL Merger Sub, in each case, except for Persons, if any, whose fees and expenses will be paid by AGM or any of its Subsidiaries.

Section 4.19 Ownership of AHL Shares and AHL Preferred Shares. None of AGM, AGM Merger Sub or AHL Merger Sub or any of their Affiliates beneficially own (within the meaning of Section 13 of the Exchange Act and the rules and regulations promulgated thereunder), or will prior to the Closing Date beneficially own, any AHL Shares or any AHL Preferred Shares, or is a party, or will prior to the Closing Date become a party, to any Contract, other arrangement or understanding (whether written or oral) (other than this Agreement) for the purpose of acquiring, holding, voting or disposing of any AHL Shares or any AHL Preferred Shares.

Section 4.20 No Other Representations or Warranties.

(a) Except for the representations and warranties made by AGM, AGM Merger Sub and AHL Merger Sub in this Article IV, in any certificate delivered pursuant to Sections 6.03(a)-(c) or in the case of fraud or willful breach, none of AGM, AGM Merger Sub, AHL Merger Sub or any other Person makes any other express or implied representation or warranty with respect to AGM, any of its Subsidiaries, AGM Merger Sub, AHL Merger Sub or

their respective businesses, operations, assets, liabilities, condition (financial or otherwise) or prospects, notwithstanding the delivery or disclosure to AHL or any of its Representatives of any documentation, forecasts or other information with respect to any one or more of the foregoing, and AHL acknowledges the foregoing. In particular, and without limiting the generality of the foregoing, except for the representations and warranties made by AGM, AGM Merger Sub and AHL Merger Sub in this Article IV, in any certificate delivered pursuant to Sections 6.03(a)-(c) or in the case of fraud or willful breach, none of AGM, AGM Merger Sub, AHL Merger Sub or any other Person makes or has made any express or implied representation or warranty to AHL or any of its Representatives with respect to (i) any financial projection, forecast, estimate, budget or prospect information relating to AGM, any of its Subsidiaries, AGM Merger Sub, AHL Merger Sub or their respective businesses, (ii) any judgment based on actuarial principles, practices or analyses by any Person or as to the future satisfaction or outcome of any assumption or otherwise concerning reserves for losses, loss adjustment expenses or uncollectible reinsurance or (iii) any oral or written information presented to AHL or any of its Representatives in the course of their due diligence investigation of AGM, AGM Merger Sub or AHL Merger Sub, the negotiation of this Agreement or the course of the Transactions.

(b) Notwithstanding anything contained in this Agreement to the contrary, AGM, Tango Holdings, AGM Merger Sub and AHL Merger Sub acknowledge and agree that neither AHL nor any other Person has made or is making, and AGM, Tango Holdings, AGM Merger Sub and AHL Merger Sub expressly disclaim reliance upon, any representations, warranties or statements relating to AHL or its Subsidiaries whatsoever, express or implied, beyond those expressly given by AHL in Article III, the AHL Disclosure Schedules or any certificate delivered pursuant to this Agreement, including any implied representation or warranty as to the accuracy or completeness of any information regarding AHL furnished or made available to AGM, Tango Holdings, AGM Merger Sub, AHL Merger Sub or any of their respective representatives. Without limiting the generality of the foregoing, AGM, Tango Holdings, AGM Merger Sub and AHL Merger Sub acknowledge that, except as expressly provided in Article III, the AHL Disclosure Schedules or any certificate delivered pursuant to this Agreement, no representations or warranties are made with respect to any projections, forecasts, estimates, budgets or prospect information that may have been made available to AGM, Tango Holdings, AGM Merger Sub, AHL Merger Sub or any of their respective representatives.

ARTICLE V

ADDITIONAL COVENANTS AND AGREEMENTS

Section 5.01 Conduct of Business. (a) Except as contemplated by this Agreement, as may be required by applicable Laws, as set forth in Section 5.01(a) of the AHL Disclosure Schedule or for any actions taken reasonably and in good faith in response to COVID-19 or COVID-19 Measures, during the period from the date of this Agreement until the AHL Effective Time (or such earlier date on which this Agreement may be terminated pursuant to Section 7.01), unless AGM otherwise expressly consents in writing (such consent not to be unreasonably withheld, conditioned or delayed), AHL shall, and shall cause each of its Subsidiaries to, conduct its operations only in the ordinary course of business. To the extent consistent with the foregoing, AHL shall, and shall cause each of its Subsidiaries to, use its and their commercially reasonable efforts to preserve intact its business organization and relationship with its regulators, retain the services of its current officers and key employees and preserve the goodwill of its customers, reinsurers, Producers, suppliers and other Persons with whom it has business relationships. Without limiting the generality of the foregoing, and except as contemplated by this Agreement, as may be required by applicable Laws, as set forth in Section 5.01(a) of the AHL Disclosure Schedule, or for any actions taken reasonably and in good faith in response to COVID-19 or COVID-19 Measures, during such period, AHL shall not, and shall not permit any of its Subsidiaries to, take any of the following actions without the prior written consent of AGM (such consent not to be unreasonably withheld, conditioned or delayed):

(i) Share Capital. (A) Issue, sell or grant any of its shares or other equity or voting interests, or any securities or rights convertible into, exchangeable or exercisable for, or evidencing the right to subscribe for any of its shares or other equity or voting interests, or any options, rights, warrants or other commitments or agreements to acquire from AHL or any of its Subsidiaries, or that obligate AHL or any of its Subsidiaries to issue, any shares, or other equity or voting interests in, or any securities convertible into or exchangeable for shares of, or other equity or voting interests in, AHL or any of its Subsidiaries; provided that AHL may issue AHL Shares or other securities as required pursuant to the vesting, settlement or exercise of AHL Equity Awards outstanding on the date of this Agreement or granted in accordance with the terms of this Agreement in accordance with the terms of the applicable award in effect on the date of this Agreement, (B) redeem, purchase or otherwise acquire prior to maturity any of its outstanding bonds, debentures, notes or other Indebtedness, or any of its outstanding shares or other equity or voting interests, or any rights, warrants or options to acquire any of its shares or other equity or voting interests, except (x) pursuant to the AHL Share Plans and the AHL Equity Awards, in each case, as in effect on the date of this Agreement or (y) in connection with the satisfaction of Tax withholding obligations with respect to AHL Equity Awards or other equity awards, (C) in the case of AHL, establish a record date for, declare, set aside for payment or pay any dividend on, or make any other distribution in respect of, any of its shares or other equity or voting interests, whether in cash, shares or property or a combination thereof, in each case or (D) split, combine, subdivide or reclassify any of its shares or other equity or voting interests; provided, however, that nothing in this Section 5.01(a)(i) shall restrict the ability of AHL (1) to provide long-term incentive compensation to existing employees in the ordinary course of business or to new employees, in each case, pursuant to the AHL Share Plan in effect as of the date of this Agreement, (2) to issue new AHL Shares or AHL Preferred Shares, or to pay dividends under any AHL Preferred Shares, in each case, in accordance with the terms of any AHL Preferred Shares that are outstanding as of the date hereof, or (3) to repurchase any AHL Shares, in each case, in the ordinary course of business or in connection with any share buyback authorization that has been announced prior to the date of this Agreement;

(ii) Indebtedness; Guarantees. Incur any indebtedness for borrowed money, issue or sell any debt securities or warrants or other rights to acquire any debt securities of AHL or any of its Subsidiaries, guarantee any such indebtedness or any debt securities of another Person or enter into any “keep well” or other agreement to maintain any financial statement condition of another Person (collectively, “Indebtedness”), other than (A) any Indebtedness that is permitted (or is expressly excluded from the definition of

“Debt” (other than in respect of “Hybrid Securities”)) under the Existing Credit Facilities or the Replacement Facilities, (B) Indebtedness incurred in connection with the refinancing or replacement of the Existing Credit Facilities in an aggregate principal amount or aggregate available amount not to exceed the aggregate availability under the Existing Credit Facility being refinanced or replaced, on such terms as shall be determined by AHL in consultation with AGM (such refinancing or replacement facilities, the “Replacement Facilities”), (C) other indebtedness incurred in the aggregate not to exceed $250 million at any one time outstanding, (D) Indebtedness incurred solely between AHL and any of its Subsidiaries or solely between its Subsidiaries in the ordinary course of business or (E) in connection with the issuance of funding agreements or repurchase agreements;

(iii) Loans. (A) Make any loans, advances or capital contributions to, or investments in, any other Person, other than with respect to Investment Assets or otherwise in the ordinary course of business or between AHL and any of its Subsidiaries or between Subsidiaries of AHL or (B) make any loans to its directors or officers;

(iv) Shareholder Rights Plan. Adopt or implement any shareholder rights plan or similar arrangement;

(v) Acquisitions and Dispositions. Other than transactions with respect to Investment Assets, reinsurance transactions and transactions solely between AHL and its Subsidiaries or solely between its Subsidiaries, (A) make any acquisition (including by merger or amalgamation) of the capital stock or assets of any other Person for consideration in excess of $450 million for any such acquisition or $900 million in the aggregate for all such acquisitions or (B) sell or lease to any Person, in a single transaction or series of related transactions, any of its properties or assets whose value or purchase price exceeds $50 million, except (x) transfers among AHL and its Subsidiaries, (y) leases and subleases of real property owned by AHL or its Subsidiaries and leases of real property under which AHL or any of its Subsidiaries is a tenant or a subtenant and voluntary terminations or surrenders of such leases or (z) other transactions in the ordinary course of business;

(vi) Compensation and Benefits. Except as required pursuant to the terms of any AHL Plan or other written agreement, in each case, in effect on the date of this Agreement or established or amended after the date of this Agreement in compliance with this Agreement, (A) grant or provide to any current or former director or employee of AHL or any Subsidiary of AHL with the title of “senior vice president” or more senior (a “Senior Officer”) any increase in compensation or benefits (other than increases in annual base salaries and incentive compensation opportunities at times and in amounts in the ordinary course of business consistent with past practice), (B) grant or provide to any current or former director or Senior Officer of AHL or any Subsidiary of AHL any change-in-control, severance, retention or termination pay, (C) accelerate the vesting or payment of any compensation or benefit for any current or former director or Senior Officer of AHL or any Subsidiary, (D) establish, adopt, enter into or materially amend any material AHL Plan or collective bargaining agreement, (E) enter into any employment, consulting, severance or termination agreement with any current or former director or Senior Officer of AHL or any Subsidiary of AHL (other than (x) offer letters that do not otherwise provide for severance, retention or change in control payments or benefits other than consistent with past practice, and (y) retention program or arrangements entered into in the ordinary course of business consistent with past practice in connection with acquisitions of Persons or businesses otherwise permitted hereby), (F) hire any person to a position with aggregate annual compensation in excess of $500,000, or (G) except for cause (as determined by AHL in its reasonable discretion), terminate the employment of any Senior Officer of AHL or any Subsidiary of AHL from such a position;

(vii) Accounting. Change in any material respect its accounting policies or procedures, except in the ordinary course of business or insofar as may be required (A) by GAAP (or any interpretation thereof), including pursuant to standards, guidelines and interpretations of the Financial Accounting Standards Board or any similar organization, (B) by Applicable SAP or (C) by Law, including Regulation S-X under the Securities Act;

(viii) AHL Organizational Documents. (A) Amend or alter AHL Organizational Documents or (B) amend or alter the comparable organizational documents of any Subsidiary, in each case, in a manner that would reasonably be expected to prevent or to impede, interfere with, hinder or delay in any material respect the consummation of the Transactions (with respect to both clauses (A) and (B), whether by merger, amalgamation, scheme of arrangement, consolidation or otherwise);

(ix) Liquidation. Adopt a plan or agreement of complete or partial liquidation or dissolution, scheme of arrangement, merger, amalgamation, consolidation, restructuring, recapitalization or other reorganization of AHL or any of its Subsidiaries (other than dormant Subsidiaries);

(x) Contracts. Enter into, materially modify or terminate any Contract (other than Contracts pertaining to Investment Assets) that (A) would be required to be filed by AHL with the SEC, (B) would limit or otherwise restrict AHL, any of its Subsidiaries or any of their successors or that would, after the AHL Effective Time, limit or otherwise restrict AGM or any of its Subsidiaries (including the AHL Surviving Entity) or any of their successors, or any of their respective properties or assets, from engaging or competing in any line of business, in any geographic area or with any Person or (C) would require the approval of the Board of Directors of AHL prior to its execution based on governance policies of the Board of Directors of AHL in effect on the date of this Agreement (disregarding for purposes of this clause (C) any authority of, or approval by, the Executive Committee of AHL that would eliminate the need for approval by the Board of Directors of AHL);

(xi) Reinsurance Agreements. Enter into any inorganic reinsurance agreement (i.e., any block reinsurance transaction) in which AHL and its Subsidiaries assume reserves from a third party in excess of $10 billion.

(xii) Line of Business. Enter into a new product line outside (i) the existing business of AHL or (ii) any business that is complementary to the existing business of AHL;

(xiii) Liens. Grant any Lien (other than Permitted Liens) on any of its material assets other than to secure Indebtedness permitted under Section 5.01(a)(ii) and other than as permitted under the Existing Credit Facilities or the Replacement Facilities;

(xiv) Actions. Settle any Action, in each case made or pending against AHL or any of its Subsidiaries, or any of their officers and directors in their capacities as such, other than the settlement of Actions which, in any event (A) is solely for monetary damages for an amount not to exceed $15 million for any such settlement individually or $20 million in the aggregate, (B) is in the ordinary course for ordinary course claims under AHL Insurance Contracts or (C) would not be reasonably expected to prohibit or restrict AHL and its Subsidiaries from operating their business in the same manner in all material respects as operated on the date of this Agreement;

(xv) Nonrecognition Transaction. Take any action or cause any action to be taken (including any action otherwise permitted by this Section 5.01(a)) that would prevent, for U.S. federal income tax purposes, (i) the Mergers, taken together along with any Operating Group Unit Exchange, from qualifying as a transaction described in Section 351 of the Code, (ii) AHL’s Counsel from delivering the AHL Tax Opinion described in Section 6.03(d), or (iii) AGM’s Counsel from delivering the AGM Tax Opinion described in Section 6.02(d);

(xvi) Underwriting; Claims; Actuarial. Alter or amend in a manner that is material to the financial condition of AHL any existing financial, underwriting, pricing, claims, claims handling, risk retention, reserving, investment or actuarial practice, guideline or policy or any material assumption underlying an actuarial practice or policy, except as may be required by GAAP, Applicable SAP, any Governmental Authority or applicable Laws;

(xvii) Waivers of Rights. Cancel any material Indebtedness or waive any claims or rights of substantial value, in each case other than in the ordinary course of business;

(xviii) Operating Group Units. Sell, assign, transfer, divest or grant any Lien (other than Permitted Liens) on any Operating Group Units with respect to which AHL or any of its Subsidiaries is the beneficial or record holder;

(xix) Tax. Except in the ordinary course of business or as otherwise required by applicable Law, (A) make, change or rescind any material election in respect of Taxes, (B) waive, or agree to waive, any statute of limitation with respect to the assessment, determination or collection of material Taxes, (C) settle, resolve, waive or otherwise dispose of any material claim or proceeding relating to Taxes, or (D) change any material aspect of its method of accounting for U.S. federal income or foreign tax purposes, (E) file any material amended Tax Return, (F) enter into any closing agreement with respect to any material Taxes or (G) enter into any closing agreement with respect to a material amount of Taxes; or

(xx) Related Actions. Authorize any of, or commit or agree, in writing or otherwise, to take any of, the foregoing actions.

(b) Except as contemplated by this Agreement, as may be required by applicable Laws, as set forth in Section 5.01(b) of the AGM Disclosure Schedule or for any actions taken reasonably and in good faith in response to COVID-19 or COVID-19 Measures, during the period from the date of this Agreement until the AHL Effective Time (or such earlier date on which this Agreement may be terminated pursuant to Section 7.01), unless AHL otherwise expressly consents in writing (such consent not to be unreasonably withheld, conditioned or delayed), AGM shall, and shall cause each of its Subsidiaries to, conduct its operations in all material respects in the ordinary course of business. Without limiting the generality of the foregoing, and except as contemplated by this Agreement, as may be required by applicable Laws, as set forth in Section 5.01(b) of the AGM Disclosure Schedule, or for any actions taken reasonably and in good faith in response to COVID-19 or COVID-19 Measures, during such period, AGM shall not, and shall not permit any of its Subsidiaries to, take any of the following actions without the prior written consent of AHL (such consent not to be unreasonably withheld, conditioned or delayed):

(i) Equity Interests. (A) Issue, sell or grant any of its capital stock or other equity or voting interests, or any securities or rights convertible into, exchangeable or exercisable for, or evidencing the right to subscribe for any of its shares or other equity or voting interests, or any options, rights, warrants or other commitments or agreements to acquire from AGM or any of its Subsidiaries, or that obligate AGM or any of its Subsidiaries to issue, any shares, or other equity or voting interests in, or any securities convertible into or exchangeable for shares of, or other equity or voting interests in, AGM or any of its Subsidiaries in the event that any such issuance, sale or grant (and any combination of such issuances, sales and grants (other than as contemplated by the exceptions in clauses (1) through (4) below)) constitutes greater than five percent (5%) of the outstanding share capital of AGM, on a fully diluted basis (including any share capital of AGM underlying Operating Group Units); provided that AGM may issue AGM Shares or other securities as required pursuant to the vesting, settlement or exercise of AGM Share Plans outstanding on the date of this Agreement in accordance with the terms of the applicable award in effect on the date of this Agreement, (B) redeem, purchase or otherwise acquire any of its outstanding shares or other equity or voting interests, or any rights, warrants or options to acquire any of its shares or other equity or voting interests, except (x) pursuant to the AGM Share Plans or AGM Equity Awards, in each case, as in effect on the date of this Agreement or (y) in connection with the satisfaction of Tax withholding obligations with respect to AGM Equity Awards or other equity awards, other than AGM’s quarterly dividends per AGM Share, AGM Class B Common Stock, AGM Class C Common Stock, AGM Series A Preferred Stock and AGM Series B Preferred Stock, in each case, in the ordinary course of business consistent with past practice, (C) in the case of AGM, establish a record date for, declare, set aside for payment or pay any dividend on, or make any other distribution in respect of, any shares of its capital stock or other equity or voting interests, whether in cash, shares or property or a combination thereof, in each case or (D) split, combine, subdivide or reclassify any shares of its capital stock or other equity or voting interests; provided, however, that nothing in this Section 5.01(b)(i) shall restrict the ability of AGM (1) to provide long-term incentive compensation to existing employees in the ordinary course of business and new employees, in each case, pursuant to the AGM Share Plans in effect as of the date of this Agreement, (2) to issue new AGM Shares, AGM Series A Preferred Stock or AGM Series B Preferred Stock, in each case, in accordance with the terms of any AGM Series A Preferred Stock or AGM Series B Preferred Stock that are outstanding as of the date hereof, (3) to repurchase any AGM Shares, in each case, in the ordinary course of business or in connection with any share buyback authorization that has been announced prior to the date of this Agreement or (4) to make exchanges of Operating Group Units under the Seventh Amended and Restated Exchange Agreement, dated July 29, 2020, among the AGM, the Apollo Principal Entities defined therein and the Apollo Principal Holders defined therein;

(ii) Accounting. Change in any material respect its accounting policies or procedures, except in the ordinary course of business or insofar as may be required (A) by GAAP (or any interpretation thereof), including pursuant to standards, guidelines and interpretations of the Financial Accounting Standards Board or any similar organization, (B) by Applicable SAP or (C) by Law, including Regulation S-X under the Securities Act;

(iii) AGM Organizational Documents. (A) Amend the AGM Organizational Documents or (B) amend the comparable organizational documents of any Subsidiary, in each case, in a manner that would reasonably be expected to prevent or to impede, interfere with, hinder or delay in any material respect the consummation of the Transactions (with respect to both clauses (A) and (B), whether by merger, amalgamation, consolidation or otherwise);

(iv) Liquidation. Adopt a plan or agreement of complete or partial liquidation or dissolution, scheme of arrangement, merger, amalgamation, consolidation, restructuring, recapitalization or other reorganization of AGM or any of its Subsidiaries (other than dormant Subsidiaries);

(v) Line of Business. Enter into a new line of business outside (i) the existing business of AGM or (ii) any business that is complementary to the existing business of AGM;

(vi) Nonrecognition Transaction. Take any action or cause any action to be taken (including any action otherwise permitted by this Section 5.01(b)) that would prevent, for U.S. federal income tax purposes, (i) the Mergers, taken together along with any Operating Group Unit Exchange, from qualifying as a transaction described in Section 351 of the Code, (ii) AHL’s Counsel from delivering the AHL Tax Opinion described in Section 6.03(d), or (iii) AGM’s Counsel from delivering the AGM Tax Opinion described in Section 6.02(d);

(vii) Acquisitions and Dispositions. Other than transactions solely between AGM and its Subsidiaries or solely between its Subsidiaries, make any acquisition or disposition (including by merger or amalgamation) of the capital stock or assets of any Person that would reasonably be expected to delay or impede the ability of the parties hereto to consummate the Transactions prior to the Walk-Away Date (including any extension thereof contemplated hereby); or

(viii) Related Actions. Authorize any of, or commit or agree, in writing or otherwise, to take any of, the foregoing actions.

(c) Nothing contained in this Agreement is intended to give AGM, directly or indirectly, the right to control or direct AHL’s or its Subsidiaries’ operations prior to AHL Effective Time, and nothing contained in this Agreement is intended to give AHL, directly or indirectly, the right to control or direct AGM’s or its Subsidiaries’ operations.

Section 5.02 No Solicitation by AHL; Change in Recommendation. (a) AHL shall, and shall cause each of its Subsidiaries and direct its other Representatives to, cease any solicitation, encouragement, discussions or negotiations with respect to a Takeover Proposal that are ongoing on or prior to the date of this Agreement and shall promptly request from each Person that has executed a confidentiality agreement with AHL within the two-year period prior to and ending on the date of this Agreement in connection with its consideration of making a Takeover Proposal (an “Existing Confidentiality Agreement”) that it promptly return or destroy (as provided in the terms of the applicable Existing Confidentiality Agreement) any non-public information concerning AHL or any of its Subsidiaries previously furnished or made available to such Person or any of its Representatives by or on behalf of AHL or its Representatives. AHL shall promptly inform its Representatives of AHL’s obligations under this Section 5.02 and any action taken by any Representative of AHL that, if taken by AHL, would constitute a breach of this Section 5.02, shall be deemed to be a breach of this Section 5.02 by AHL and AHL shall be liable for any such action. Upon becoming aware of any action by any Representative of AHL that would constitute a breach of this Section 5.02 if taken by AHL, AHL shall direct any such Representative to stop taking such action, directly or indirectly.

(b) Subject to Section 5.02(c), from the date of this Agreement until the earlier of the AHL Effective Time or the date, if any, on which this Agreement is terminated in accordance with Article VII, AHL (including, as applicable, the AHL Board) shall not, and shall cause each of its Subsidiaries and its and their Representatives not to, directly or indirectly:

(i) solicit, initiate, induce, knowingly facilitate or knowingly encourage (including by way of furnishing non-public information) the submission of any inquiries or requests for information regarding, or the making of any proposal or offer that constitutes or could reasonably be expected to lead to, a Takeover Proposal;

(ii) amend, waive or knowingly fail to enforce any standstill or confidentiality obligation of any Person under any Existing Confidentiality Agreement (other than AGM and its Subsidiaries);

(iii) engage in, continue or otherwise participate in any discussions or negotiations with, furnish or disclose any non-public information relating to AHL or any of its Subsidiaries to, or afford access to the business, properties, assets, books and records or personnel of AHL or any of its Subsidiaries to, any Person (other than AGM, Tango Holdings, AGM Merger Sub or AHL Merger Sub, or any of their respective Representatives), in connection with, or for the purpose of soliciting, initiating, inducting, facilitating or encouraging, a Takeover Proposal;

(iv) (A) withdraw, suspend or withhold the AHL Board Recommendation, (B) modify, qualify or amend the AHL Board Recommendation in any manner adverse to AGM, (C) fail to include the AHL Board Recommendation in the Joint Proxy Statement/Prospectus, (D) adopt, approve, endorse or recommend or otherwise declare advisable any Takeover Proposal or refrain from recommending in a Solicitation/Recommendation Statement on Schedule 14D-9 against any Takeover Proposal within ten (10) business days after the commencement of such Takeover Proposal or (E) fail to publicly reaffirm the AHL Board Recommendation within two (2) business days of a written request by AGM to make such public reaffirmation, provided that AHL shall not be obligated to make such a public reaffirmation more than (x) one (1) time in any ten (10) business day period with respect to a particular Takeover Proposal or public material amendment to such Takeover Proposal and (y) four (4) times in the aggregate (each of (A) through (E), an “Adverse Recommendation Change”); or

(v) enter into or publicly propose to enter into any letter of intent, agreement or agreement in principle with respect to, or that reasonably could be expected to lead to, a Takeover Proposal, other than an Acceptable Confidentiality Agreement.

(c) Notwithstanding anything to the contrary in this Agreement, from the date hereof until the date that the AHL Shareholder Approval has been obtained, in response to a bona fide written Takeover Proposal that was delivered to AHL after the date of this Agreement (or, in the case of Section 5.02(c)(iii), in response to an AHL Intervening Event) that did not result from any material breach of this Section 5.02, and subject to AHL’s compliance with the provisions of this Section 5.02 including (in the case of a Takeover Proposal) the execution and delivery of an Acceptable Confidentiality Agreement, the AHL Board may (1) contact any Person making such Takeover Proposal solely to the extent necessary to clarify the terms and conditions thereof and (2) take the actions set forth in this Section 5.02(c):

(i) participate in discussions or negotiations with the Person (and its Representatives) who has made such Takeover Proposal regarding such Takeover Proposal, if the AHL Board determines by resolution (A) in good faith, after consultation with its financial advisor and outside legal counsel, that such Takeover Proposal constitutes, or is reasonably likely to result in, a Superior Proposal and (B) after consultation with its outside legal counsel, that the failure to do so would be inconsistent with the fiduciary duties of the AHL Board under Bermuda Law;

(ii) furnish or disclose information relating to AHL or any of its Subsidiaries to the Person who has made such Takeover Proposal (and its Representatives), if the AHL Board determines by resolution (A) in good faith, after consultation with its financial advisor and outside legal counsel, that such Takeover Proposal constitutes, or is reasonably likely to result in, a Superior Proposal and (B) after consultation with its outside legal counsel, that the failure to take such action would be inconsistent with the fiduciary duties of the AHL Board under Bermuda Law, but only so long as AHL has caused such Person to enter into an Acceptable Confidentiality Agreement; provided that all such information has previously been provided to AGM; or

(iii) make an Adverse Recommendation Change if (A) in the case of a Takeover Proposal, the AHL Board determines by resolution (1) in good faith, after consultation with its financial advisor and outside legal counsel, that such Takeover Proposal constitutes a Superior Proposal and (2) after consultation with its outside legal counsel, that the failure to do so would be inconsistent with the fiduciary duties of the AHL Board under Bermuda Law; provided, however, that (y) the AHL Board shall not make such an Adverse Recommendation Change until after the fourth (4th) business day following AGM’s receipt of written notice (a “Notice of Superior Proposal”) from AHL advising AGM that the AHL Board intends to take such action and specifying the reasons therefor, including the terms and conditions of such Superior Proposal that is the basis of the proposed action by the AHL Board and copies of any Contracts that are proposed to be entered into with respect to such Superior Proposal (it being understood and agreed that any change to the financial or other terms and conditions of such Superior Proposal shall require a new Notice of Superior Proposal within twenty-four (24) hours of such change and a new two (2) business day period) and (z) during such period following AGM’s receipt of a Notice of Superior Proposal, in determining whether to make an Adverse Recommendation Change, (I) AHL shall have offered to negotiate with (and, if accepted, shall have, and shall have directed its Representatives to have, negotiated in good faith with) AGM and its Representatives with respect to any revisions to the terms and conditions of this Agreement proposed by AGM as would enable AHL to proceed with the Mergers and the other Transactions without making an Adverse Recommendation Change and (II) the AHL Board shall have determined, after considering the results of such negotiations and the revised proposals made by AGM, if any, after consultation with its financial advisor and outside legal counsel, that the Superior Proposal giving rise to such Notice of Superior Proposal continues to be a Superior Proposal; or (B) an AHL Intervening Event has occurred and the AHL Board determines by resolution, in good faith, after consultation with its outside legal counsel, that the failure to do so would be inconsistent with the fiduciary duties of the AHL Board under Bermuda Law; provided, however, that the AHL Board shall not make such an Adverse Recommendation Change until after (x) the fourth (4th) business day following AGM’s receipt of written notice from AHL advising AGM that the AHL Board intends to take such action, and specifying the reasons therefor and (y) during such period following AGM’s receipt of such notice, AHL shall have offered to negotiate with (and, if accepted, shall have, and shall have directed its Representatives to have, negotiated in good faith with) AGM and its Representatives with respect to any revisions to the terms and conditions of this Agreement proposed by AGM as would enable AHL to proceed with the Mergers and the other Transactions without making an Adverse Recommendation Change. Notwithstanding the foregoing, absent termination of this Agreement in accordance with its terms, nothing contained in this Agreement shall be deemed to relieve AHL of its obligation to submit to a vote of AHL’s shareholders the approval of this Agreement and the Statutory Merger Agreement, in order to obtain the AHL Shareholder Approval at the AHL Shareholders Meeting.

For the avoidance of doubt, the actions permitted by this Section 5.02(c) may be taken only in response to a bona fide written Takeover Proposal that was delivered to AHL after the date of this Agreement and that did not result from any material breach of this Section 5.02, or to an AHL Intervening Event, and not for any other reason.

(d) AHL shall notify AGM promptly in writing by email (and in no event later than twenty-four (24) hours after receipt by, or communication to, AHL, including the Board of Directors of AHL or the Special Committee, or the Representatives of any of the foregoing) of any Takeover Proposal or inquiry, indication, proposal, offer, information request, or any discussions or negotiations sought to be initiated or continued by any Person that are reasonably made in connection with, or could reasonably be expected to lead to, a Takeover Proposal. AHL shall provide AGM promptly with the name of such Person, the terms and conditions of such Takeover Proposal, inquiry, indication, proposal or offer, and provide to AGM promptly (and in no event later than twenty-four (24) hours after receipt by, or communication to or by, AHL, including the Board of Directors of AHL or the Special Committee, or the respective Representatives of any of the foregoing) unredacted copies of all substantive correspondence and all written documentation with respect thereto (and written summaries of any substantive oral communications) and any related substantive communications to or by AHL or its Representatives (including notifying AGM no later than twenty-four (24) hours after receipt by, or communication to or from, AHL or its Representatives of any changes or other action with respect thereto), including written summaries of any substantive oral communications. AHL shall keep AGM reasonably informed on a prompt basis of the status of any such Takeover Proposal, inquiry, indication, proposal or offer (including any amendments to the terms thereof, and any determinations made, or actions taken, pursuant to Section 5.02(c), including the status of any discussions or negotiations and any change in AHL’s intentions as previously notified).

(e) Notwithstanding anything to the contrary in this Agreement, AHL Board shall be permitted to (i) disclose to the shareholders of AHL a position contemplated by Rule 14e-2(a), Rule 14d-9 or Item 1012(a) of Regulation M-A under the Exchange Act and (ii) make such other public disclosure if it determines, after consultation with outside legal counsel, that the failure to do so would be inconsistent with the fiduciary duties of the AHL Board under Bermuda Law; it being understood, however, that this Section 5.02(e) shall not be deemed to permit the AHL Board to make an Adverse Recommendation Change or take any of the actions referred to in clause (iii) of Section 5.02(c) except, in each case, to the extent expressly permitted by Section 5.02(c). Any public disclosure by AHL or the AHL Board or any committee thereof (including the Special Committee) relating to a Takeover Proposal shall be deemed to be an Adverse Recommendation Change by the AHL Board, unless the AHL Board reaffirms the AHL Board Recommendation in such disclosure.

(f) Notwithstanding anything to the contrary in this Agreement, the Board of Directors of AGM shall be permitted to (i) disclose to the stockholders of AGM a position contemplated by Rule 14e-2(a), Rule 14d-9 or Item 1012(a) of Regulation M-A under the Exchange Act and (ii) make such other public disclosure if it determines, after consultation with outside legal counsel, that the failure to do so would be inconsistent with the fiduciary duties of the Board of Directors of AGM under Delaware Law; it being understood, however, that this Section 5.02(f) shall not be deemed to permit the Board of Directors of AGM to make a AGM Adverse Recommendation Change or take any of the actions referred to in Section 5.03(b) except, in each case, to the extent expressly permitted by Section 5.03(c). Any public disclosure by AGM or the Board of Directors of AGM or any committee thereof relating to a AGM Takeover Proposal shall be deemed to be a AGM Adverse Recommendation Change by the Board of Directors of AGM, unless the Board of Directors of AGM reaffirms the AGM Board Recommendation in such disclosure.

Section 5.03 Preparation of Joint Proxy/Prospectus; Shareholders Meetings. (a) AHL, AGM and Tango Holdings shall cooperate in preparing and shall cause to be filed with the SEC a mutually acceptable joint proxy statement/prospectus relating to the matters to be submitted to the shareholders of AHL at the AHL Shareholders Meeting and to the stockholders of AGM at the AGM Stockholders Meeting (such joint proxy statement/prospectus, including any amendments or supplements thereto, the “Joint Proxy Statement/Prospectus”). AGM and Tango Holdings shall prepare, together with AHL, and file the Registration Statement (of which the Joint Proxy Statement/Prospectus shall form a part) with respect to the issuance of AGM Shares in connection with the Transactions. Each of AHL, AGM and Tango Holdings shall take all actions reasonably necessary to prepare and file the Joint Proxy Statement/Prospectus and the Registration Statement as promptly as reasonably practicable following the date of this Agreement. In addition, each of AHL and AGM shall:

(i) use reasonable best efforts to respond to comments received from the SEC on the Joint Proxy Statement/Prospectus and to have the Registration Statement declared effective by the SEC, to keep the Registration Statement effective as long as is necessary to consummate the Transactions, and to mail the Joint Proxy Statement/Prospectus to their respective shareholders as promptly as reasonably practicable after the Registration Statement being declared effective. AHL and AGM shall, as promptly as reasonably practicable after receipt thereof, provide the other party with copies of any written comments and advise the other party of any oral comments with respect to the Joint Proxy Statement/Prospectus or the Registration Statement received from the SEC on or after the date of this Agreement;

(ii) cooperate and provide the other party with a reasonable opportunity to review and comment on any amendment or supplement to the Joint Proxy Statement/Prospectus and the Registration Statement prior to filing such with the SEC with respect to the filings made on or after the date of this Agreement, and each party will provide the other party with a copy of all such filings made with the SEC. None of the information supplied or to be supplied by AGM or AHL for inclusion or incorporation by reference in the (A) Registration Statement will, at the time the Registration Statement is filed with the SEC and at the time it becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading, and (B) Joint Proxy Statement/Prospectus will, at the date of mailing to shareholders and filing with the SEC, respectively, and at the times of the meetings of shareholders to be held in connection with the Transactions, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading; provided, that, in each case of (A) and (B), neither party shall be responsible or liable for any statements made or incorporated by reference therein based on information supplied by the other party for inclusion or incorporation by reference therein;

(iii) cause the Joint Proxy Statement/Prospectus and the Registration Statement to comply as to form in all material respects with the requirements of the Exchange Act and the Securities Act, as the case may be, and the rules and regulations of the SEC thereunder, except that no representation or warranty shall be made by either such party with respect to statements made or incorporated by reference therein based on information supplied by the other party for inclusion or incorporation by reference in the Joint Proxy Statement/Prospectus or the Registration Statement;

(iv) use reasonable best efforts to take any action required to be taken under any applicable securities Laws in connection with the Mergers, and each party shall furnish all information concerning it and the holders of its share capital or capital stock as may be reasonably requested in connection with any such action;

(v) advise the other party, promptly after it receives notice thereof, of the time when the Registration Statement has become effective, the issuance of any stop order, the suspension of the qualification of the AGM Shares issuable in connection with the Transactions for offering or sale in any jurisdiction, or any request by the SEC for amendment of the Joint Proxy Statement/Prospectus or the Registration Statement; and

(vi) promptly notify the other party if at any time prior to the AHL Effective Time it discovers any information relating to either of the parties, or their respective Affiliates, officers or directors, which should be set forth in an amendment or supplement to either the Joint Proxy Statement/Prospectus or the Registration Statement so that such documents would not include any misstatement of a material fact or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, and an appropriate amendment or supplement describing such information shall be promptly filed with the SEC and disseminated to the stockholders of AGM and the shareholders of AHL, to the extent required by Law.

(b) AGM shall take all action necessary to call, give notice of, convene and hold a meeting of its shareholders as promptly as practicable for the purpose of obtaining the AGM Stockholder Approval (the “AGM Stockholders Meeting”). Subject to Section 5.03(c), (i) AGM shall use its reasonable best efforts to solicit and secure the AGM Stockholder Approval in accordance with applicable legal requirements and (ii) the Board of Directors of AGM shall include the AGM Board Recommendation in the Joint Proxy Statement/Prospectus. Subject to Section 5.03(c), from the date of this Agreement until the earlier of the AHL Effective Time or the date, if any, on which this Agreement is terminated in accordance with Article VII, the Board of Directors of AGM shall not (A) withdraw or withhold the AGM Board Recommendation, (B) modify, qualify or amend the AGM Board Recommendation in any manner adverse to AHL, (C) fail to include the AGM Board Recommendation in the Joint Proxy Statement/Prospectus, (D) approve, endorse or recommend any AGM Takeover Proposal or refrain from recommending against any AGM Takeover Proposal that is a tender offer or exchange offer within ten (10) business days after the commencement of such tender offer or exchange offer or (E) fail to publicly reaffirm the AGM Board Recommendation within five (5) business days of a written request by AHL to make such public reaffirmation following the receipt by AGM of a public AGM Takeover Proposal (other than in the case of a AGM Takeover Proposal in the form of a tender offer or exchange offer) that has not been withdrawn (each, a “AGM Adverse Recommendation Change”). Notwithstanding the foregoing, nothing contained in this Agreement shall be deemed to relieve AGM of its obligation to submit to a vote of AGM’s stockholders the approval of the Transactions, in order to obtain the AGM Stockholder Approval at the AGM Stockholders Meeting.

(c) Notwithstanding anything in the foregoing to the contrary, the Board of Directors of AGM shall be permitted to, at any time prior to obtaining the AGM Stockholder Approval, make a AGM Adverse Recommendation Change if (and only if) a AGM Intervening Event has occurred and the Board of Directors of AGM determines, after consultation with its outside legal counsel, that the failure to do so would be inconsistent with the fiduciary duties of the Board of Directors of AGM under Delaware Law; provided, however, that the Board of Directors of AGM shall not make such a AGM Adverse Recommendation Change until after the fourth (4th) business day following AHL’s receipt of written notice from AGM advising AHL that the Board of Directors of AGM intends to take such action, and specifying the reasons therefor.

(d) AHL shall take all action necessary to call, give notice of, convene and hold a meeting of its shareholders as promptly as practicable for the purpose of obtaining the AHL Shareholder Approval (the “AHL Shareholders Meeting”). Subject to Section 5.02(c)(iii), (i) AHL shall use its reasonable best efforts to solicit and secure the AHL Shareholder Approval in accordance with applicable legal requirements and (ii) the AHL Board shall include the AHL Board Recommendation in the Joint Proxy Statement/Prospectus.

(e) AHL shall implement the voting cutback provisions of Section 4.3 of the AHL Bye-Laws consistent with past practice in connection with the determination of the AHL Shareholder Approval.

(f) Notwithstanding anything to the contrary contained in this Agreement, AHL or AGM may adjourn, recess, reconvene or postpone the AHL Shareholders Meeting or AGM Stockholders Meeting, as applicable, (i) after consultation with the other party, to the extent necessary to ensure that any required supplement or amendment to the Joint Proxy Statement/Prospectus is provided to the shareholders of such party within a reasonable amount of time in advance of the AHL Shareholders Meeting or the AGM Stockholders Meeting, as applicable, or (ii) after consultation with the other party, if as of the time for which the AHL Shareholders Meeting or AGM Stockholders Meeting is originally scheduled (as set forth in the Joint Proxy Statement/Prospectus) there are insufficient AHL Shares or AGM Shares, as applicable, present (either in person or by proxy) to constitute a quorum necessary to conduct the business of the such meeting.

(g) AGM and AHL shall coordinate and each shall use its commercially reasonable efforts to cause the AGM Stockholders Meeting and the AHL Shareholders Meeting to be held on the same date.

(h) If AGM and AHL agree that AGM shall file a proxy statement for the AGM Stockholders Meeting and AGM and AHL shall file a combined proxy statement/prospectus for AHL Shareholders Meeting rather than the Joint Proxy Statement/Prospectus, each of the references in this Agreement to the Joint Proxy Statement/Prospectus shall refer to the proxy statement for the AGM Stockholders Meeting and the combined proxy statement/prospectus for AHL Shareholders Meeting with all necessary changes being made, mutatis mutandis.

Section 5.04 Reasonable Best Efforts. (a) Subject to the terms and conditions of this Agreement, each of the parties hereto shall cooperate with the other parties and use (and shall cause their respective Subsidiaries to use) their respective reasonable best efforts (and in the case of AGM, use reasonable best efforts to cause the Control Persons) (unless, with respect to any action, another standard of performance is expressly provided for herein) to as promptly as reasonably practicable (i) take, or cause to be taken, all actions, and do, or cause to be done, and assist and cooperate with the other parties hereto in doing, all things necessary, proper or advisable to cause the conditions to Closing to be satisfied as promptly as reasonably practicable and to consummate and make effective, in the most expeditious manner reasonably practicable, the Transactions, including (A) taking all such actions contemplated by the terms of the Statutory Merger Agreement, (B) otherwise preparing and filing promptly all documentation to effect all necessary filings, notices, petitions, statements, registrations, submissions of information, applications and other documents and (C) executing and delivering any additional instruments necessary to consummate the Transactions, (ii) take, or cause to be taken, all actions, and do, or cause to be done, and assist and cooperate with the other parties hereto in doing, all things necessary, proper or advisable to obtain all approvals, consents, registrations, waivers, permits, authorizations, orders and other confirmations from any Governmental Authority or third party necessary, proper or advisable to consummate the Transactions, including the Required Regulatory Approvals, (iii) take all steps that are necessary, proper or advisable to avoid any Actions by any Governmental Authorities with respect to this Agreement or the Transactions and (iv) defend or contest in good faith any Action by any third party (excluding any Governmental Authority), whether judicial or administrative, challenging this Agreement or that would otherwise prevent or materially delay the consummation of the Transactions. For the avoidance of doubt, the efforts required by this Section 5.04 shall not require, or be construed to require, any Specified Party, Fund or Portfolio Company to agree to (A) sell, hold separate, divest, discontinue or limit, before or after the Closing Date, any assets, businesses or interest in any of their respective assets or businesses, or (B) any conditions relating to, or changes or restriction in, the operations of any such assets or businesses; provided that the inclusion of a reference to any action in this sentence shall not imply that reasonable best efforts would require a party to take any such action. Notwithstanding anything contained herein to the contrary, nothing in this Agreement shall require AGM or its Affiliates to take any action which would have a non-de minimis adverse economic impact on the compensation arrangements between AGM or its Affiliates, on the one hand, and AHL or its Affiliates, on the other hand.

(b) Subject to the terms and conditions of this Agreement, AHL and AGM shall each use its reasonable best efforts to (i) take all action necessary to ensure that no Takeover Law is or becomes applicable to any of the Transactions and refrain from taking any actions that would cause the applicability of such Laws and (ii) if the restrictions of any Takeover Law become applicable to any of the Transactions, take all action necessary to ensure that the Transactions may be consummated as promptly as practicable on the terms contemplated by this Agreement and otherwise lawfully minimize the effect of such Takeover Law on the Transactions.

(c) Without limiting the general applicability of Section 5.04(a), each of AHL, AGM and Tango Holdings shall, in consultation and cooperation with the other and as promptly as practicable following the date of this Agreement, file (i) with the United States Federal Trade Commission and the Antitrust Division of the United States Department of Justice the notification and report form, if any, required under the HSR Act with respect to the Transactions, (ii) all appropriate documents, forms, filings or submissions required under any non-U.S. Antitrust Laws and (iii) with applicable Governmental Authorities, all documents, forms, filings or other submissions required under applicable Laws with respect to the Transactions. Any such filings shall be in material compliance with the requirements of applicable Law.

(d) Each of the parties shall, in connection with the efforts referenced in Section 5.04(a), (i) furnish to the other party such necessary information and reasonable assistance as the other party may request in connection with its preparation of any documents, forms, filings or submissions contemplated by Section 5.04(c), (ii) give the other party reasonable prior notice of any such filings or submissions and, to the extent reasonably practicable, of any communication with, and any inquiries or requests for additional information from, any Governmental Authority regarding the Transactions, and permit the other party to review and discuss in advance, and consider in good faith the views of, and secure the participation of, the other party in connection with, any such filings, submissions, communications, inquiries or requests, (iii) unless prohibited by applicable Law or by the applicable Governmental Authority, and to the extent reasonably practicable, (A) not participate in or attend any meeting, or engage in any substantive conversation, with any Governmental Authority in respect of the Transactions without the other party, (B) give the other party reasonable prior notice of any such meeting or substantive conversation, (C) in the event one party is prohibited by applicable Law or by the applicable Governmental Authority from participating in or attending any such meeting or engaging in any such substantive conversation, to the extent permitted by applicable Law or such Governmental Authority, keep such party apprised with respect thereto, (D) cooperate in the filing of any substantive memoranda, white papers, filings, correspondence or other written communications explaining or defending this Agreement or any of the Transactions, articulating any regulatory or competitive argument or responding to requests or objections made by any Governmental Authority and (E) furnish the other party with copies of all substantive filings, submissions, correspondence and communications (and memoranda setting forth the substance thereof) between it and its Affiliates and their respective Representatives, on the one hand, and any Governmental Authority or members of any Governmental Authority’s staff, on the other hand, with respect to this Agreement and the Transactions (excluding any personally sensitive information) and (iv) comply with any inquiry or request from any Governmental Authority as promptly as reasonably practicable, with respect to this Agreement and the Transactions. The parties agree not to extend, directly or indirectly, any waiting period under any applicable Antitrust Law or enter into any agreement with a Governmental Authority to delay in any material respect or not to consummate the Mergers or any of the other Transactions, except with the prior written consent of the other parties hereto, which shall not be unreasonably withheld, conditioned or delayed in the context of seeking such a delay.

(e) Subject to the last sentence of this Section 5.04(e), AGM and AHL shall jointly develop, and each of the parties shall consult and cooperate with one another, and consider in good faith the views of one another, with respect to (i) the strategy, timing and form for obtaining any necessary approval of, for responding to any request from, inquiry or investigation by, or execution of any remedy required by, any Governmental Authority that has authority to enforce any Law related to any Required Regulatory Approvals (including directing the timing, nature and substance of all such responses, including any analyses, appearances, presentations, memoranda, briefs, arguments, opinions and proposals made or submitted by or on behalf of any party hereto in connection with the subject matter of this Section 5.04), and (ii) the defense and settlement of any action brought by or before any Governmental Authority that has authority to enforce any Law related to any Required Regulatory Approvals; provided, however, that in the event of any disagreement between the parties with respect to the matters described in the foregoing clause (i) or (ii), the General Counsel of AGM and the General Counsel of AHL shall seek to resolve such disagreement reasonably and in good faith; provided, that if the General Counsels of the parties cannot resolve any such disagreement, the Chief Financial Officer of AGM and the Chief Financial Officer of AHL shall seek to resolve such disagreement reasonably and in good faith; provided, further, that if the Chief Financial Officers of the parties cannot resolve any such disagreement, the Chief Executive Officer of AGM and the Chief Executive Officer of AHL shall seek to resolve such disagreement reasonably and in good faith; provided, further, that if the Chief Executive Officers of the parties cannot resolve any such disagreement, the determination of the Chief Executive Officer of AGM shall prevail.

Section 5.05 Public Announcements; Other Communications. AGM and AHL shall consult with each other before issuing, and give each other the reasonable opportunity to review and comment upon, any press release or other public statements with respect to the Transactions, and shall not issue any such press release or make any such public statement prior to such consultation, except as may be required by applicable Law, court process or the rules and regulations of any national securities exchange or national securities quotation system and except (a) for any matters referred to in Section 5.02 with respect to AHL and (b) for any matters referred to in Section 5.03 with respect to AGM. The parties hereto agree that the initial press release to be issued with respect to the Transactions following execution of this Agreement shall be in the form heretofore agreed to by the parties hereto. Notwithstanding the foregoing, the parties shall have no consultation or other obligation pursuant to this Section 5.05 with respect to any press release or other public statements related to any actual or contemplated litigation between or among the parties to this Agreement. AHL will consult with AGM prior to making any substantive internal announcements or other substantive communications to its employees or other constituents with respect to this Agreement or the Transactions and will give good faith consideration to reasonable comments proposed by AGM. Notwithstanding the foregoing, AGM may make any oral or written public announcements, releases or statements without complying with the foregoing requirements if the substance of such announcements, releases or statements, was publicly disclosed and previously subject to the foregoing requirements.

Section 5.06 Access to Information; Confidentiality. (a) Subject to applicable Law, upon reasonable notice, AHL shall afford to AGM and AGM’s Representatives reasonable access during normal business hours to AHL’s officers, employees, agents, properties, books, Contracts and records and AHL shall furnish promptly to AGM and AGM’s Representatives such information concerning its business, personnel, assets, liabilities and properties as AGM may reasonably request; provided that AGM and its Representatives shall conduct any such activities in such a manner as not to interfere unreasonably with the business or operations of AHL; provided further, however, that AHL shall not be obligated to provide such access or information if AHL determines, in its reasonable judgment, that doing so would violate applicable Law or a Contract or obligation of confidentiality owing to a third party, waive the protection of an attorney-client privilege or other legal privilege or expose AHL to risk of liability for disclosure of sensitive or personal information. Without limiting the foregoing, in the event that AHL does not provide access or information in reliance on the immediately preceding sentence, it shall provide notice to AGM that it is withholding such access or information and shall use its reasonable best efforts to communicate, to the extent feasible, the applicable information in a way that would not violate the applicable Law, Contract or obligation or risk waiver of such privilege. All requests for information made pursuant to this Section 5.06 shall be directed to the Person designated by AHL. Until the AHL Effective Time, the information provided will be subject to the terms of the Confidentiality Agreement dated as of December 7, 2016 by and among AHL, Athene Asset Management L.P. (now known as Apollo Insurance Solutions Group L.P.), Apollo Management Holdings, L.P. and AP Alternative Assets, L.P. (as may in the future be amended from time to time, the “Confidentiality Agreement”).

(b) Subject to applicable Law, upon reasonable notice, AGM shall afford to AHL and AHL’s Representatives reasonable access during normal business hours to AGM’s officers, employees, agents, properties, books, Contracts and records and AGM shall furnish promptly to AHL and AHL’s Representatives such information concerning its business, personnel, assets, liabilities and properties as AHL may reasonably request; provided that AHL and its Representatives shall conduct any such activities in such a manner as not to interfere unreasonably with the business or operations of AGM; provided further, however, that AGM shall not be obligated to provide such access or information if AGM determines, in its reasonable judgment, that doing so would violate applicable Law or a Contract or obligation of confidentiality owing to a third party, waive the protection of an attorney-client privilege or other legal privilege or expose AGM to risk of liability for disclosure of sensitive or personal information. Without limiting the foregoing, in the event that AGM does not provide access or information in reliance on the immediately preceding sentence, it shall provide notice to AHL that it is withholding such access or information and shall use its reasonable best efforts to communicate, to the extent feasible, the applicable information in a way that would not violate the applicable Law, Contract or obligation or risk waiver of such privilege. All requests for information made pursuant to this Section 5.06 shall be directed to the Person designated by AGM. Until the AHL Effective Time, the information provided will be subject to the terms of the Confidentiality Agreement.

(c) No party hereto shall be deemed to violate any of its obligations under the Confidentiality Agreement as a result of performing any of its obligations under this Agreement.

Section 5.07 AHL Indemnification and Insurance. (a) From and after the AHL Effective Time, AHL Surviving Entity shall, and Tango Holdings shall cause AHL Surviving Entity to, (i) indemnify and hold harmless each individual who at the AHL Effective Time is, or at any time prior to the AHL Effective Time was, a director or officer of AHL or a Subsidiary of AHL (each, a “AHL Indemnitee” and, collectively, the “AHL Indemnitees”) with respect to all claims, liabilities, losses, damages, judgments, fines, penalties, costs (including amounts paid in settlement or compromise) and expenses (including fees and expenses of legal counsel) in connection with any Action (whether civil, criminal, administrative or investigative), whenever asserted, based on or arising out of, in whole or in part, (A) the fact that an AHL Indemnitee was a director or officer of AHL or such Subsidiary or (B) acts or omissions by an AHL Indemnitee in the AHL Indemnitee’s capacity as a director, officer, employee or agent of AHL or such Subsidiary or taken at the request of AHL or such Subsidiary (including in connection with serving at the request of AHL or such Subsidiary as a director, officer, employee, agent, trustee or fiduciary of another Person (including any employee benefit plan)), in each case under clause (A) or (B), at, or at any time prior to, the AHL Effective Time (including any Action relating in whole or in part to the Transactions or relating to the enforcement of this provision or any other indemnification or advancement right of any AHL Indemnitee), to the fullest extent permitted under applicable Law; provided that no AHL Indemnitee shall be indemnified against any liability which by virtue of any rule of law attaches to such AHL Indemnitee in respect of any fraud or dishonesty of which such AHL Indemnitee may be guilty in relation to AHL, and (ii) assume all obligations of AHL and such Subsidiaries to the AHL Indemnitees in respect of indemnification and exculpation from liabilities for acts or omissions occurring at or prior to the AHL Effective Time as provided in AHL Organizational Documents and the organizational documents of such Subsidiaries as in effect on the date of this Agreement or in any agreement in existence as of the date of this Agreement providing for indemnification between AHL and any AHL Indemnitee. Without limiting the foregoing, Tango Holdings, from and after the AHL Effective Time, shall cause, unless otherwise required by Law, the memorandum of association and bye-laws of AHL Surviving Entity to contain provisions no less favorable to the AHL Indemnitees with respect to limitation of liabilities of directors and officers and indemnification than are set forth as of the date of this Agreement in AHL Organizational Documents, which provisions shall not be amended, repealed or otherwise modified in a manner that would adversely affect the rights thereunder of the AHL Indemnitees. In addition, from the AHL Effective Time, Tango Holdings shall cause AHL Surviving Entity to advance any expenses (including fees and expenses of legal counsel) of any AHL Indemnitee under this Section 5.07 (including in connection with enforcing the indemnity and other obligations referred to in this Section 5.07) as incurred to the fullest extent permitted under applicable Law; provided that the individual to whom expenses are advanced provides an undertaking to repay such advances if it shall be determined that such person is not entitled to be indemnified pursuant to this Section 5.07(a).

(b) None of Tango Holdings or AHL Surviving Entity shall settle, compromise or consent to the entry of any judgment in any threatened or actual litigation, claim or proceeding relating to any acts or omissions covered under this Section 5.07 (each, a “AHL Claim”) for which indemnification has been sought by an AHL Indemnitee hereunder, unless such settlement, compromise or consent includes an unconditional release of such AHL Indemnitee from all liability arising out of such AHL Claim or such AHL Indemnitee otherwise consents in writing to such settlement, compromise or consent. Each of Tango Holdings, AHL Surviving Entity and the AHL Indemnitees shall cooperate in the defense of any AHL Claim and shall provide access to properties and individuals as reasonably requested and furnish or cause to be furnished records, information and testimony, and attend such conferences, discovery proceedings, hearings, trials or appeals, as may be reasonably requested in connection therewith.

(c) For the six-year period commencing immediately after the AHL Effective Time, AHL Surviving Entity shall maintain in effect AHL’s current directors’ and officers’ liability insurance covering acts or omissions occurring at or prior to the AHL Effective Time with respect to those individuals who are currently (and any additional individuals who prior to the AHL Effective Time become) covered by AHL’s directors’ and officers’ liability insurance policies on terms and scope with respect to such coverage, and in amount, no less favorable to such individuals than those of such policy in effect on the date of this Agreement (or Tango Holdings may substitute therefor policies, issued by reputable insurers, of at least the same coverage with respect to matters existing or occurring prior to the AHL Effective Time, including a “tail” policy); provided, however, that, if the annual premium for such insurance shall exceed 300% of the current annual premium (such 300% threshold, the “AHL Maximum Premium”), then Tango Holdings shall provide or cause to be provided a policy for the applicable individuals with the best coverage as shall then be available at an annual premium not in excess of the AHL Maximum Premium. AHL may in consultation with AGM, and at the request of AGM shall, prior to the AHL Effective Time, purchase, for an aggregate amount not to exceed the aggregate AHL Maximum Premium for six years, a six-year prepaid “tail” policy on terms and conditions providing at least substantially equivalent benefits as the current policies of directors’ and officers’ liability insurance maintained by AHL and its Subsidiaries with respect to matters existing or occurring prior to the AHL Effective Time, covering without limitation the Transactions. If such prepaid “tail” policy has been obtained by AHL, it shall be deemed to satisfy all obligations to obtain insurance pursuant to this Section 5.07(c) and AHL Surviving Entity shall use its reasonable best efforts to cause such policy to be maintained in full force and effect, for its full term, and to honor all of its obligations thereunder.

(d) The provisions of this Section 5.07 are (i) intended to be for the benefit of, and shall be enforceable by, each AHL Indemnitee, his or her heirs and his or her representatives and (ii) in addition to, and not in substitution for, any other rights to indemnification or contribution that any such individual may have under AHL Organizational Documents, by contract or otherwise. The obligations of Tango Holdings and AHL Surviving Entity under this Section 5.07 shall not be terminated or modified in such a manner as to adversely affect the rights of any AHL Indemnitee to whom this Section 5.07 applies unless (A) such termination or modification is required by applicable Law or (B) the affected AHL Indemnitee shall have consented in writing to such termination or modification (it being expressly agreed that the AHL Indemnitees to whom this Section 5.07 applies shall be third-party beneficiaries of this Section 5.07).

(e) In the event that AGM, AHL Surviving Entity or any of their respective successors or assigns (i) consolidates or amalgamates with or merges into any other Person and is not the continuing or surviving company or entity of such consolidation, amalgamation or merger or (ii) transfers or conveys all or substantially all of its properties and assets to any Person, then, and in each such case, proper provision shall be made so that the successors and assigns of Tango Holdings or AHL Surviving Entity shall assume all of the obligations thereof set forth in this Section 5.07.

(f) Nothing in this Agreement is intended to, shall be construed to or shall release, waive or impair any rights to directors’ and officers’ insurance claims under any policy that is or has been in existence with respect to AHL or any of its Subsidiaries for any of their respective directors, officers or other employees, it being understood and agreed that the indemnification provided for in this Section 5.07 is not prior to or in substitution for any such claims under such policies.

Section 5.08 AGM Indemnification and Insurance. (a) From and after the AGM Effective Time, AGM Surviving Entity shall, and Tango Holdings shall cause AGM Surviving Entity to, (i) indemnify and hold harmless each individual who at the AGM Effective Time is, or at any time prior to the AGM Effective Time was, a director or officer of AGM or a Subsidiary of AGM (each, a “AGM Indemnitee” and, collectively, the “AGM Indemnitees”) with respect to all claims, liabilities, losses, damages, judgments, fines, penalties, costs (including amounts paid in settlement or compromise) and expenses (including fees and expenses of legal counsel) in connection with any Action (whether civil, criminal, administrative or investigative), whenever asserted, based on or arising out of, in whole or in part, (A) the fact that a AGM Indemnitee was a director or officer of AGM or such Subsidiary or (B) acts or omissions by a AGM Indemnitee in the AGM Indemnitee’s capacity as a director, officer, employee or agent of AGM or such Subsidiary or taken at the request of AGM or such Subsidiary (including in connection with serving at the request of AGM or such Subsidiary as a director, officer, employee, agent, trustee or fiduciary of another Person (including any employee benefit plan)), in each case under clause (A) or (B), at, or at any time prior to, the AGM Effective Time (including any Action relating in whole or in part to the Transactions or relating to the enforcement of this provision or any other indemnification or advancement right of any AGM Indemnitee), to the fullest extent permitted under applicable Law; provided that no AGM Indemnitee shall be indemnified against any liability which by virtue of any rule of law attaches to such AGM Indemnitee in respect of any fraud or dishonesty of which such AGM Indemnitee may be guilty in relation to AGM, and (ii) assume all obligations of AGM and such Subsidiaries to the AGM Indemnitees in respect of indemnification and exculpation from liabilities for acts or omissions occurring at or prior to the AGM Effective Time as provided in the AGM Organizational Documents and the organizational documents of such Subsidiaries as in effect on the date of this Agreement or in any agreement in existence as of the date of this Agreement providing for indemnification between AGM and any AGM Indemnitee. Without limiting the foregoing, Tango Holdings, from and after the AGM Effective Time, shall cause, unless otherwise required by Law, the memorandum of association and bye-laws of AGM Surviving Entity to contain provisions no less favorable to the AGM Indemnitees with respect to limitation of liabilities of directors and officers and indemnification than are set forth as of the date of this Agreement in the AGM Organizational Documents, which provisions shall not be amended, repealed or otherwise modified in a manner that would adversely affect the rights thereunder of the AGM Indemnitees. In addition, from the AGM Effective Time, Tango Holdings shall cause AGM Surviving Entity to advance any expenses (including fees and expenses of legal counsel) of any AGM Indemnitee under this Section 5.08 (including in connection with enforcing the indemnity and other obligations referred to in this Section 5.08) as incurred to the fullest extent permitted under applicable Law; provided that the individual to whom expenses are advanced provides an undertaking to repay such advances if it shall be determined that such person is not entitled to be indemnified pursuant to this Section 5.08(a).

(b) None of Tango Holdings or AGM Surviving Entity shall settle, compromise or consent to the entry of any judgment in any threatened or actual litigation, claim or proceeding relating to any acts or omissions covered under this Section 5.08 (each, a “AGM Claim”) for which indemnification has been sought by a AGM Indemnitee hereunder, unless such settlement, compromise or consent includes an unconditional release of such AGM Indemnitee from all liability arising out of such AGM Claim or such AGM Indemnitee otherwise consents in writing to such settlement, compromise or consent. Each of Tango Holdings, AGM Surviving Entity and the AGM Indemnitees shall cooperate in the defense of any AGM Claim and shall provide access to properties and individuals as reasonably requested and furnish or cause to be furnished records, information and testimony, and attend such conferences, discovery proceedings, hearings, trials or appeals, as may be reasonably requested in connection therewith.

(c) For the six-year period commencing immediately after the AGM Effective Time, AGM Surviving Entity shall maintain in effect AGM’s current directors’ and officers’ liability insurance covering acts or omissions occurring at or prior to the AGM Effective Time with respect to those individuals who are currently (and any additional individuals who prior to the AGM Effective Time become) covered by AGM’s directors’ and officers’ liability insurance policies on terms and scope with respect to such coverage, and in amount, no less favorable to such individuals than those of such policy in effect on the date of this Agreement (or Tango

Holdings may substitute therefor policies, issued by reputable insurers, of at least the same coverage with respect to matters existing or occurring prior to the AGM Effective Time, including a “tail” policy); provided, however, that, if the annual premium for such insurance shall exceed 300% of the current annual premium (such 300% threshold, the “AGM Maximum Premium”), then Tango Holdings shall provide or cause to be provided a policy for the applicable individuals with the best coverage as shall then be available at an annual premium not in excess of the AGM Maximum Premium. AGM may in consultation with AHL, and at the request of AHL shall, prior to the AGM Effective Time, purchase, for an aggregate amount not to exceed the aggregate AGM Maximum Premium for six years, a six-year prepaid “tail” policy on terms and conditions providing at least substantially equivalent benefits as the current policies of directors’ and officers’ liability insurance maintained by AGM and its Subsidiaries with respect to matters existing or occurring prior to the AGM Effective Time, covering without limitation the Transactions. If such prepaid “tail” policy has been obtained by AGM, it shall be deemed to satisfy all obligations to obtain insurance pursuant to this Section 5.08(c) and AGM Surviving Entity shall use its reasonable best efforts to cause such policy to be maintained in full force and effect, for its full term, and to honor all of its obligations thereunder.

(d) The provisions of this Section 5.08 are (i) intended to be for the benefit of, and shall be enforceable by, each AGM Indemnitee, his or her heirs and his or her representatives and (ii) in addition to, and not in substitution for, any other rights to indemnification or contribution that any such individual may have under the AGM Organizational Documents, by contract or otherwise. The obligations of Tango Holdings and AGM Surviving Entity under this Section 5.08 shall not be terminated or modified in such a manner as to adversely affect the rights of any AGM Indemnitee to whom this Section 5.08 applies unless (A) such termination or modification is required by applicable Law or (B) the affected AGM Indemnitee shall have consented in writing to such termination or modification (it being expressly agreed that the AGM Indemnitees to whom this Section 5.08 applies shall be third-party beneficiaries of this Section 5.08).

(e) In the event that AHL, AGM Surviving Entity or any of their respective successors or assigns (i) consolidates or amalgamates with or merges into any other Person and is not the continuing or surviving company or entity of such consolidation, amalgamation or merger or (ii) transfers or conveys all or substantially all of its properties and assets to any Person, then, and in each such case, proper provision shall be made so that the successors and assigns of Tango Holdings or AGM Surviving Entity shall assume all of the obligations thereof set forth in this Section 5.08.

(f) Nothing in this Agreement is intended to, shall be construed to or shall release, waive or impair any rights to directors’ and officers’ insurance claims under any policy that is or has been in existence with respect to AGM or any of its Subsidiaries for any of their respective directors, officers or other employees, it being understood and agreed that the indemnification provided for in this Section 5.08 is not prior to or in substitution for any such claims under such policies.

Section 5.09 Rule 16b-3. Prior to the AHL Effective Time, AHL shall be permitted to take such steps as may be reasonably necessary or advisable to cause dispositions of AHL equity securities (including derivative securities) pursuant to the Transactions by each individual who is a director or officer of AHL subject to Section 16 of the Exchange Act to be exempt under Rule 16b-3 promulgated under the Exchange Act. Prior to the AGM Effective Time, AGM shall be permitted to take such steps as may be reasonably necessary or advisable to cause dispositions of AGM equity securities (including derivative securities) pursuant to the Transactions by each individual who is a director or officer of AGM subject to Section 16 of the Exchange Act to be exempt under Rule 16b-3 promulgated under the Exchange Act.

Section 5.10 Employee Matters. (a) Subject to applicable Law, for a period of one (1) year following the AHL Effective Time or such shorter period as an AHL Employee remains an employee of AHL Surviving Entity or its Subsidiaries following the AHL Effective Time (the “Continuation Period”), Tango Holdings shall provide, or shall cause AHL Surviving Entity (or in the case of a transfer of all or substantially all the assets and business of AHL Surviving Entity, its successors and assigns) to provide, to each individual who is employed by AHL or any of its Subsidiaries immediately prior to the AHL Effective Time (each, an “AHL Employee”), an annual rate of base salary and total direct target compensation opportunity (base salary plus target annual incentive compensation, but excluding any equity or long-term incentive compensation) that are each no less favorable than the base salary and total direct target compensation opportunity provided to such AHL Employee by AHL and any of its Subsidiaries immediately prior to the AHL Effective Time. During the Continuation Period, Tango Holdings shall provide, or shall cause AHL Surviving Entity to provide, the AHL Employees with employee benefits (excluding any equity or long-term incentive compensation, severance benefits, retiree welfare benefits and defined benefit pension plans) that are no less favorable in the aggregate than those provided to similarly situated employees of Tango Holdings or any of its Subsidiaries. With respect to all employee benefit plans of AHL Surviving Entity and its Subsidiaries, including any “employee benefit plan” (as defined in Section 3(3) of ERISA) (including any vacation and paid time-off but excluding any severance, equity or long-term incentive compensation), for purposes of determining eligibility to participate, level of benefits and vesting, each AHL Employee’s service with AHL or any of its Subsidiaries (as well as service with any predecessor employer of AHL or any such Subsidiary, to the extent service with the predecessor employer was recognized by AHL or such Subsidiary as of the AHL Effective Time in accordance with past practice) shall be treated as service with AHL Surviving Entity or any of its Subsidiaries (or in the case of a transfer of all or substantially all the assets and business of AHL Surviving Entity, its successors and assigns); provided, however, that such service need not be recognized to the extent that such recognition would result in any duplication of benefits for the same period of service.

(b) AGM shall, or shall cause a Subsidiary of AGM to provide, to each AHL Employee who experiences a termination of employment without cause during the Continuation Period and executes and does not revoke a release of claims, severance benefits that are no less favorable than the severance benefits to which such AHL Employee would have been entitled upon such a termination of employment under any AHL Plan as of immediately prior to the AHL Effective Time.

(c) Without limiting the generality of Section 5.10(a), Tango Holdings shall, or shall cause AHL Surviving Entity to, (i) waive, or cause to be waived, any pre-existing condition limitations, exclusions, actively-at-work requirements and waiting periods under any welfare benefit plan maintained by AHL Surviving Entity or any of its Subsidiaries in which AHL Employees (and their eligible dependents) will be eligible to participate from and after the AHL

Effective Time, except to the extent that such pre-existing condition limitations, exclusions, actively-at-work requirements and waiting periods would not have been satisfied or waived under the comparable AHL Plan immediately prior to the AHL Effective Time and (ii) recognize the dollar amount of all co-payments, deductibles and similar expenses incurred by each AHL Employee (and his or her eligible dependents) during the calendar year in which the AHL Effective Time occurs for purposes of satisfying such year’s deductible and co-payment limitations under the relevant welfare benefit plans in which they will be eligible to participate from and after the AHL Effective Time.

(d) With respect to any AHL Employee whose principal place of employment is outside of the United States, Tango Holdings’ obligations under this Section 5.10 shall be modified to the extent necessary to comply with any applicable Law that applies in relation to the employment or terms of employment of such AHL Employee.

(e) Tango Holdings shall, or shall cause AHL Surviving Entity to, provide each AHL Employee continuing employment following the AHL Effective Time a payment with respect to such AHL Employee’s annual bonus under AHL’s annual bonus plan in respect of AHL’s fiscal year 2021 in accordance with the terms set forth in Section 5.10(e) of the AHL Disclosure Schedule.

(f) This Section 5.10 shall be binding upon and shall inure solely to the benefit of each of the parties to this Agreement and nothing in this Section 5.10 or any other provision of this Agreement, express or implied: (i) shall be construed to establish, amend or modify any benefit plan, program, agreement or arrangement, (ii) shall alter or limit the ability of AHL or any of its Affiliates, or AGM or any of its Affiliates to amend, modify or terminate any benefit plan, program, agreement or arrangement or (iii) is intended to or shall confer upon any current (including any AHL Employee) or former employee of AHL or any of its Subsidiaries any right to employment or continued employment for any period of time by reason of this Agreement, or any right to a particular term or condition of employment.

Section 5.11 Notification of Certain Matters; Shareholder Litigation. Prior to the AHL Effective Time, AGM shall give prompt notice to AHL, and AHL shall give prompt notice to AGM, of any Actions commenced or, to such party’s Knowledge, threatened against such party which relates to this Agreement or the Transactions (any such Action, a “Transaction Litigation”). AHL shall give AGM the opportunity to participate in the defense and settlement of any Transaction Litigation against AHL or its directors relating to this Agreement or the Transactions, and AGM shall give AHL the opportunity to participate in the defense and settlement of any Transaction Litigation against AGM or its directors relating to this Agreement or the Transactions. For purposes of this Section 5.11, “participate” means that the participating party will be kept reasonably apprised of proposed strategy and other significant decisions with respect to the Transaction Litigation (to the extent that attorney-client privilege is not undermined or otherwise adversely affected), and the participating party may offer comments or suggestions with respect to such Transaction Litigation which the party to the litigation shall consider in good faith.

Section 5.12 Voting Matters. (a) AGM shall vote (or consent with respect to) or cause to be voted (or a consent to be given with respect to) any AHL Shares beneficially owned by it or any of its Subsidiaries or with respect to which it or any of its Subsidiaries has the power (by agreement, proxy or otherwise) to cause to be voted or to provide a consent, in favor of the approval of this Agreement, the Statutory Merger Agreement and the AHL Merger at any meeting of shareholders of AHL at which this Agreement, the Statutory Merger Agreement and the AHL Merger shall be submitted for approval and at all adjournments or postponements thereof (or, if applicable, by any action of shareholders of AHL by consent in lieu of a meeting).

(b) AHL shall vote (or consent with respect to) or cause to be voted (or a consent to be given with respect to) any AGM Shares beneficially owned by it or any of its Subsidiaries or with respect to which it or any of its Subsidiaries has the power (by agreement, proxy or otherwise) to cause to be voted or to provide a consent, in favor of the AGM Merger at any meeting of stockholders of AGM at which the AGM Merger shall be submitted for approval and at all adjournments or postponements thereof (or, if applicable, by any action of stockholders of AGM by consent in lieu of a meeting); provided, however, that AHL’s obligations under this Section 5.12(b) (i) shall terminate in full upon an Adverse Recommendation Change and (ii) shall be subject to, and only given effect to the extent they would be consistent with, the fiduciary duties of AHL Board under Bermuda Law.

(c) Immediately following the execution of this Agreement, Tango Holdings, in its capacity as the sole shareholder of AHL Merger Sub, and AHL Merger Sub shall execute and deliver, in accordance with Section 106 of the Bermuda Companies Act, a written notice and shareholder consent approving this Agreement, the Statutory Merger Agreement and the Transactions.

(d) Immediately following the execution of this Agreement, Tango Holdings, in its capacity as the sole shareholder of AGM Merger Sub, and AGM Merger Sub shall execute and deliver, in accordance with the DGCL, a written consent approving this Agreement and the Transactions.

Section 5.13 Stock Exchange Listing. Tango Holdings and AGM shall use reasonable best efforts to cause the Tango Holdings Shares to be issued in the Mergers to be approved for listing on NYSE, subject to official notice of issuance, prior to the AGM Effective Time.

Section 5.14 Stock Exchange De-listing. AGM and AHL shall use their respective reasonable best efforts to cause the AGM Shares or the AHL Shares, respectively, to be de-listed from the NYSE and de-registered under the Exchange Act as soon as reasonably practicable following the AGM Effective Time and the AHL Effective Time, as applicable.

Section 5.15 Tax Matters.

(a) Each of the parties shall use reasonable best efforts to cause, for U.S. federal income tax purposes, the Mergers, taken together along with any Operating Group Unit Exchange, to qualify as a transaction described in Section 351 of the Code, including not taking any action that such party knows (or should know) would reasonably be expected to prevent such qualification, and shall not take any Tax position inconsistent with such qualification, except to the extent otherwise required by applicable Law.

(b) AGM will use its reasonable best efforts to deliver to Paul, Weiss, Rifkind, Wharton & Garrison LLP and Skadden, Arps, Slate, Meagher & Flom LLP, co-counsel to AGM (each, “AGM’s Counsel”), and Latham & Watkins LLP and Sidley Austin LLP, co-counsel to AHL (each, “AHL’s Counsel”), tax representation letters dated as of the Closing Date (and, if requested, dated as of the date the Registration Statement will have been declared effective by the SEC) and signed by an officer of AGM, Tango Holdings, AGM Merger Sub and AHL Merger Sub, containing representations of AGM, Tango Holdings, AGM Merger Sub and AHL Merger Sub in substantially the form attached hereto as Exhibit B (the “AGM Representation Letter”). AHL will use its reasonable best efforts to deliver to AGM’s Counsel and AHL’s Counsel tax representation letters dated as of the Closing Date (and, if requested, dated as of the date the Registration Statement will have been declared effective by the SEC) and signed by an officer of AHL, containing representations of AHL in substantially the form attached hereto as Exhibit C (the “AHL Representation Letter”). In regards to the two (2) previous sentences, the parties shall reasonably cooperate to enable AGM to receive the AGM Tax Opinion described in Section 6.02(d) and AHL to receive the AHL Tax Opinion described in Section 6.03(d). If neither of AGM’s Counsel is able or willing to deliver the AGM Tax Opinion, then AGM shall use its reasonable best efforts to obtain the AGM Tax Opinion (and any opinion required in connection with the Registration Statement) from a nationally recognized accounting firm or law firm reasonably acceptable to AGM, and if neither of AHL’s Counsel is able or willing to deliver the AHL Tax Opinion, then AHL shall use its reasonable best efforts to obtain the AHL Tax Opinion (and any opinion required in connection with the Registration Statement) from a nationally recognized accounting firm or law firm reasonably acceptable to AHL. In the event the AGM Tax Opinion is not to be provided by any AGM’s Counsel or the AHL Tax Opinion is not to be provided by any AHL’s Counsel, then the AGM Representation Letter and the AHL Representation Letter shall be delivered to the applicable nationally recognized accounting firm or law firm.

(c) If AGM or AHL is unable to obtain the AGM Tax Opinion or AHL Tax Opinion, as applicable, from a nationally recognized accounting firm or law firm, AGM and AHL shall in good faith explore restructuring the transactions contemplated by this Agreement as may be necessary to allow the exchange of AHL Shares, AGM Shares and Operating Group Units, as applicable, for shares of Tango Holdings or another acquiring corporation to qualify for nonrecognition treatment for U.S. federal income tax purposes.

Section 5.16 Debt Matters. If requested by AGM, AHL shall provide reasonable cooperation to AGM, Tango Holdings, AHL Merger Sub and AGM Merger Sub in arranging for, at the Closing, the termination or redemption of existing indebtedness (including of the Existing Credit Facilities) (collectively, the “Existing Debt”) of AHL and its Subsidiaries and the procurement of customary payoff letters and other customary release documentation in connection therewith. In the event that AGM determines in its reasonable discretion that it is necessary or desirable to obtain amendments or consents to any of the Existing Debt on or prior to the Closing Date, then AHL shall, and shall cause each of its Subsidiaries to, use commercially reasonable efforts to cooperate, and to cause its Representatives to cooperate, with AGM in connection with the arrangement and consummation of any such amendments or consents to the Existing Debt and in each case, if requested by AGM, AHL shall, and shall cause its Subsidiaries to, execute and deliver such customary notices, agreements, documents, or instruments necessary, proper, or advisable in connection therewith; provided, that, (a) such requested cooperation does not unreasonably interfere with the ongoing operations of AHL and its Subsidiaries prior to the Closing Date and is not otherwise determined in the good faith reasonable discretion of AHL, after consultation with AGM, not to be in the best interests of AHL to undertake prior to the Closing Date, (b) AHL shall not be required to incur any liability under any such amendments to the Existing Debt prior to the Closing Date unless contingent upon the occurrence of the Closing, and (c) the Closing shall in no event be conditioned or contingent upon any amendments to the Existing Debt.

Section 5.17 Pre-Closing Restructuring. AGM and AHL will reasonably cooperate between the date hereof and the Closing to analyze, develop and consider implementing a pre-Closing restructuring of AHL and its Subsidiaries to optimize the post-Closing efficiency and synergies of the combined operations of AGM and AHL.

Section 5.18 Termination of Related Party Transactions. Prior to the Closing, all Contracts and transactions that are or would be required to be disclosed under Section 3.27 shall be terminated (unless AGM has otherwise provided express direction in advance or AGM or any of its Affiliates are parties thereto) without any liability of AGM, AHL Merger Sub or any AGM Related Party, and all obligations of AGM, AGM Merger Sub or any AGM Related Party, shall be deemed satisfied in full and terminated as of the Closing.

Section 5.19 Further Assurances. From the date of this Agreement until the Closing, AGM and AHL shall use reasonable best efforts to take, or cause to be taken, all actions and do, or cause to be done, all things necessary, proper or advisable to maintain in effect all Contracts to which AGM or its Subsidiaries or Affiliates, on the one hand, and AHL or its Subsidiaries and Affiliates, on the other hand, are party.

ARTICLE VI

CONDITIONS PRECEDENT

Section 6.01 Conditions to Each Party’s Obligation To Effect the Mergers. The respective obligations of AHL, AGM, Tango Holdings, AGM Merger Sub and AHL Merger Sub to effect the Mergers shall be subject to the satisfaction (or waiver, if permissible under applicable Law) at or prior to the Closing of the following conditions:

(a) AHL Shareholder Approval. The AHL Shareholder Approval shall have been obtained.

(b) AGM Stockholder Approval. The AGM Stockholder Approval shall have been obtained.

(c) Required Regulatory Approvals. The authorizations, consents, orders or approvals of, or declarations or filings with, and the expirations or terminations of waiting periods required from, any Governmental Authorities set forth in Schedule I shall have been filed, have occurred or been obtained (all such permits, approvals, filings and consents and the expiration or termination of all such waiting periods being referred to as the “Required Regulatory Approvals”), and all such Required Regulatory Approvals shall be in full force and effect.

(d) No Injunctions or Restraints; Illegality. No injunction, judgment, ruling or Law enacted, promulgated, issued, entered, amended or enforced by any Governmental Authority (collectively, “Restraints”) shall be in effect enjoining, restraining or otherwise making illegal or prohibiting consummation of the Mergers.

(e) Registration Statement Effectiveness. The Registration Statement shall have been declared effective by the SEC under the Securities Act, no stop order by the SEC suspending the effectiveness of the Registration Statement shall be in effect and no proceedings for that purpose shall be pending.

Section 6.02 Conditions to Obligations of AGM, Tango Holdings, AGM Merger Sub and AHL Merger Sub. The obligations of AGM, Tango Holdings, AGM Merger Sub and AHL Merger Sub to effect the Mergers are further subject to the satisfaction (or waiver, if permissible under applicable Law) at or prior to the Closing of the following conditions:

(a) Representations and Warranties. The representations and warranties of AHL (i) set forth in the final sentence of Section 3.06 shall be true and correct as of the Closing Date, (ii) set forth in Section 3.02(a), Section 3.02(b), Section 3.02(d), Section 3.03(a), Section 3.03(d), shall be true and correct except for de minimis inaccuracies as of the Closing Date with the same effect as though made as of the Closing Date (except to the extent expressly made as of an earlier date, in which case as of such date), (iii) set forth in Section 3.26 shall be true and correct (disregarding all qualifications or limitations as to “materiality”, “Material Adverse Effect” and words of similar import set forth therein) in all material respects as of the Closing Date with the same effect as though made as of the Closing Date (except to the extent expressly made as of an earlier date, in which case as of such date) and (iv) set forth in this Agreement, other than those Sections specifically identified in clause (i), (ii) or (iii) of this Section 6.02(a), shall be true and correct (disregarding all qualifications or limitations as to “materiality”, “Material Adverse Effect” and words of similar import set forth therein) as of the Closing Date with the same effect as though made as of the Closing Date (except to the extent expressly made as of an earlier date, in which case as of such date), except, in the case of this clause (iv), where the failure to be true and correct would not, individually or in the aggregate, have a Material Adverse Effect. AGM shall have received a certificate signed on behalf of AHL by an executive officer of AHL to such effect.

(b) Performance of Obligations of AHL. AHL shall have performed or complied in all material respects with their respective obligations required to be performed or complied with by them under this Agreement at or prior to the AHL Effective Time, and AGM shall have received a certificate signed on behalf of AHL by an executive officer of AHL to such effect.

(c) No Material Adverse Effect. Since the date of this Agreement there has not been a Material Adverse Effect, and AGM shall have received a certificate signed on behalf of AHL by an executive officer of AHL to such effect.

(d) Opinion of Counsel. AGM shall have received an opinion of any of AGM’s Counsel, or a nationally recognized accounting firm or law firm reasonably acceptable to AGM, in form and substance reasonably satisfactory to AGM, based on the AGM Representation Letter and the AHL Representation Letter, to the effect that the Mergers and the Operating Group Unit Exchange, taken together, will be treated as a transaction described in Section 351 of the Code (the “AGM Tax Opinion”).

(e) Receipt of AHL Tax Opinion. AGM shall have received a copy of the AHL Tax Opinion.

Section 6.03 Conditions to Obligations of AHL. The obligations of AHL to effect the Mergers are further subject to the satisfaction (or waiver, if permissible under applicable Law) at or prior to the Closing of the following conditions:

(a) Representations and Warranties. The representations and warranties of AGM (i) set forth in the final sentence of Section 4.07 shall be true and correct as of the Closing Date, (ii) set forth in Section 4.02(a), Section 4.02(b), Section 4.02(d), Section 4.03(a), Section 4.03(c) and Section 4.16 shall be true and correct except for de minimis inaccuracies as of the Closing Date with the same effect as though made as of the Closing Date (except to the extent expressly made as of an earlier date, in which case as of such date) and (iii) set forth in this Agreement, other than those Sections specifically identified in clause (i) or (ii) of this Section 6.03(a), shall be true and correct (disregarding all qualifications or limitations as to “materiality”, “AGM Material Adverse Effect” and words of similar import set forth therein) as of the Closing Date with the same effect as though made as of the Closing Date (except to the extent expressly made as of an earlier date, in which case as of such date), except, in the case of this clause (iii), where the failure to be so true and correct would not, individually or in the aggregate, have a AGM Material Adverse Effect. AHL shall have received a certificate signed on behalf of AGM by an officer of AGM to such effect.

(b) Performance of Obligations of AGM, Tango Holdings, AGM Merger Sub and AHL Merger Sub. AGM, Tango Holdings, AGM Merger Sub and AHL Merger Sub shall have performed or complied in all material respects with their respective obligations required to be performed or complied with by them under this Agreement at or prior to the AGM Effective Time, and AHL shall have received a certificate signed on behalf of AGM by an officer of AGM to such effect.

(c) No AGM Material Adverse Effect. Since the date of this Agreement there has not been a AGM Material Adverse Effect, and AHL shall have received a certificate signed on behalf of AGM by an officer of AGM to such effect.

(d) Opinion of Counsel. AHL shall have received an opinion of any of AHL’s Counsel, or a nationally recognized accounting firm or law firm reasonably acceptable to AHL, in form and substance reasonably satisfactory to AHL, based on the AHL Representation Letter and the AGM Representation Letter, to the effect that the Mergers and the Operating Group Unit Exchange, taken together, will be treated as a transaction described in Section 351 of the Code (the “AHL Tax Opinion”).

(e) Receipt of Tax Opinion. AHL shall have received a copy of the AGM Tax Opinion.

(f) AGM Restructuring. The AGM Restructuring shall have been completed, or shall be completed concurrently with the Closing, in all respects.

Section 6.04 Frustration of Closing Conditions. AHL may not rely on the failure of any condition set forth in Section 6.01 or Section 6.03 to be satisfied if such failure was caused by the failure of AHL to perform in all material respects any of its obligations under this Agreement, including to use its reasonable best efforts to consummate the Transactions as required by and subject to the terms and conditions of this Agreement. AGM, Tango Holdings, AGM Merger Sub and AHL Merger Sub may not rely on the failure of any condition set forth in Section 6.01 or Section 6.02 to be satisfied if such failure was caused by the failure of AGM, Tango Holdings, AGM Merger Sub or AHL Merger Sub to perform in all material respects any of its obligations under this Agreement, including to use its reasonable best efforts to consummate the Transactions as required by and subject to the terms and conditions of this Agreement.

ARTICLE VII

TERMINATION

Section 7.01 Termination. This Agreement may be terminated and the Transactions abandoned at any time prior to the AHL Effective Time, whether before or after receipt of the AHL Shareholder Approval or the AGM Stockholder Approval (except as otherwise expressly noted):

(a) by the mutual written consent of AHL and AGM duly authorized by each of their respective Boards of Directors;

(b) by either of AHL or AGM:

(i) if the Mergers shall not have been consummated on or before June 30, 2022 (as such date may be extended pursuant to the first proviso to this Section 7.01(b)(i), the “Walk-Away Date”); provided, however, that if on such date the condition precedent to the consummation of the Mergers and the other Transactions contemplated hereby set forth in Section 6.01(c) shall not have been satisfied but all other conditions precedent to the consummation of the Mergers and the other Transactions contemplated hereby have been satisfied (or in the case of conditions that by their terms are to be satisfied at the Closing are capable of being satisfied on that date), then the Walk-Away Date shall automatically be extended to September 30, 2022; provided, further, that the right to terminate this Agreement under this Section 7.01(b)(i) shall not be available to any party if the breach by such party of its representations and warranties set forth in this Agreement or the failure of such party to perform any of its obligations under this Agreement, including to use its reasonable best efforts to consummate the Transactions as required by and subject to the terms and conditions of this Agreement, has been a primary cause of or resulted in the failure of the Mergers to be consummated on or before such date (it being understood that AGM, Tango Holdings, AGM Merger Sub and AHL Merger Sub shall be deemed a single party for purposes of the foregoing proviso);

(ii) if any Restraint having the effect set forth in Section 6.01(d) shall be in effect and shall have become final and nonappealable; provided that the party seeking to terminate this Agreement pursuant to this Section 7.01(b)(ii) shall have performed in all material respects its obligations under this Agreement, including to use its reasonable best efforts to prevent the entry of and to remove such Restraint in accordance with its obligations under this Agreement;

(iii) if the AHL Shareholder Approval shall not have been obtained at the AHL Shareholders Meeting duly convened therefor or at any adjournment or postponement thereof at which a vote on the matter has been taken; or

(iv) if the AGM Stockholder Approval shall not have been obtained at the AGM Stockholders Meeting duly convened therefor or at any adjournment or postponement thereof at which a vote on the matter has been taken;

(c) by AGM:

(i) if AHL shall have breached any of its representations or warranties or failed to perform any of its covenants or agreements set forth in this Agreement (other than Section 5.02, which is addressed in Section 7.01(c)(ii)), which breach or failure to perform (A) (if it occurred or was continuing as of the Closing Date) would give rise to the failure of a condition set forth in Section 6.02(a) or 6.02(b) and (B) is incapable of being cured prior to the Walk-Away Date, or if capable of being cured, has not been cured by AHL within thirty (30) days after AHL’s receipt of written notice of such breach or failure to perform from AGM stating AGM’s intention to terminate this Agreement pursuant to this Section 7.01(c)(i) and the basis for such termination (or in any event has not been cured by the Walk-Away Date); provided that AGM shall not have the right to terminate this Agreement pursuant to this Section 7.01(c)(i) if AGM, Tango Holdings, AGM Merger Sub or AHL Merger Sub is then in breach of any of its material representations, warranties, covenants or agreements hereunder; or

(ii) prior to the satisfaction of the condition set forth in Section 6.01(a), if (A) the Board of Directors of AHL makes an Adverse Recommendation Change, (B) there shall have occurred any material breach of Section 5.02 by AHL, any Subsidiary of AHL or any Representative of AHL or (C) the Board of Directors of AHL has publicly proposed to do any of the foregoing; or

(d) by AHL:

(i) if AGM, Tango Holdings, AGM Merger Sub or AHL Merger Sub shall have breached any of its representations or warranties or failed to perform any of its covenants or agreements set forth in this Agreement, which breach or failure to perform (A) (if it occurred or was continuing as of the Closing Date) would give rise to the failure of a condition set forth in Section 6.03(a) or 6.03(b) and (B) is incapable of being cured prior to the Walk-Away Date, or if capable of being cured, has not been cured by AGM, Tango Holdings, AGM Merger Sub or AHL Merger Sub within thirty (30) days after AGM’s receipt of written notice of such breach or failure to perform from AHL stating AHL’s intention to terminate this Agreement pursuant to this Section 7.01(d)(i) and the basis for such termination (or in any event has not been cured by the Walk-Away Date); provided that AHL shall not have the right to terminate this Agreement pursuant to this Section 7.01(d)(i) if AHL is then in material breach of any of its representations, warranties, covenants or agreements hereunder; or

(ii) prior to the satisfaction of the condition set forth in Section 6.01(b), if the Board of Directors of AGM makes or publicly proposes to make a AGM Adverse Recommendation Change.

Section 7.02 Effect of Termination. In the event of the termination of this Agreement as provided in Section 7.01, written notice thereof shall be given to the other party or parties hereto, specifying the provision hereof pursuant to which such termination is made, and this Agreement shall forthwith become null and void (other than this Section 7.02, Article VIII and the Confidentiality Agreement, all of which shall survive termination of this Agreement), and there shall be no liability on the part of AGM, AGM Merger Sub, AHL, AHL Merger Sub or their respective directors, officers and Affiliates, except (a) as liability may exist pursuant to the provisions specified in the immediately preceding parenthetical that survive such termination and (b) that no such termination shall relieve any party from liability for any willful and material breach by such party of any representation, warranty, covenant or agreement set forth in this Agreement or fraud.

Section 7.03 Termination Fee. (a) AGM shall pay, or cause to be paid, to AHL, by wire transfer of immediately available funds an amount equal to $81.9 million (the “Termination Fee”), if (i) the Board of Directors of AGM makes or publicly proposes to make a AGM Adverse Recommendation Change, (ii) this Agreement may be terminated by either AGM or AHL pursuant to Section 7.01(b)(iv) (in which case payment shall be made within five (5) business days of such termination) and (iii) this Agreement is terminated in accordance with Article VII.

(b) Except as set forth in this Section 7.03, all expenses incurred in connection with this Agreement and the Transactions shall be paid in accordance with the provisions of Section 8.14.

(c) Each of the parties hereto acknowledges that the agreements contained in this Section 7.03 are an integral part of the Transactions, and that without these agreements, the other parties hereto would not enter into this Agreement; accordingly, if AGM fails to timely pay any amount due pursuant to this Section 7.03, and, in order to obtain the payment, AHL commences an Action which results in a judgment against AGM for the payment set forth in this Section 7.03, AGM shall pay AHL for its reasonable and documented out-of-pocket costs and expenses (including reasonable and documented attorneys’ fees) in connection with such Action, together with interest on such amount at the prime rate as published in The Wall Street Journal in effect on the date such payment was required to be made through the date such payment was actually received.

(d) The parties acknowledge and agree that the Termination Fee shall not constitute either a penalty or liquidated damages, and the right of AHL to receive, or the receipt of, the Termination Fee shall not limit or otherwise affect AHL’s right to specific performance as provided in Section 8.08 prior to the effective termination of this Agreement or any right (if any) a party may have pursuant to Section 7.02(a) or Section 7.02(b); provided, that the amount of any damages recovered pursuant to Section 7.02(a) or Section 7.02(b) by AHL shall be reduced by the amount of any Termination Fee previously paid to AHL.

ARTICLE VIII

MISCELLANEOUS

Section 8.01 No Survival of Representations and Warranties. This Article VIII and the agreements of AHL, AGM, Tango Holdings, AGM Merger Sub and AHL Merger Sub contained in Article II, Section 5.07, Section 5.08 and Section 5.10 shall survive the AHL Effective Time. No other representations, warranties, covenants or agreements in this Agreement shall survive the AHL Effective Time.

Section 8.02 Amendment or Supplement. At any time prior to the AHL Effective Time, this Agreement may be amended or supplemented in any and all respects, whether before or after receipt of the AHL Shareholder Approval or the AGM Stockholder Approval, by written agreement of the parties hereto; provided, however, that after receipt of the (a) AHL Shareholder Approval, there shall be no amendment or change to the provisions hereof which by Law would require further approval by the shareholders of AHL without such approval and (b) AGM Stockholder Approval, there shall be no amendment or change to the provisions hereof which by Law would require further approval by the stockholders of AGM without such approval.

Section 8.03 Extension of Time, Waiver, Etc. At any time prior to the AHL Effective Time, AGM and AHL may, subject to applicable Law, (a) waive any inaccuracies in the representations and warranties of the other party, (b) extend the time for the performance of any of the obligations or acts of the other party or (c) waive compliance by the other party with any of the agreements contained herein or, except as otherwise provided herein, waive any of such party’s conditions (it being understood that AGM, Tango Holdings, AGM Merger Sub and AHL Merger Sub shall be deemed a single party for purposes of the foregoing). Notwithstanding the foregoing, no failure or delay by a party hereto in exercising any right hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right hereunder. Any agreement on the part of a party hereto to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such party.

Section 8.04 Assignment. Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned, in whole or in part, by operation of Law or otherwise, by any of the parties hereto without the prior written consent of the other parties hereto. No assignment by any party shall relieve such party of any of its obligations hereunder. Subject to the immediately preceding two (2) sentences, this Agreement shall be binding upon, inure to the benefit of, and be enforceable by, the parties hereto and their respective successors and permitted assigns. Any purported assignment not permitted under this Section 8.04 shall be null and void.

Section 8.05 Counterparts. This Agreement may be executed in one or more counterparts (including by facsimile or electronic mail), each of which shall be deemed to be an original but all of which taken together shall constitute one and the same agreement, and shall become effective when one or more counterparts have been signed by each of the parties hereto and delivered to the other parties hereto.

Section 8.06 Entire Agreement; No Third-Party Beneficiaries. This Agreement, together with the exhibits and schedules attached hereto, the AHL Disclosure Schedule, the AGM Disclosure Schedule and the Confidentiality Agreement, (a) constitute the entire agreement, and supersede all other prior agreements and understandings, both written and oral, among the parties hereto and their Affiliates, or any of them, with respect to the subject matter hereof and thereof and (b) are not intended to and shall not confer upon any Person other than the parties hereto any rights or remedies hereunder, except for, if the AHL Effective Time occurs, (i) the right of the holders of AHL Shares to receive the Merger Consideration payable in accordance with Article II and (ii) the provisions set forth in Section 5.07 of this Agreement. The representations and warranties in this Agreement are the product of negotiations among the parties hereto. Any inaccuracies in such representations and warranties are subject to waiver by the parties hereto in accordance with Section 8.03 without notice or liability to any other Person. Persons other than the parties hereto may not rely upon the representations and warranties in this Agreement as characterizations of actual facts or circumstances as of the date of this Agreement or as of any other date.

Section 8.07 Governing Law; Jurisdiction. (a) This Agreement shall be governed by, and construed in accordance with, the Laws of the State of Delaware applicable to contracts executed in and to be performed entirely in that state, regardless of the laws that might otherwise govern under any applicable conflict of laws principles, except to the extent any provisions of this Agreement which relate to the exercise of a director’s or officer’s fiduciary duties, statutory duties, obligations and/or statutory provisions, or which arise under, the Laws of Bermuda (including those applicable to the AHL Merger) shall be governed by and in accordance with the Laws of Bermuda.

(b) All actions and proceedings arising out of or relating to the interpretation and enforcement of the provisions of this Agreement and in respect of the transactions contemplated by this Agreement (except to the extent any such proceeding mandatorily must be brought in Bermuda) shall be heard and determined in the courts of the State of Delaware or the federal courts of the United States of America located in the State of Delaware (the “Chosen Courts”) and the parties hereto hereby irrevocably submit to the exclusive jurisdiction and venue of such courts in any such action or proceeding and irrevocably waive the defense of an inconvenient forum or lack of jurisdiction to the maintenance of any such action or proceeding. The consents to jurisdiction and venue set forth in this Section 8.07(b) shall not constitute general consents to service of process in the State of Delaware and shall have no effect for any purpose except as provided in this paragraph and shall not be deemed to confer rights on any Person other than the parties hereto. Each party hereto agrees that service of process upon such party in any action or proceeding arising out of or relating to this Agreement shall be effective if notice is given by overnight courier at the address set forth in Section 8.11 of this Agreement. The parties hereto agree that a final judgment in any such action or proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by applicable Law; provided, however, that nothing in the foregoing shall restrict any party’s rights to seek any post-judgment relief regarding, or any appeal from, a final trial court judgment.

Section 8.08 Specific Enforcement. The parties hereto agree that irreparable damage for which monetary relief, even if available, would not be an adequate remedy, would occur in the event that any provision of this Agreement is not performed in accordance with its specific terms or is otherwise breached, including if the parties hereto fail to take any action required of them hereunder to consummate this Agreement, subject to the terms and conditions of this Agreement. The parties acknowledge and agree that (a) the parties shall be entitled to an injunction or injunctions, specific performance or other equitable relief to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof (including, for the avoidance of doubt, the right of AHL or AGM to cause the Mergers to be consummated on the terms and subject to the conditions set forth in this Agreement) in the Chosen Courts, this being in addition to any other remedy to which they are entitled under this Agreement and (b) the right of specific enforcement is an integral part of the Transactions and without that right, neither AHL nor AGM would have entered into this Agreement. The parties hereto agree not to assert that a remedy of specific enforcement is unenforceable, invalid, contrary to Law or inequitable for any reason, and not to assert that a remedy of monetary damages would provide an adequate remedy or that the parties otherwise have an adequate remedy at law. The parties hereto acknowledge and agree that any party seeking an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement in accordance with this Section 8.08 shall not be required to provide any bond or other security in connection with any such order or injunction. Notwithstanding anything else to the contrary in this Agreement or any agreement contemplated hereby, under no circumstances shall AHL, directly or indirectly, be permitted or entitled to receive (1) both a grant of specific enforcement or other equitable relief, on the one hand, and/or the payment of all or any portion of the Termination Fee and/or any amount, if any, as and when due, pursuant to this Agreement, on the other hand, or (2) both payment of any monetary damages whatsoever, on the one hand, and payment of any of the Termination Fee and/or any amount, if any, as and when due, pursuant to this Agreement, on the other hand. To the extent any party hereto brings any Action to enforce specifically the performance of the terms and provisions of this Agreement when expressly available to such party pursuant to the terms of this Agreement, the Walk-Away Date shall automatically be extended by (i) the amount of time during which such Action is pending, plus twenty (20) business days, or (ii) such other time period established by the court presiding over such Action.

Section 8.09 WAIVER OF JURY TRIAL. EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE IT HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT AND ANY OF THE AGREEMENTS DELIVERED IN CONNECTION HEREWITH OR THE TRANSACTIONS CONTEMPLATED HEREBY OR THEREBY. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (A) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER, (B) IT UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF SUCH WAIVER, (C) IT MAKES SUCH WAIVER VOLUNTARILY AND (D) IT HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVER AND CERTIFICATIONS IN THIS SECTION 8.09.

Section 8.10 Remedies. Except as otherwise provided in this Agreement, any and all remedies expressly conferred upon a party to this Agreement shall be cumulative with, and not exclusive of, any other remedy contained in this Agreement, at law or in equity. The exercise by a party to this Agreement of any one remedy shall not preclude the exercise by it of any other remedy.

Section 8.11 Notices. All notices, requests and other communications to any party hereunder shall be in writing and shall be deemed given if delivered personally, facsimiled (which is confirmed by email), emailed (which is confirmed by facsimile) or sent by overnight courier (providing proof of delivery) to the parties at the following addresses:

If to AGM, Tango Holdings, AGM Merger Sub or AHL Merger Sub, to it at:

Apollo Global Management, Inc.
9 West 57th Street, 43rd Floor
New York, New York 10019
Attention:	John J. Suydam
Email:	jsuydam@apollo.com

with a copy (which shall not constitute notice) to:

Paul, Weiss, Rifkind, Wharton & Garrison LLP
1285 Avenue of the Americas
New York, New York 10019
Attention:	John M. Scott
Brian P. Finnegan
Ross A. Fieldston
Facsimile:	(212) 757-3990
Email:	jscott@paulweiss.com
bfinnegan@paulweiss.com
rfieldston@paulweiss.com

and:

Skadden, Arps, Slate, Meagher & Flom LLP
One Manhattan West
New York, New York 10001
Attention:	Todd E. Freed
Jon A. Hlafter
Christopher J. Ulery
Facsimile:	(212) 735-2000
Email:	todd.freed@skadden.com
jon.hlafter@skadden.com
chris.ulery@skadden.com

If to AHL, to:

Athene Holding Ltd.
Second Floor, Washington House
16 Church Street
Hamilton HM 11
Bermuda
Attention:	Natasha Scotland Courcy
Email:	NCourcy@athene.bm

with copies (which shall not constitute notice) to:

Latham & Watkins LLP
885 Third Avenue
New York, New York 10022
Attention:	A. Peter Harwich
Robert M. Katz
Charles K. Ruck
Max N. Schleusener
Email:	peter.harwich@lw.com
robert.katz@lw.com
charles.ruck@lw.com
max.schleusener@lw.com

and:

Sidley Austin LLP
One South Dearborn Street
Chicago, Illinois 60603
Attention:	Perry J. Shwachman
John H. Butler
Jeremy Watson
E-mail:	pshwachman@sidley.com
john.butler@sidley.com
jcwatson@sidley.com

or such other address, email address or facsimile number as such party may hereafter specify by like notice to the other parties hereto. All such notices, requests and other communications shall be deemed received on the date of actual receipt by the recipient thereof if received prior to 5:00 p.m. local time in the place of receipt and such day is a business day in the place of receipt. Otherwise, any such notice, request or communication shall be deemed not to have been received until the next succeeding business day in the place of receipt.

Section 8.12 Severability. If any term, condition or other provision of this Agreement is determined by a court of competent jurisdiction to be invalid, illegal or incapable of being enforced by any rule of Law or public policy, all other terms, provisions and conditions of this Agreement shall nevertheless remain in full force and effect. Upon such determination that any term, condition or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate to attempt to modify this Agreement so as to effect the original intent of the parties as closely as possible to the fullest extent permitted by applicable Law in an acceptable manner to the end that the Transactions are fulfilled to the extent possible.

Section 8.13 Definitions. (a) As used in this Agreement, the following terms have the meanings ascribed thereto below:

“Acceptable Confidentiality Agreement” means any confidentiality agreement entered into between AHL and a third party from and after the date of this Agreement that contains provisions that are not materially less favorable in the aggregate to AHL than those contained in the Confidentiality Agreement; provided that any such confidentiality agreement shall contain customary standstill restrictions that only permit the third party to, acting alone and not jointly with others, make a Takeover Proposal to the AHL Board that is not publicly announced, and that no such standstill will contain any “fall-away” or similar type of provision.

“Action” means legal actions, causes of action, claims, demands, controversies, disputes, arbitrations, hearings, charges, complaints, investigations, examinations, indictments, litigations, suits or other civil, criminal, administrative or investigative proceedings.

“Affiliate” means, as to any Person, any other Person that, directly or indirectly, controls, or is controlled by, or is under common control with, such Person. For this purpose, “control” (including, with its correlative meanings, “controlled by” and “under common control with”) shall mean the possession, directly or indirectly, of the power to direct or cause the direction of management or policies of a Person, whether through the ownership of securities or partnership or other ownership interests, by contract or otherwise; provided, (i) none of AHL or any of its Subsidiaries, on the one hand, nor AGM or any of its Subsidiaries (other than AHL and its Subsidiaries), on the other hand, shall be deemed Affiliates of each other and (ii) that other than in the case of the definition of “AGM Related Parties,” or for purposes of Section 4.10, Section 6.02, Article VII and Section 8.15, no Portfolio Company or Fund shall be deemed an Affiliate of AGM.

“AGM Bylaws” means the Amended and Restated Bylaws of AGM, as amended to the date of this Agreement.

“AGM Charter” means the Amended and Restated Certificate of Incorporation of AGM, as from time to time amended.

“AGM Equity Awards” means outstanding AGM Options, AGM RSAs and AGM Share Units.

“AGM Intervening Event” means a material event or circumstance that was not known to the Board of Directors of AGM on the date of this Agreement (or if known, the consequences of which were not known to the Board of Directors of AGM as of the date of this Agreement), which event or circumstance, or any consequence thereof, becomes known to the Board of Directors of AGM prior to the AGM Stockholder Approval, including any AGM Takeover Proposal (other than any AGM Takeover Proposal that, if consummated, could reasonably be expected to result in another Person (or the shareholders of another Person) acquiring, directly or indirectly, less than 35% of the aggregate voting power of AGM or the surviving entity in a merger involving AGM or the resulting direct or indirect parent of AGM or such surviving entity in any such transaction, which shall not constitute a AGM Intervening Event).

“AGM Lease” means any lease, sublease, sub-sublease, license and other agreement under which AGM or any of its Subsidiaries leases, subleases, licenses, uses or occupies (in each case whether as landlord, tenant, sublandlord, subtenant or by other occupancy arrangement), or has the right to use or occupy, now or in the future, any real property.

“AGM Material Adverse Effect” means any event, circumstance, development, change, state of facts or effect that, individually or in the aggregate with all other events, circumstances, developments, changes and effects, (a) has or would reasonably be expected to have a material adverse effect on the business, operations, results of operations, assets, liabilities or condition (financial or otherwise) of AGM and its Subsidiaries (other than any Portfolio Companies) taken as a whole or (b) would reasonably be expected to prevent or materially delay the consummation of the Mergers and the other Transactions or prevent or materially impair or materially delay the ability of AGM to perform its obligations hereunder; provided, however, that, for purposes of clause (a) only, none of the following, and no effect, change, event or occurrence arising out of, or resulting from, the following, shall constitute or be taken into account, individually or in the aggregate, in determining whether a AGM Material Adverse Effect has occurred or may occur: to the extent any effect, change, event or occurrence that results from (i) changes or conditions generally affecting the industry in which AGM and its Subsidiaries operate in the geographic regions in which AGM and its Subsidiaries operate, (ii) general economic or regulatory, legislative or political conditions or securities, credit, financial or other capital markets conditions in any jurisdiction, (iii) any failure, in and of itself, by AGM to meet any internal or published projections, forecasts, estimates or predictions in respect of revenues, earnings or other financial or operating metrics for any period, (iv) geopolitical conditions, the outbreak or escalation of hostilities, any acts of war (whether or not declared), sabotage, terrorism (including cyber-terrorism) or man-made disaster, or any escalation or worsening of any such hostilities, acts of war (whether or not declared), (v) any volcano, tsunami, pandemic (including COVID-19), hurricane, tornado, windstorm, flood, earthquake or other natural disaster, (vi) changes directly attributable to, or directly resulting from, the execution and delivery of this Agreement or the public announcement or pendency of the Transactions, including the impact thereof on the relationships of AGM or any of its Subsidiaries with employees, customers, brokers, agents, financing sources, business partners or regulators, (vii) any change or announcement of a potential change, in and of itself, in AGM’s or any of its Subsidiaries’ credit, financial strength or claims paying ratings or the ratings of any of AGM’s or its Subsidiaries’ businesses, (viii) any change, in and of itself, in the market price, credit ratings or trading volume of AGM’s or any of its Subsidiaries’ securities, (ix) any change in applicable Law, regulation or GAAP (it being understood that the exceptions in clauses (iii), (vii) and (viii) shall not prevent or otherwise affect a determination that the underlying cause of any such failure or change referred to therein (to the extent not otherwise falling within any of the exceptions provided by clauses (i) through (ix) hereof) is a AGM Material Adverse Effect), (x) any COVID-19 Measures, including any change, effect, event, occurrence, development, condition or fact with respect to COVID-19 or the COVID-19 Measures or any escalation or worsening thereof (including any subsequent waves) or (xi) the value of AGM and its Subsidiaries’ ownership interest in AHL; provided further, however, that any effect, change, event or occurrence referred to in clause (i), (ii), (iv), (v) or (ix) may be taken into account in determining whether or not there has been a AGM Material Adverse Effect to the extent such effect, change, event or occurrence has a disproportionate adverse effect on AGM and its Subsidiaries, taken as a whole, relative to other similarly-situated businesses in the alternative investment management industry (in which case the disproportionate effect or effects may be taken into account in determining whether or not a AGM Material Adverse Effect has occurred).

“AGM Option” means an option to acquire AGM Shares granted pursuant to the AGM Share Plans.

“AGM Organizational Documents” means the AGM Charter and the AGM Bylaws.

“AGM Pension Plan” means any employee pension benefit plan within the meaning of Section 3(2) of ERISA covering current or former directors, officers or employees of AGM or any of its Subsidiaries that is sponsored, maintained or contributed to by AGM or any of its Subsidiaries or to which AGM or any of its Subsidiaries contributes or is obligated to contribute to, other than any such employee pension benefit plan required by applicable Law.

“AGM Plan” means each plan, program, policy, agreement or other arrangement covering current or former directors, officers or employees of AGM or any of its Subsidiaries, that is (i) an employee welfare plan within the meaning of Section 3(1) of ERISA, (ii) a AGM Pension Plan, (iii) a share option, share purchase, share appreciation right or other share-based compensation agreement, program or plan, (iv) an individual employment, consulting, severance, retention or other similar agreement between such person and AGM or any of its Subsidiaries or (v) a bonus, incentive, deferred compensation, profit-sharing, retirement, post-retirement, vacation, severance, retention or termination pay, benefit or fringe-benefit plan, program, policy, agreement or other arrangement, in each case that is sponsored, maintained or contributed to by AGM or any of its Subsidiaries or to which AGM or any of its Subsidiaries contributes or is obligated to contribute to, other than, in each case, any such plan, program, policy, agreement or other arrangement required by applicable Law or that is a “multiemployer plan” (within the meaning of Section 3(37) of ERISA).

“AGM Related Parties” means AGM, Tango Holdings, AGM Merger Sub and AHL Merger Sub, and any of its or their respective former, current or future stockholders, managers, members, directors, partners, officers, Affiliates and agents and any former, current or future, direct or indirect, stockholders, equity holders, managers, members, directors, partners, officers, Affiliates and agents or other Representatives, and any successor or assign of the foregoing.

“AGM Restructuring” means the restructuring involving AGM and its Subsidiaries, among others, pursuant to which (i) all Operating Group Units held of record or beneficially by Persons other than AGM and its Subsidiaries and other than AHL and its Subsidiaries will be transferred for Tango Holdings Shares or other consideration and (ii) the only outstanding class of common stock outstanding shall be the AGM Shares upon consummation thereof.

“AGM RSA” means an award of restricted (including transfer-restrictions) AGM Shares granted pursuant to the AGM Share Plans.

“AGM Share” means a Class A common stock, par value $0.00001, of AGM.

“AGM Share Plans” means the AGM’s 2019 Omnibus Equity Incentive Plans, as may be amended from time to time.

“AGM Share Unit” means a right to obtain the value of a AGM Share either in the form of a AGM Share, cash, other property or a combination thereof, granted pursuant to the AGM Share Plans.

“AGM Takeover Proposal” means any inquiry, proposal or offer from any Person (other than AHL and its Subsidiaries) relating to, in a single transaction or series of related transactions, any direct or indirect (i) sale, lease, exchange, transfer, reinsurance transaction or other disposition of 10% or more of the fair market value of the assets of AGM and its Subsidiaries, taken as a whole, (ii) sale of shares or other securities representing 10% or more of the share capital of AGM, including by way of a tender offer or exchange offer or (iii) merger, amalgamation, consolidation, share exchange, business combination, reorganization, recapitalization, liquidation, dissolution or similar transaction involving AGM or any of its Subsidiaries pursuant to which such Person (or the shareholders of any Person) would acquire, directly or indirectly, 10% or more of the aggregate voting power of AGM or the surviving entity in a transaction involving AGM or the resulting direct or indirect parent of AGM or such surviving entity in any such transaction, in each case, other than the Transactions; provided that, for the avoidance of doubt, no disposition of any Portfolio Company or other assets by a Fund, in each case, in the ordinary course of business, shall constitute an acquisition transaction pursuant to a AGM Takeover Proposal.

“AHL Bye-Laws” means AHL’s Amended and Restated Bye-Laws, as amended to the date of this Agreement.

“AHL Equity Awards” means the AHL Options, AHL RSAs and AHL Share Units.

“AHL ESPP” means the AHL’s 2017 Employee Stock Purchase Plan.

“AHL Insurance Contract” means any contract, agreement or policy of insurance or reinsurance, binder, slip, endorsement or certificate, and forms with respect thereto, including any life, health, accident and disability insurance policy, variable, fixed, indexed or payout annuity, guaranteed investment contract and any other insurance policy or insurance or annuity contract or certificate issued, ceded or assumed by any AHL Insurance Subsidiary.

“AHL Intervening Event” means a material event or circumstance that was not known to the Special Committee on the date of this Agreement (or if known, the consequences of which were not known to the Special Committee as of the date of this Agreement), which event or circumstance, or any consequence thereof, becomes known to the Special Committee prior to the AHL Shareholder Approval; provided, however, that in no event shall any Takeover Proposal or any inquiry, offer or proposal that constitutes or could reasonably be expected to lead to a Takeover Proposal constitute an AHL Intervening Event.

“AHL Lease” means any lease, sublease, sub-sublease, license and other agreement under which AHL or any of its Subsidiaries leases, subleases, licenses, uses or occupies (in each case whether as landlord, tenant, sublandlord, subtenant or by other occupancy arrangement), or has the right to use or occupy, now or in the future, any real property.

“AHL Option” means an option to acquire AHL Shares granted pursuant to the AHL Share Plans.

“AHL Organizational Documents” means the AHL Certificate of Incorporation and Memorandum of Understanding and the AHL Bye-Laws.

“AHL Pension Plan” means any employee pension benefit plan within the meaning of Section 3(2) of ERISA covering current or former directors, officers or employees of AHL or any of its Subsidiaries that is sponsored, maintained or contributed to by AHL or any of its Subsidiaries or to which AHL or any of its Subsidiaries contributes or is obligated to contribute to, other than any such employee pension benefit plan required by applicable Law.

“AHL Plan” means each plan, program, policy, agreement or other arrangement covering current or former directors, officers or employees of AHL or any of its Subsidiaries, that is (i) an employee welfare plan within the meaning of Section 3(1) of ERISA, (ii) an AHL Pension Plan, (iii) a share option, share purchase, share appreciation right or other share-based compensation agreement, program or plan, (iv) an individual employment, consulting, severance, retention or other similar agreement between such person and AHL or any of its Subsidiaries or (v) a bonus, incentive, deferred compensation, profit-sharing, retirement, post-retirement, vacation, severance, retention or termination pay, benefit or fringe-benefit plan, program, policy, agreement or other arrangement, in each case that is sponsored, maintained or contributed to by AHL or any of its Subsidiaries or to which AHL or any of its Subsidiaries contributes or is obligated to contribute to, other than, in each case, any such plan, program, policy, agreement or other arrangement required by applicable Law or that is a “multiemployer plan” (within the meaning of Section 3(37) of ERISA).

“AHL Preferred Shares” means, collectively, the AHL Preferred Series A Share, AHL Preferred Series B Share, AHL Preferred Series C Share and AHL Preferred Series D Share.

“AHL Related Parties” means AHL and any of its former, current or future shareholders, managers, members, directors, partners, officers, Affiliates and agents and any former, current or future, direct or indirect, shareholders, equity holders, managers, members, directors, partners, officers, Affiliates and agents or other Representatives, and any successor or assign of the foregoing.

“AHL RSA” means an award of restricted AHL Shares granted pursuant to the AHL Share Plans.

“AHL Share Plans” means AHL’s 2014 Share Incentive Plan, 2016 Share Incentive Plan and 2019 Share Incentive Plan, each as may be amended from time to time.

“AHL Share Unit” means a right to obtain the value of an AHL Share either in the form of an AHL Share, cash, other property, or a combination thereof, granted pursuant to the AHL Share Plans.

“AHL Warrants” means warrants for the purchase of AHL Shares.

“Antitrust Laws” means the Sherman Act, as amended, the Clayton Act, as amended, the HSR Act, the Federal Trade Commission Act, as amended, all applicable non-U.S. antitrust Laws and all other applicable Laws issued by a Governmental Authority that are designed or intended to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade or lessening of competition through merger or acquisition.

“Apollo Operating Group” means the Persons listed on Section 8.13(a) of the AGM Disclosure Schedule.

“Applicable SAP” means, with respect to any AHL Insurance Subsidiary, the applicable statutory accounting principles (or local equivalents in the applicable jurisdiction) prescribed or permitted by the applicable Insurance Regulator under applicable Insurance Law.

“Average AGM Share Price” means the volume weighted average trading price of the AGM Shares on the NYSE (as reported by Bloomberg L.P. or, if not reported thereby, by another authoritative source mutually agreed by AHL and AGM) for the thirty (30) consecutive trading days ending on the date immediately preceding the AGM Effective Time.

“business day” means a day except a Saturday, a Sunday or other day on which the SEC or banks in the City of New York or Bermuda are authorized or required by Law to be closed.

“Code” means the U.S. Internal Revenue Code of 1986.

“Control Person” means any Person that is deemed or may be deemed to “control” AGM or Tango Holdings within the meaning of applicable insurance Laws, including any Person that holds ten percent (10%) or more of the outstanding voting securities of AGM or Tango Holdings (and has not filed a disclaimer of control or affiliation or similar filing).

“Covered Proposal” means a Takeover Proposal, substituting “50%” for each occurrence of “10%” in the definition of “Takeover Proposal”.

“DGCL” means the Delaware General Corporation Law.

“Dissenting Shares” means AHL Shares held by a holder of AHL Shares or AHL Preferred Shares held by a holder of AHL Preferred Shares who did not vote in favor of the AHL Merger and who complies with all of the provisions of the Bermuda Companies Act concerning the right of holders of AHL Shares or AHL Preferred Shares to require appraisal of their AHL Shares or AHL Preferred Shares pursuant to the Bermuda Companies Act.

“Encumbrance” means any mortgage, deed of trust, lease, license, condition, covenant, restriction, hypothecation, option to purchase or lease or otherwise acquire any interest, right of first refusal or offer, conditional sales or other title retention agreement, adverse claim of ownership or use, easement, encroachment, right of way or other title defect, third-party right or encumbrance of any kind or nature.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

“Existing Credit Facilities” means that certain Credit Agreement, dated as of December 3, 2019, among AHL, Athene Life RE Ltd., an exempted company incorporated under the laws of Bermuda, Athene USA Corporation, an Iowa corporation and Athene Annuity RE Ltd., an exempted company incorporated under the laws of Bermuda, the lenders from time to time party thereto and Citibank, N.A. as administrative agent.

“Fund” means any separate account, client (other than AHL and its Subsidiaries), investment vehicle or similar entity sponsored, advised or managed, directly or indirectly, by AGM or any of its Subsidiaries.

“GAAP” means generally accepted accounting principles in the United States, consistently applied.

“Governmental Authority” means any government, court, regulatory or administrative agency, arbitral body or self-regulated entity, tribunal, commission or authority or other legislative, executive or judicial governmental entity, whether federal, national, provincial, state, local, foreign or multinational.

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations promulgated thereunder.

“Insurance Law” means all Laws applicable to the business of insurance or the regulation of insurance companies, whether federal, national, provincial, state, local, foreign or multinational, and all applicable orders, directives of, and market conduct recommendations resulting from market conduct examinations of, Insurance Regulators.

“Insurance Regulators” means all Governmental Authorities regulating the business of insurance under Insurance Laws.

“Intellectual Property” means all intellectual property and other similar proprietary rights in any jurisdiction, whether registered or unregistered, including such rights in and to: any patent (including all reissues, divisions, continuations, continuations-in-part and extensions thereof), patent application and patent right; any trademark, servicemark, trade name, business name and brand name, including any and all goodwill associated therewith; any copyright and database rights; any internet domain name; and any trade secret, know-how and other information of a proprietary nature.

“Investment” means any investment (or similar term describing the results of the deployment of capital) as defined in the governing document of any Fund.

“IRS” means the Internal Revenue Service.

“Knowledge” means, (i) with respect to AHL, the actual knowledge, as of the date of this Agreement, of the individuals listed on Section 8.13 of the AHL Disclosure Schedule after reasonable inquiry and (ii) with respect to AGM, Tango Holdings, AGM Merger Sub or AHL Merger Sub, the actual knowledge, as of the date of this Agreement, of the individuals listed on Section 8.13(b) of the AGM Disclosure Schedule after reasonable inquiry.

“Liens” means any pledges, liens, claims, options, charges, mortgages, Encumbrances or security interests of any kind or nature.

“Material Adverse Effect” means any event, circumstance, development, change or effect that, individually or in the aggregate with all other events, circumstances, developments, changes, state of facts and effects, (a) has or would reasonably be expected to have a material adverse effect on the business, operations, results of operations, assets (including investment assets), liabilities or condition (financial or otherwise) of AHL and its Subsidiaries taken as a whole or (b) would reasonably be expected to prevent or materially delay the consummation of the Mergers and the other Transactions or prevent or materially impair or materially delay the ability of AHL to perform its obligations hereunder; provided, however, that, for purposes of clause (a) only, none of the following, and no effect, change, event or occurrence arising out of, or resulting from, the following, shall constitute or be taken into account, individually or in the aggregate, in determining whether a Material Adverse Effect has occurred or may occur: to the extent any effect, change, event or occurrence that results from (i) changes or conditions generally affecting the life insurance and annuity industry in the geographic regions in which AHL and its Subsidiaries operate, (ii) general economic or regulatory, legislative or political conditions or securities, credit, financial or other capital markets conditions in any jurisdiction, (iii) any failure, in and of itself, by AHL to meet any internal or published projections, forecasts, estimates or predictions in respect of revenues, earnings or other financial or operating metrics for any period, (iv) geopolitical conditions, the outbreak or escalation of hostilities, any acts of war (whether or not declared), sabotage, terrorism (including cyber-terrorism) or man-made disaster, or any escalation or worsening of any such hostilities, acts of war (whether or not declared), (v) any volcano, tsunami, pandemic (including COVID-19), hurricane, tornado, windstorm, flood, earthquake or other natural disaster, (vi) changes directly attributable to, or directly resulting from, the execution and delivery of this Agreement or the public announcement or pendency of the Transactions, including the impact thereof on the relationships of AHL or any of its Subsidiaries with employees, customers, brokers, agents, financing sources, business partners or regulators, (vii) any change or announcement of a potential change, in and of itself, in AHL’s or any of its Subsidiaries’ credit, financial strength or claims paying ratings or the ratings of any of AHL’s or its Subsidiaries’ businesses, (viii) any change, in and of itself, in the market price, credit ratings or trading volume of AHL’s or any of its Subsidiaries’ securities, (ix) any change in applicable Law, regulation, GAAP or in Applicable SAP (it being understood that the exceptions in clauses (iii), (vii) and (viii) shall not prevent or otherwise affect a determination that the underlying cause of any such failure or change referred to therein (to the extent not otherwise falling within any of the exceptions provided by clauses (i) through (ix) hereof) is a Material Adverse Effect), (x) any quarantine, “shelter in place,” “stay at home,” workforce reduction, social distancing, shut down, closure, sequester, safety or similar Law, directive, restrictions, guidelines, responses or recommendations of or promulgated by any Governmental Authority, including the Centers for Disease Control and Prevention and the World Health Organization, in each case, in connection with or in response to SARS-CoV-2 or COVID-19 (together, “COVID-19”) and any evolutions or mutations thereof or related or associated epidemics, pandemics or disease outbreaks (all of the foregoing, “COVID-19 Measures”), including any change, effect, event, occurrence, development, condition or fact with respect to COVID-19 or the COVID-19 Measures or any escalation or worsening thereof (including any subsequent waves) or (xi) the value of AHL and its Subsidiaries’ ownership interest in the Apollo Operating Group; provided further, however, that any effect, change, event or occurrence referred to in clause (i), (ii), (iv), (v) or (ix) may be taken into account in determining whether or not there has been a Material Adverse Effect to the extent such effect, change, event or occurrence has a disproportionate adverse effect on AHL and its Subsidiaries, taken as a whole, relative to other similarly-situated businesses in the life insurance and annuity industry (in which case the disproportionate effect or effects may be taken into account in determining whether or not a Material Adverse Effect has occurred).

“NYSE” means the New York Stock Exchange.

“Operating Group Units” refers to units in the Apollo Operating Group, with each such unit representing one (1) limited partnership interest or limited liability company interest, as applicable, in each of the limited partnerships or limited liability companies that comprise the Apollo Operating Group.

“Permitted Encumbrances” means (i) easements, rights-of-way, encroachments, restrictions, conditions and other similar Encumbrances incurred or suffered in the ordinary course of business and which, individually or in the aggregate, do not and would not reasonably be expected to materially impair the use (or contemplated use), utility or value of the applicable real property or otherwise materially impair the present or contemplated business operations at such location, (ii) zoning, entitlement, building and other land-use regulations imposed by Governmental Authorities having jurisdiction over such real property and (iii) Permitted Liens.

“Permitted Liens” means (i) statutory Liens for Taxes, assessments or other charges by Governmental Authorities not yet due and payable or the amount or validity of which is being contested in good faith and by appropriate proceedings, (ii) mechanics’, materialmen’s, carriers’, workmen’s, warehouseman’s, repairmen’s, landlords’ and similar Liens granted or which arise in the ordinary course of business, (iii) Liens securing payment, or any obligation, of the applicable Person or its Subsidiaries with respect to outstanding Indebtedness so long as there is no default under such Indebtedness, (iv) Liens granted in the ordinary course of the insurance or reinsurance business of the applicable Person or its Subsidiaries on cash and cash equivalent instruments or other investments, including Liens granted (A) in connection with (1) pledges of such instruments or investments to collateralize letters of credit delivered by the applicable Person or its Subsidiaries, (2) the creation of trust funds for the benefit of ceding companies, (3) underwriting activities of the applicable Person or its Subsidiaries, (4) deposit liabilities, (5) statutory deposits, (6) ordinary-course securities lending and short-sale transactions and (B) with respect to investment securities held in the name of a nominee, custodian or other record owner, (v) pledges or deposits by the applicable Person or any of its Subsidiaries under workmen’s compensation Laws, unemployment insurance Laws or similar legislation, or good faith deposits in connection with bids, tenders, Contracts (other than for the payment of Indebtedness) or leases to which such entity is a party, or deposits to secure public or statutory obligations of such entity or to secure surety or appeal bonds to which such entity is a party, or deposits as security for contested Taxes, in each case incurred or made in the ordinary course of business, (vi) gaps in the chain of title evident from the records of the relevant Governmental Authority maintaining such records, (vii) licenses granted to third parties in the ordinary course of business by the applicable Person or its Subsidiaries, (viii) in the case of AHL and its Subsidiaries, Liens created by or through the actions of AGM or any of its Affiliates, (ix) Liens discharged at or prior to the AHL Effective Time, (x) transfer restrictions imposed by Law and (xi) such other Liens, Encumbrances or imperfections that are not material in amount or do not materially detract from the value of or materially impair the existing use of the property affected by such Lien, Encumbrance or imperfection.

“Person” means an individual, corporation, company, limited liability company, partnership, joint venture, association, trust, unincorporated organization or any other entity, including a Governmental Authority.

“Portfolio Company” means any Person in which any Fund owns or has made, directly or indirectly, an Investment, including a “permanent capital vehicle”.

“Related Parties” means (i) with respect to AGM, Tango Holdings, AGM Merger Sub or AHL Merger Sub, the AGM Related Parties and (ii) with respect to AHL, the AHL Related Parties.

“Representatives” means, with respect to any Person, its officers, directors, employees, consultants, agents, financial advisors, investment bankers, attorneys, accountants, other advisors, Subsidiaries, controlled Affiliates and other representatives.

“Specified Party” means the Persons identified on Section 8.13(c) of the AGM Disclosure Schedule.

“Statutory Merger Agreement” means the Statutory Merger Agreement in the form attached hereto as Exhibit A to be executed and delivered by AHL, Tango Holdings and AHL Merger Sub as provided by the terms hereof.

“Subsidiary” when used with respect to any party, means any corporation, limited liability company, partnership, association, trust or other entity of which securities or other ownership interests representing more than 50% of the equity or more than 50% of the ordinary voting power (or, in the case of a partnership, more than 50% of the general partnership interests) are, as of such date, owned by such party or one or more Subsidiaries of such party or by such party and one or more Subsidiaries of such party; provided, (i) none of AHL or any of its Subsidiaries, on the one hand, nor AGM or any of Subsidiaries (other than AHL and its Subsidiaries), on the other hand, shall be deemed Subsidiaries of each other and (ii) that other than in the case of the definition of “AGM Related Parties,” or for purposes of Section 4.10, Section 6.02, Article VII and Section 8.15, no Portfolio Company or Fund shall be deemed a Subsidiary of AGM.

“Superior Proposal” means a bona fide written Covered Proposal that did not result from a breach of Section 5.02, which the Special Committee determines by resolution in good faith (after consultation with its financial advisor and outside legal counsel), and taking into account all legal, regulatory, financial, financing and other aspects of the Covered Proposal deemed relevant by the Special Committee (including payment of any termination fee) (a) is on terms and conditions more favorable from a financial point of view to the shareholders of AHL than those contemplated by this Agreement, (b) the conditions to the consummation of which are all reasonably capable of being satisfied and (c) for which financing, to the extent required, is then fully committed.

“Takeover Proposal” means any inquiry, proposal or offer from any Person (other than AGM and its Subsidiaries) relating to, in a single transaction or series of related transactions, any direct or indirect (i) sale, lease, exchange, transfer, reinsurance transaction or other disposition of 10% or more of the fair market value of the assets of AHL and its Subsidiaries, taken as a whole,

(ii) sale of shares or other securities representing 10% or more of the share capital of AHL, including by way of a tender offer or exchange offer or (iii) merger, amalgamation, consolidation, share exchange, business combination, reorganization, recapitalization, liquidation, dissolution or similar transaction involving AHL or any of its Subsidiaries pursuant to which such Person (or the shareholders of any Person) would acquire, directly or indirectly, 10% or more of the aggregate voting power of the AHL (without taking into account the voting cutback provisions of bye-law 4.3(a) of the AHL Bye-Laws) or the surviving entity in a transaction involving AHL or the resulting direct or indirect parent of AHL or such surviving entity in any such transaction, in each case, other than the Transactions.

“Tax Returns” means all reports, returns, declarations, statements or other information (including any attached schedules, supplements and additional materials) filed or required to be filed with a Governmental Authority in connection with Taxes, including any information return, claim for refund, amended return or declaration of estimated Taxes or any amendment thereof.

“Tax” means (i) any and all federal, national, provincial, state, local or foreign taxes, charges, fees, levies or other similar assessments or liabilities in the nature of taxes, including income, gross receipts, ad valorem, value-added, excise, real property, personal property, sales, use, social security, unemployment, alternative or add-on minimum, severance, stamp, transfer, withholding, employment, payroll and franchise taxes imposed by a Governmental Authority, together with any interest, penalties, assessments or additions to tax imposed by any Governmental Authority, (ii) any and all liability for the payment of any items described in clause (i) above as a result of being (or ceasing to be) a member of an affiliated, consolidated, combined, unitary or aggregate group (or being included (or being required to be included) in any Tax Return related to such group), and (iii) any and all liability for the payment of any amounts as a result of any express or implied obligation to indemnify any other person, or any successor or transferee liability, in respect of any items described in clause (i) or (ii) above.

“Transactions” means, collectively, the transactions contemplated by this Agreement, including the Mergers.

(b) The following terms are defined in the section of this Agreement set forth after such term below:

Terms Not Defined in Section 8.13(a)	Section
Adjusted AGM Options	Section 2.07(a)(i)
Adjusted AGM RSAs	Section 2.07(a)(ii)
Adjusted AGM Share Unit	Section 2.07(a)(iii)
Adjusted AHL Options	Section 2.05(a)(i)
Adjusted AHL RSAs	Section 2.05(a)(ii)
Adjusted AHL Share Unit	Section 2.05(a)(iii)
Adverse Recommendation Change	Section 5.02(b)(iv)
AGM	Preamble
AGM Adverse Recommendation Change	Section 5.03(b)
AGM Board Recommendation	Section 4.03(d)

AGM Certificate	Section 2.02(c)
AGM Certificate of Merger	Section 1.03
AGM Claim	Section 5.07(b)
AGM Class B Common Stock	Section 4.02(a)
AGM Class C Common Stock	Section 4.02(a)
AGM Disclosure Schedule	Article IV
AGM Effective Time	Section 1.03
AGM Filed SEC Documents	Article IV
AGM Fixed RSA	Section 2.07(a)(ii)
AGM Fixed RSU	Section 2.07(a)(iii)
AGM Indemnitee	Section 5.07(a)
AGM Indemnitees	Section 5.07(a)
AGM Material Adverse Effect	Section 6.03(a)
AGM Material Contract	Section 3.17(a)
AGM Maximum Premium	Section 5.08(c)
AGM Merger	Section 1.01
AGM Merger Consideration	Section 2.02(c)
AGM Merger Sub	Preamble
AGM Merger Sub Share	Section 2.02
AGM Performance RSA	Section 2.07(a)(ii)
AGM Performance RSU	Section 2.07(a)(iii)
AGM Representation Letter	Section 5.15
AGM SEC Documents	Section 4.06(a)
AGM Securities	Section 4.02(b)
AGM Series A Preferred Stock	Section 4.02(a)
AGM Series B Preferred Stock	Section 4.02(a)
AGM Stockholder Approval	Section 4.03(c)
AGM Stockholders Meeting	Section 5.03(b)
AGM Surviving Entity	Section 1.01
AGM Tax Opinion	Section 6.02(d)
AGM’s Counsel	Section 5.15
Agreement	Preamble
AHL	Preamble
AHL Board	Recitals
AHL Board Recommendation	Section 3.03(b)
AHL Certificate of Merger	Section 1.03(b)
AHL Claim	Section 5.07(b)
AHL Disclosure Schedule	Article III
AHL Effective Time	Section 1.03(b)
AHL Employee	Section 5.10(a)
AHL Filed SEC Documents	Article III
AHL Fixed RSA	Section 2.05(a)(ii)
AHL Fixed RSU	Section 2.05(a)(iii)
AHL Indemnitee	Section 5.07(a)
AHL Indemnitees	Section 5.07(a)
AHL Insurance Subsidiary	Section 3.18

AHL Maximum Premium	Section 5.07(c)
AHL Merger	Section 1.02
AHL Merger Sub	Preamble
AHL Merger Sub Shares	Section 2.01
AHL Reinsurance Contracts	Section 3.17(a)
AHL Representation Letter	Section 5.15
AHL SEC Documents	Section 3.05(a)
AHL Securities	Section 3.02(b)
AHL Shareholder Approval	Section 3.03(d)
AHL Shareholders Meeting	Section 5.03(d)
AHL Shares	Section 3.02(a)
AHL Statutory Statements	Section 3.19(a)
AHL Surviving Entity	Section 1.02
AHL Tax Opinion	Section 6.03(d)
AHL Variable RSA	Section 2.05(a)(ii)
AHL Variable RSU	Section 2.05(a)(iii)
AHL’s Counsel	Section 5.15
Appraisal Withdrawal	Section 2.06(b)
Appraised Fair Value	Section 2.06(a)
Bankruptcy and Equity Exception	Section 3.03(a)
Bermuda Companies Act	Section 1.02
Book-Entry AGM Share	Section 2.02(c)
Book-Entry Share	Section 2.01(c)
Capitalization Date	Section 3.02(a)
Certificate	Section 2.01(c)
Chosen Courts	Section 8.07(b)
Class C Stockholder Approval	Recitals
Closing	Section 1.03(d)
Closing Date	Section 1.03(d)
Confidentiality Agreement	Section 5.06(a)
Continuation Period	Section 5.10(a)
Contract	Section 3.03(c)
Current ESPP Offering Period	Section 2.05(c)
ERISA Affiliate	Section 3.11(c)
Exchange Act	Section 3.02(c)
Exchange Fund	Section 2.04
Exchange Ratio	Section 2.01(c)
Existing Confidentiality Agreement	Section 5.02(a))
Existing Debt	Section 5.16
FCPA	Section 3.08
Indebtedness	Section 5.01(a)(ii)
Investment Assets	Section 3.13
Joint Proxy Statement/Prospectus	Section 5.03(a)
Laws	Section 3.08
Material Contract	Section 3.17(a)
Merger Application	Section 1.03(b)

Merger Consideration	Section 2.01(c)
Merger Share Consideration	Section 2.01(c)
Mergers	Section 1.02
Notice of Superior Proposal	Section 5.02(c)(iii)
Operating Group Unit Exchange	Recitals
Paying Agent	Section 2.04
Permits	Section 3.08
Principal AGM Stockholders	Recitals
Producers	Section 3.22
Registrar	Section 1.03(b)
Registration Statement	Section 3.04
Replacement Facilities	Section 5.01(a)(ii)
Required Regulatory Approvals	Section 6.01(c)
Restraints	Section 6.01(d)
Sarbanes-Oxley Act	Section 3.05(d)
SEC	Section 3.04
Securities Act	Section 3.02(d)
Senior Officer	Section 5.01(a)(vi)
Special Committee	Recitals
Surviving AGM Stock	Section 2.02(a)
Surviving AHL Shares	Section 2.01(a)
Takeover Law	Section 3.15
Tango Holdings	Preamble
Tango Holdings Shares	Section 2.01(c)
Termination Fee	Section 7.03(a)
Transaction Litigation	Section 5.11
UK Bribery Act	Section 3.08
Voting Agreement	Recitals
Walk-Away Date	Section 7.01(b)(i)
Warrant Consideration	Section 2.08

Section 8.14 Fees and Expenses. Whether or not the Mergers are consummated, all fees and expenses incurred in connection with the Mergers, this Agreement and the other Transactions shall be paid by the party incurring or required to incur such fees or expenses, except as otherwise explicitly set forth in this Agreement.

Section 8.15 Limitation on Recourse. Each party agrees, on behalf of itself and its Related Parties, that all Actions (whether in Contract or in tort, in Law or in equity or otherwise, or granted by statute or otherwise, whether by or through attempted piercing of the corporate, limited partnership or limited liability company veil or any other theory or doctrine, including alter ego or otherwise) that may be based upon, in respect of, arise under, out or by reason of, be connected with, or relate in any manner to: (a) this Agreement or the transactions contemplated hereby; (b) the negotiation, execution or performance of this Agreement (including any representation or warranty made in connection with, or as an inducement to, this Agreement); (c) any breach or violation of this Agreement; and (d) any failure of any of the transactions contemplated by this Agreement to be consummated, in each case, may be made only against (and are those solely of) the Persons that are, in the case of this Agreement, expressly identified as parties to this Agreement and in accordance with, and subject to the terms and conditions of, this Agreement. Notwithstanding anything in this Agreement to the contrary, each party agrees, on behalf of itself and its Related Parties, that no recourse under this Agreement or in connection with any of the transactions contemplated hereby will be sought or had against any other Person, including any Related Party, and no other Person, including any Related Party, will have any liability, for any claims, causes of action or liabilities arising under, out of, in connection with or related in any manner to the items in the immediately preceding clauses (a) through (d), it being expressly agreed and acknowledged that no personal liability or losses whatsoever will attach to, be imposed on or otherwise be incurred by any of the aforementioned, as such, arising under, out of, in connection with or related in any manner to the items in the immediately preceding clauses (a) through (d), in each case, except for claims that (1) AGM, AGM Merger Sub or AHL, as applicable, may assert (subject, with respect to the following clause (ii), in all respects to the limitations set forth in Section 8.08 and this Section 8.15) (i) against any Person that is party to, and solely pursuant to the terms and conditions of, the Confidentiality Agreement or (ii) against any party hereto solely in accordance with, and pursuant to the terms and conditions of, this Agreement. Notwithstanding anything to the contrary in this Agreement, no AGM Related Party will be responsible or liable for any multiple, consequential, indirect, special, statutory, exemplary or punitive damages that may be alleged as a result of this Agreement or any of the transactions contemplated hereby, or the termination or abandonment of any of the foregoing.

Section 8.16 Interpretation. (a) When a reference is made in this Agreement to an Article, a Section, Exhibit or Schedule, such reference shall be to an Article of, a Section of, or an Exhibit or Schedule to, this Agreement unless otherwise indicated. The table of contents and headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. Whenever the words “include”, “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation”. The words “hereof”, “herein” and “hereunder” and words of similar import when used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement. The terms “or”, “any” and “either” are not exclusive. The word “extent” in the phrase “to the extent” shall mean the degree to which a subject or other thing extends, and such phrase shall not mean simply “if”. The word “will” shall be construed to have the same meaning and effect as the word “shall”. The phrase “ordinary course of business” shall be construed to be followed by the phrase “consistent with past practice” regardless of whether such phrase is expressed. The phrase “provided or made available” with respect to AHL or any of its Subsidiaries shall be construed to mean (i) provided by electronic mail directly to AGM or its Representatives or (ii) expressly contained in the AHL SEC Documents or AGM SEC Documents, as applicable. All terms defined in this Agreement shall have the defined meanings when used in any document made or delivered pursuant hereto unless otherwise defined therein. The definitions contained in this Agreement are applicable to the singular as well as the plural forms of such terms and to the masculine as well as to the feminine and neuter genders of such term. Any agreement, instrument or statute defined or referred to herein or in any agreement or instrument that is referred to herein means such agreement, instrument or statute as from time to time amended, modified or supplemented, including (in the case of agreements or instruments) by waiver or consent and (in the case of statutes) by succession of comparable successor statutes and references to all attachments thereto and instruments incorporated therein; provided that with respect to agreements and instruments, any such amendment, modification or supplement made after the date of this

Agreement shall be made in accordance with Section 5.01(a). Unless otherwise specifically indicated, all references to “dollars” or “$” shall refer to the lawful money of the United States. References to a Person are also to its permitted assigns and successors. Whenever the last day for the exercise of any right or the discharge of any duty under this Agreement falls on a day other than a business day, the party having such right or duty shall have until the next business day to exercise such right or discharge such duty.

(b) The parties hereto have participated jointly in the negotiation and drafting of this Agreement and, in the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as jointly drafted by the parties hereto and no presumption or burden of proof shall arise favoring or disfavoring any party hereto by virtue of the authorship of any provision of this Agreement.

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IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed and delivered as of the date first above written.

ATHENE HOLDING LTD

By:	/s/ William J. Wheeler
Name: William J. Wheeler
Title: Vice President

[Signature Page to Merger Agreement]

APOLLO GLOBAL MANAGEMENT, INC.

By:	/s/ John Suydam
Name: John Suydam
Title: Chief Legal Officer

TANGO HOLDINGS, INC.

By:	/s/ John Suydam
Name: John Suydam
Title: President and Secretary

GREEN MERGER SUB, INC.

By:	/s/ John Suydam
Name: John Suydam
Title: Director

BLUE MERGER SUB, LTD.

By:	/s/ John Suydam
Name: John Suydam
Title: President and Secretary

[Signature Page to Merger Agreement]